===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         August                                 2006
                          --------------------------------   -------------------
Commission File Number    000-23464
                          --------------------------------   -------------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

         Form 20-F                       Form 40-F  X
                   ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No  X
             ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

===============================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

    1           Notice of Special Meeting of Shareholders of Hummingbird Ltd.
                and Management Information Circular, dated August 18, 2006.

    2           Letter of Transmittal with Respect to the Common Shares of
                Hummingbird Ltd.

    3           Form of Proxy solicited by and on behalf of Hummingbird Ltd.

    4 News Release, dated August 28, 2006 ("Hummingbird Ltd. Confirms Mailing of Management Information Circular and Receipt of Interim Order").

                                                                      DOCUMENT 1

                       [HUMMINGBIRD LOGO GRAPHIC OMITTED]


                                   ARRANGEMENT

                                    involving

                                HUMMINGBIRD LTD.

                                       and

                              Open Text Corporation
                                       and
                               6575064 Canada Inc.


                         SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                                HUMMINGBIRD LTD.
                        TO BE HELD ON SEPTEMBER 15, 2006


                          NOTICE OF SPECIAL MEETING AND
                         MANAGEMENT INFORMATION CIRCULAR


                                 August 18, 2006

These materials are important and require your immediate attention. They require Shareholders to make an important decision. If you are in doubt as to how to make such decision, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Common Shares, please contact Georgeson Shareholder Communications Canada Inc. at 1.866.500.8075 or CIBC Mellon Trust Company at 416.643.5500 or 1.800.387.0825.

[HUMMINGBIRD LOGO GRAPHIC OMITTED]


August 18, 2006

Dear Fellow Shareholder:

         The Board of Directors cordially invites you to attend the special meeting of shareholders of Hummingbird Ltd. ("Hummingbird") to be held commencing at 10:00 a.m. (Toronto time) on Friday, September 15, 2006 at The Hummingbird Centre for the Performing Arts, 1 Front Street East, Toronto, Ontario.

         At the meeting, shareholders will be asked to consider and vote on, among other things, a special resolution, approving a statutory arrangement pursuant to Section 192 of the Canada Business Corporations Act whereby 6575064 Canada Inc., a wholly-owned subsidiary of Open Text Corporation, will acquire all of the outstanding common shares of Hummingbird for US$27.85 in cash per common share.

         The Board of Directors of Hummingbird (other than Mr. Malik who did not vote due to his employment as a Managing Director at Lehman Brothers Inc., a financial advisor to Hummingbird), based in part on the unanimous recommendation of the Special Committee of independent members of the Board of Directors, has unanimously approved the arrangement and has determined that the arrangement is fair to Hummingbird's shareholders and in the best interests of Hummingbird.

         To be effective, the arrangement must be approved by a resolution passed by at least two-thirds of the votes cast at the special meeting. The arrangement is also subject to certain customary conditions, as well as the approval of the Ontario Superior Court of Justice. The Board of Directors (other than Mr. Malik, who abstained for the reason cited above) unanimously recommends that Hummingbird's shareholders vote FOR the resolution approving the arrangement. All of the directors and executive officers of Hummingbird have advised Hummingbird that they intend to vote or cause to be voted all common shares beneficially held by them in favour of the resolution approving the arrangement. Mr. Litwin and I agreed with Open Text to vote our shares in favour of the resolution.

         The accompanying Notice of Special Meeting and Management Information Circular describe the arrangement and include certain additional information to assist you in considering how to vote on the special resolution. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal or other professional advisor.

         Your vote is important regardless of the number of Hummingbird common shares you own. If you are unable to be present at the meeting in person, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy so that your shares can be voted at the meeting in accordance with your instructions. We also encourage you to complete, sign, date and return the enclosed Letter of Transmittal so that, if the proposed arrangement is approved, payment for your shares can be sent to you as soon as possible following the implementation of the arrangement.

         Subject to obtaining court approval and satisfying other customary conditions, including the approval of Hummingbird's shareholders, it is anticipated that the arrangement will be completed on or about October 2, 2006.

         If you have any questions, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc. at 1.866.500.8075, or CIBC Mellon Trust Company at 416.643.5500 or 1.800.387.0825.

         On behalf of Hummingbird, I would like to thank all of our shareholders for their ongoing support as we prepare to take part in this important event in Hummingbird's history.

                                              Yours very truly,

                                              "Fred E. Sorkin"

                                              Fred E. Sorkin
                                              Chairman of the Board of Directors

                                HUMMINGBIRD LTD.
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

      NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders of Hummingbird Ltd. ("Hummingbird") will be held commencing at 10:00 a.m. (Toronto time) on Friday, September 15, 2006 at The Hummingbird Centre for the Performing Arts, 1 Front Street East, Toronto, Ontario for the following purposes:

1. to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated August 18, 2006 (the "Interim Order") and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act involving Hummingbird, its shareholders and other securityholders, and 6575064 Canada Inc. ("Acquisition Sub") and Open Text Corporation, involving, among other things, the acquisition by Acquisition Sub of all of the outstanding common shares of Hummingbird (the "Common Shares") for US$27.85 in cash for each Common Share, all as more particularly described in the accompanying Management Information Circular of Hummingbird (the "Circular");

2. to consider, and, if deemed advisable, to pass, with or without variation, an ordinary resolution ratifying the grant of 50,000 options to purchase Common Shares to each of Hadley C. Ford, John B. Wade III and John A. MacDonald on March 3, 2006; and

3. to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

      The Board of Directors of Hummingbird has fixed the close of business on August 21, 2006 as the record date for determining shareholders of Hummingbird who are entitled to receive notice of and vote at the Meeting.

      The Arrangement and the Arrangement Resolution are described in the Circular and the full text of the Arrangement Resolution is set out in Appendix A to the Circular. The Circular, a form of proxy and a Letter of Transmittal accompany this Notice of Meeting.

      Registered shareholders of Hummingbird unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received by Hummingbird's transfer agent, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 before 5:00 p.m. (Toronto time) on September 14, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 5:00 p.m. (Toronto time) on the business day before the date that any adjourned or postponed Meeting is reconvened or held, as the case may be. Non-registered, beneficial shareholders of Hummingbird should seek instructions on how to complete their form of proxy and vote their Common Shares from their broker, trustee, financial institution or other nominee.

         Pursuant to the Interim Order, registered holders of Common Shares have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Common Shares. This right is described in the Circular. The dissent procedures require that a registered holder of Common Shares who wishes to dissent must send to Hummingbird (a) at 1 Sparks Avenue, Toronto, Ontario, M2H 2W1 (Attention: Corporate Secretary) or (b) by facsimile transmission to (416) 496-2207 (Attention: Corporate Secretary), to be received not later than 5:00 p.m. (Toronto time) on

September 13, 2006 (or 5:00 p.m. (Toronto time) on the day which is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), a written notice of objection to the Arrangement Resolution and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent. See the Section entitled "Dissenting Holders' Rights" in the Circular and Appendix G to the Circular. Beneficial owners of Common Shares registered in the name of a broker, trustee, financial institution or other nominee who wish to dissent should be aware that only registered owners of Common Shares are entitled to dissent.

      Dated at Toronto, Ontario on August 18, 2006.

                                             By Order of the Board of Directors,
                                             "Inder P.S. Duggal"
                                             Inder P.S. Duggal
                                             Corporate Secretary

                                TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS IN THE UNITED STATES....................................1
CURRENCY ......................................................................1
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS................1
INFORMATION CONTAINED IN THIS CIRCULAR.........................................2
SUMMARY OF MANAGEMENT INFORMATION CIRCULAR.....................................3
     Meeting of Shareholders...................................................3
     The Arrangement...........................................................3
     Recommendation of the Special Committee...................................3
     Recommendation of the Board...............................................3
     Reasons for the Arrangement...............................................4
     Opinion of Banc of America Securities LLC.................................5
     Required Shareholder Approval.............................................6
     Support Agreements........................................................6
     Arrangement Mechanics.....................................................6
     Sources of Funds for the Arrangement......................................6
     Interests of Senior Management and Others in the Arrangement..............7
     Superior Proposals........................................................7
     Conditions to the Arrangement Becoming Effective..........................7
     Court Approval............................................................7
     Regulatory Matters........................................................8
     Closing...................................................................8
     Termination of the Arrangement Agreement..................................8
     Termination Payment and Expense Reimbursement.............................8
     Dissenting Holders' Rights................................................8
     Certain Canadian Federal Income Tax Considerations........................9
     Certain Material United States Federal Income Tax Considerations..........9
INFORMATION CONCERNING THE MEETING AND VOTING.................................10
THE ARRANGEMENT...............................................................14
     Background to the Arrangement Agreement..................................14
     Description of the Arrangement...........................................14
     Recommendation of the Special Committee..................................17
     Recommendation of the Board..............................................17
     Reasons for the Arrangement..............................................17
     Opinion of Banc of America Securities LLC................................19
     Required Shareholder Approval............................................20
     Arrangement Mechanics....................................................20
     Interests of Directors, Senior Management and Others in the Arrangement..31
     Intentions of Hummingbird Directors and Executive Officers...............25
     Sources of Funds for the Arrangement.....................................25
OTHER TERMS OF THE ARRANGEMENT AGREEMENT......................................26
     Conditions Precedent to the Arrangement..................................26
     Representations and Warranties...........................................27
     Conduct of Hummingbird's Business........................................27
     Covenants................................................................27
     Covenants of Hummingbird Regarding Non-Solicitation......................28
     Right to Match...........................................................30
     Termination..............................................................30
     Termination Payment......................................................31
     Expense Reimbursement....................................................31
HOLDING COMPANY ALTERNATIVE...................................................32
RATIFICATION OF STOCK OPTION GRANTS...........................................34
PRINCIPAL LEGAL MATTERS.......................................................34
     Court Approval of the Arrangement and Completion of the Arrangement......34
     Regulatory Matters.......................................................35
     Stock Exchange De-Listing and Reporting Issuer Status....................36

DISSENTING HOLDERS' RIGHTS....................................................36
INFORMATION CONCERNING HUMMINGBIRD............................................38
     Principal Shareholders...................................................39
     Indebtedness of Directors, Officers and Employees........................39
     Auditors.................................................................39
     Capitalization...........................................................39
INFORMATION CONCERNING ACQUISITION SUB AND OPEN TEXT..........................39
HUMMINGBIRD MARKET PRICE AND TRADING VOLUME DATA..............................40
CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS...................................41
     Certain Canadian Federal Income Tax Considerations.......................41
     Currency Translation.....................................................42
     Shareholders Resident in Canada..........................................42
     Shareholders Not Resident in Canada......................................43
     Certain Material United States Federal Income Tax Considerations.........44
LEGAL MATTERS.................................................................45
ADDITIONAL INFORMATION........................................................46
QUESTIONS AND FURTHER ASSISTANCE..............................................46
APPROVAL OF HUMMINGBIRD.......................................................47
GLOSSARY OF TERMS.............................................................48

APPENDIX A ARRANGEMENT RESOLUTION............................................A-1

APPENDIX B ARRANGEMENT AGREEMENT.............................................B-1

APPENDIX C OPINION OF BANC OF AMERICA SECURITIES LLC.........................C-1

APPENDIX D PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA
BUSINESS CORPORATIONS ACT....................................................D-1

APPENDIX E INTERIM ORDER.....................................................E-1

APPENDIX F NOTICE OF APPLICATION FOR THE FINAL ORDER.........................F-1

APPENDIX G SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT...............G-1

                                HUMMINGBIRD LTD.
                         MANAGEMENT INFORMATION CIRCULAR


         THIS CIRCULAR AND ACCOMPANYING FORM OF PROXY ARE FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF HUMMINGBIRD LTD. ("HUMMINGBIRD") FOR USE AT THE MEETING AND AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. A GLOSSARY OF CERTAIN TERMS USED IN THIS CIRCULAR CAN BE FOUND AT PAGE 48 OF THIS CIRCULAR.

Except where otherwise indicated, the information contained in this Circular is given as of August 18, 2006.

                   NOTICE TO SHAREHOLDERS IN THE UNITED STATES

         Hummingbird is a corporation existing under the laws of Canada. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Hummingbird or this solicitation and therefore this solicitation is not being effected in accordance with U.S. securities laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that other requirements under Canadian laws may differ from requirements under U.S. corporate and securities laws.

         The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact that each of Hummingbird and Acquisition Sub exists under the laws of Canada, that some or all of its respective officers and directors are not residents of the United States and a substantial portion of its respective assets may be located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its Affiliates to subject themselves to a judgment by a U.S. court.

         Certain information concerning tax consequences of the Arrangement for Shareholders who are United States taxpayers is set forth in "Certain Tax Considerations for Shareholders -- Certain Canadian Federal Income Tax Considerations -- Shareholders Not Resident in Canada" and "Certain Tax Considerations for Shareholders -- Certain Material United States Federal Income Tax Considerations". Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States. Such consequences may not be described fully herein. Shareholders should consult with their legal, tax, financial and accounting advisors.

                                    CURRENCY

         All currency amounts referred to in this Circular are expressed in U.S. dollars, unless otherwise indicated. On August 18, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the noon spot rate of the Bank of Canada was $1.12.

         CAUTIONARY STATEMENT WITH RESPECT TO FORWARD LOOKING STATEMENTS

         This Circular contains forward looking statements about Hummingbird's objectives, strategies, financial condition, results of operations, cash flows and businesses. These forward looking statements can be identified by the use of terminology such as: "plan", "expect", "believe", "anticipate", "foresee", "should", "intend", "will", "may", "suspect", "estimate", "outlook", "continue", "project" and similar expressions concerning matters that are not historical facts. These statements are based on certain factors and assumptions including, but not limited to, market trends, competitive activities, market acceptance of new products, expected growth, regulatory requirements, foreign exchange rates, the economic environment and other assumptions, which we believe are reasonable based on currently available information. Forward looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which could cause actual results to differ materially from those anticipated in these forward looking statements. In addition to other factors and matters contained or incorporated in this Circular, Hummingbird believes the following factors could cause actual results to differ materially from those discussed in the forward looking statements: failure to satisfy the conditions to complete the Arrangement, including the receipt of the required shareholder, court or regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; and retention of customers, suppliers and personnel being adversely affected by the uncertainty surrounding the Arrangement. In light of these risks, which are inherent in forward looking statements, readers are cautioned not to place undue reliance on these forward looking statements. Furthermore, the forward looking statements contained in this Circular are made as of the date of this Circular. Unless otherwise required by applicable law, Hummingbird does not undertake any obligation to update or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise.

                     INFORMATION CONTAINED IN THIS CIRCULAR

         No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Hummingbird.

         This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

         Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

         THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE

ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                   SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

         The following is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices and documents incorporated by reference herein. Certain capitalized words and terms used in this summary and the Circular are defined in the Glossary of Terms found at page 48 of this Circular.

Meeting of Shareholders

         The Meeting will be held on Friday, September 15, 2006, at 10:00 a.m. (Toronto time) at The Hummingbird Centre for the Performing Arts, 1 Front Street East, Toronto, Ontario.

         At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution and the Options Resolution.

         Shareholders of record at the close of business on August 21, 2006 will be entitled to attend and vote at the Meeting or any adjournment or postponement thereof.

The Arrangement

         If the Arrangement Resolution is passed by the affirmative vote of at least two-thirds of the votes cast by the Shareholders present in person or by proxy and entitled to vote at the Meeting and all of the other conditions to closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court approved plan of arrangement under the CBCA. Pursuant to the Arrangement, all of the Common Shares will be transferred by the Shareholders to Acquisition Sub for $27.85 in cash per Common Share. In addition, all Options that are outstanding immediately prior to the Effective Time will be transferred to Hummingbird in exchange for a cash payment from or on behalf of Hummingbird equal to the amount (if any) by which $27.85 exceeds the exercise price payable under such Options (as converted into U.S. dollars pursuant to the Plan of Arrangement).

         See "The Arrangement -- Arrangement Mechanics".

         As at the close of business on August 18, 2006, there were issued and outstanding 17,618,199 Common Shares and Options to purchase an aggregate of 1,226,537 Common Shares.

Recommendation of the Special Committee

         The Special Committee of independent members of the Board has considered the Arrangement. THE SPECIAL COMMITTEE HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS FAIR TO SHAREHOLDERS AND IN THE BEST INTERESTS OF HUMMINGBIRD AND HAS UNANIMOUSLY RECOMMENDED THAT THE BOARD APPROVE THE ARRANGEMENT AND RECOMMEND THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION. SEE "THE ARRANGEMENT -- RECOMMENDATION OF THE SPECIAL COMMITTEE".

Recommendation of the Board

         The Board (other than Andrew Malik who did not vote due to his employment as a Managing Director at Lehman Brothers Inc., a financial advisor to Hummingbird) has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Hummingbird. Accordingly, the Board has approved the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. All of the directors and executive officers of Hummingbird have advised Hummingbird that they intend to vote or cause to be voted all Common Shares beneficially held by them in favour of the Arrangement Resolution. Fred Sorkin, Hummingbird's Chairman, and Barry Litwin, Hummingbird's Chief Executive Officer, have agreed with Open Text to vote all Common Shares beneficially owned by them in favour of the Arrangement Resolution. See "The Arrangement -- Recommendation of the Board".

Reasons for the Arrangement

         The Special Committee and the Board considered a number of factors in concluding that the Arrangement is in the best interests of Hummingbird and is fair to Shareholders, including:

         (a) the consideration to be received by Shareholders for each Common Share under the Arrangement represents a premium of approximately 20.5% over the closing trading price of the Common Shares on the NASDAQ on May 25, 2006, the last trading day on the NASDAQ prior to the announcement of the Symphony Arrangement, and is $1.10 per share more than the price per share under the Symphony Arrangement representing a premium of 4.1%;

         (b) prior to entering into the Symphony Arrangement Agreement, Hummingbird had participated in numerous discussions and negotiations with other potentially interested third parties, none of which led to a transaction for various reasons;

         (c) that the Arrangement consideration is all cash, which provides certainty of value to Shareholders compared to a transaction in which Shareholders would receive all or part of their payment in non-cash consideration;

         (d) the lack of liquidity in Hummingbird's shares in recent years and the negative impact this has had on Shareholders and on the ability of Hummingbird to engage in strategic transactions;

         (e) the opinion, dated August 3, 2006, of Banc of America Securities LLC to the Special Committee and the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by the holders of Common Shares (other than Open Text, Acquisition Sub, and their respective affiliates) pursuant to the proposed Arrangement. See "The Arrangement -- Opinion of Banc of America Securities LLC";

         (f) Open Text's receipt of a signed copy of the debt Commitment Letter, containing only limited, customary conditions;

         (g) under the Arrangement, all Shareholders are treated the same and no Shareholder receives any collateral benefit;

         (h) the terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from making a Superior Proposal or, provided Hummingbird complies with the terms of the Arrangement Agreement (including the payment of the Termination Payment in certain circumstances), preclude the Board from considering and acting on a Superior Proposal;

         (i) the terms and conditions of the Arrangement Agreement, including Hummingbird's, Open Text's and Acquisition Sub's representations, warranties and covenants, and the conditions to their respective obligations are, in the judgment of Hummingbird, after consultation with its legal counsel and Lehman Brothers Inc., reasonable and are, with certain limited exceptions, the same as the terms and conditions of the Symphony Arrangement Agreement, which were the product of extensive negotiations between Hummingbird and such advisors and Symphony and its advisors;

         (j) the Arrangement Resolution must be passed by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and the fact that if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such a higher offer and vote against the Arrangement Resolution;

         (k) the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders; and

         (l)  the availability of Dissent Rights.

         The Special Committee and the Board also considered a number of potential risks relating to the Arrangement, including:

         (a) the risks to Hummingbird if the Arrangement is not completed, including the costs to Hummingbird in pursuing the Arrangement, including payment of the $11.7 million termination payment to Symphony Affiliates, and the diversion of management attention away from the conduct of Hummingbird's business in the ordinary course;

         (b) the fact that, following the Arrangement, Hummingbird will no longer exist as an independent public company and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of Hummingbird's long-term plans;

         (c) the conditions to Open Text's obligation to complete the Arrangement and the right of Open Text to terminate the Arrangement Agreement under certain limited circumstances;

         (d) the limitations contained in the Arrangement Agreement on Hummingbird's ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, Hummingbird must pay a $12.4 million (approximately) Termination Payment to Open Text and that, under certain circumstances, Hummingbird must reimburse Open Text and Acquisition Sub for certain expenses, as described in "Other Terms of the Arrangement Agreement -- Termination Payment" and "Other Terms of the Arrangement Agreement -- Expense Reimbursement"; and

         (e) the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the consideration in the Arrangement.

         In reaching its determination, the Special Committee and the Board also considered and evaluated, among other things:

         (a) information concerning the business, operations, property, assets, financial condition, operating results and prospects of Hummingbird;

         (b)  current industry, economic and market conditions and trends; and

         (c) historical market prices and trading information with respect to Common Shares.

         See "The Arrangement -- Reasons for the Arrangement".

Opinion of Banc of America Securities LLC

         In connection with the Arrangement, Banc of America Securities LLC delivered to the Special Committee and the Board a written opinion, dated August 3, 2006, as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by the holders of Common Shares pursuant to the proposed Arrangement (other than Open Text, Acquisition Sub and their respective affiliates).

         The full text of the written opinion, dated August 3, 2006, of Banc of America Securities LLC, which states, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix C to this Circular and incorporated by reference in its entirety into this Circular. Holders of Common Shares are encouraged to read this opinion carefully in its entirety. The opinion was provided to the Special Committee and the Board in connection with their evaluation of the consideration to be received pursuant to the Arrangement, does not address any other aspect of the Arrangement and does not constitute a recommendation as to how Shareholders should vote or act with respect to the Arrangement. See "The Arrangement -- Opinion of Banc of America Securities LLC".

Required Shareholder Approval

         The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote in order for Hummingbird to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. See "The Arrangement -- Required Shareholder Approval".

Support Agreements

         Mr. Sorkin, Hummingbird's Chairman, and Mr. Litwin, Hummingbird's Chief Executive Officer, collectively own approximately 12.15% of the outstanding Common Shares as at August 18, 2006 and have entered into support agreements with Open Text and Acquisition Sub pursuant to which, among other things, they have agreed that they will vote their Common Shares in favour of the Arrangement. See "The Arrangement -- Description of the Arrangement -- Support Agreements".

Arrangement Mechanics

         Pursuant to the Arrangement, the following transactions, among others, will occur in the order set out in the Plan of Arrangement:

         o Hummingbird will, if requested by Open Text, cause Lender Sub to lend an aggregate amount of up to $58 million, plus any additional amount that Open Text may reasonably request, to Hummingbird and Acquisition Sub as follows:

              o the aggregate amount required to be paid by Hummingbird in respect of its acquisition of Options pursuant to the Plan of Arrangement will, if requested by Open Text, be lent to Hummingbird; and

              o    the balance will be lent to Acquisition Sub;

         o all Options that are outstanding immediately prior to the Effective Time shall be deemed to be conditionally vested and will be transferred to Hummingbird in exchange for a cash payment from or on behalf of Hummingbird equal to the amount (if any) by which $27.85 exceeds the exercise price payable under such Options (as converted into U.S. dollars pursuant to the Plan of Arrangement); and

         o each Common Share outstanding at the Effective Time and held by a Shareholder shall be transferred to Acquisition Sub in exchange for $27.85 in cash per Common Share.

         See "The Arrangement -- Arrangement Mechanics".

         In order to receive the above cash consideration for the Common Shares, a Shareholder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein.

Sources of Funds for the Arrangement

         Under the terms of the Arrangement Agreement, Acquisition Sub will pay an aggregate of approximately $491 million to acquire all of the outstanding Common Shares (assuming no Shareholders exercise their Dissent Rights and no Options are exercised between August 18, 2006 and the Effective Time). Open Text has obtained a commitment, subject to certain conditions, from a Schedule I Canadian bank to provide $450 million in term debt financing and borrowing availability under a $75 million revolving credit facility to fund a portion of this amount. Pursuant to the Arrangement Agreement, the balance of the funds, if any, required by Acquisition Sub to acquire the Common Shares will be funded by way of an equity investment by Open Text (or one of its Affiliates) and, if requested by Open Text, a loan from a subsidiary of Hummingbird to Acquisition Sub. See "The Arrangement -- Sources of Funds for the Arrangement".

Interests of Senior Management and Others in the Arrangement

         In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of Hummingbird's senior management and Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Special Committee and the Board are aware of these interests and considered them along with other matters described in "The Arrangement -- Interests of Senior Management and Others in the Arrangement".

Superior Proposals

         In the Arrangement Agreement, Hummingbird has agreed not to, directly or indirectly, among other things, solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal. Nonetheless, the Board is permitted to consider and accept a Superior Proposal under certain conditions. Open Text is entitled to a five-business day period within which to exercise a right to match any Superior Proposal that the Board proposes to accept, approve or recommend. If the Board accepts a Superior Proposal, Hummingbird is required to pay to Open Text the Termination Payment as set out in the Arrangement Agreement. See "Other Terms of the Arrangement Agreement -- Covenants of Hummingbird Regarding Non-Solicitation".

Conditions to the Arrangement Becoming Effective

         The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or both of Hummingbird and Open Text at or before the Effective Time, including:

         o the accuracy of the representations and warranties of Hummingbird and Open Text contained in the Arrangement Agreement;

         o the performance by Hummingbird and Open Text of their covenants under the Arrangement Agreement;

         o the approval of the Arrangement Resolution at the Meeting in accordance with the CBCA and the Interim Order;

         o    receipt of all Regulatory Approvals;

         o the absence of any Law that makes the Arrangement illegal or otherwise prevents or prohibits consummation of the Arrangement;

         o the absence of any pending or overtly threatened proceeding by or before any Governmental Entity seeking to prevent or challenge the consummation of the Arrangement;

         o    no Material Adverse Effect on Hummingbird having occurred;

         o Dissent Rights shall not have been exercised and remain outstanding at the Effective Time with respect to more than 10% of the outstanding Common Shares in connection with the Arrangement; and

         o the satisfaction of the conditions precedent set forth in the Commitment Letter.

         See "Other Terms of the Arrangement Agreement -- Conditions Precedent to the Arrangement".

Court Approval

         The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of the Circular, Hummingbird obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix E to this

Circular. Subject to the approval of the Arrangement Resolution by at least two-thirds of votes cast by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on September 22, 2006.

         At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See "Principal Legal Matters -- Court Approval of the Arrangement and Completion of the Arrangement".

Regulatory Matters

         The Arrangement is conditional upon the receipt of certain Regulatory Approvals, including receipt of an advance ruling certificate or a "no action" letter from the Commissioner of Competition under the Competition Act and expiration of the applicable waiting period under the HSR Act. See "Principal Legal Matters -- Regulatory Matters".

Closing

         The Arrangement Agreement provides that the Effective Date is to occur on the earlier of (a) (i) October 2, 2006, provided that all closing conditions have been satisfied or waived by such date, (ii) five business days after satisfaction or waiver of the conditions to closing (but no earlier than October 2, 2006 or later than the Outside Date), and (iii) the Outside Date, or
(b) on such other date as Hummingbird and Open Text may agree. The "Outside Date" is defined as October 21, 2006, subject to postponement for up to 90 days by Hummingbird or Open Text if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, and may be extended to such later date as may be agreed to in writing by Hummingbird, Open Text and Acquisition Sub. The Effective Date is currently expected to occur on or about October 2, 2006.

Termination of the Arrangement Agreement

         Hummingbird and Open Text may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either Hummingbird or Open Text may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur. See "Other Terms of the Arrangement Agreement -- Termination" and "Other Terms of the Arrangement Agreement -- Termination Payment".

Termination Payment and Expense Reimbursement

         The Arrangement Agreement provides that Hummingbird will pay to Open Text the Termination Payment of approximately $12.4 million in certain circumstances, including if the Arrangement Agreement is terminated by Hummingbird in connection with its acceptance of any Superior Proposal. See "Other Terms of the Arrangement Agreement -- Termination Payment".

         The Arrangement Agreement also provides that, if the Arrangement Agreement is terminated in certain circumstances, Hummingbird will pay to Open Text up to $2 million as reimbursement of the charges and expenses incurred by Open Text and Acquisition Sub in connection with the Arrangement. See "Other Terms of the Arrangement Agreement -- Termination Payment".

Dissenting Holders' Rights

         Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to Hummingbird at or before 5:00 p.m. (Toronto time) on September 13, 2006 (or on the day that is two business days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissenting Holders' Rights" below. If a Registered Shareholder dissents, and the Arrangement is completed, the Dissenting Holder is entitled to be paid the "fair value" of its Dissenting Common Shares as of the close of business on the day before the day the Arrangement Resolution is adopted. This amount may be the same as, more than or less than the $27.85 in cash per Common Share offered under the Arrangement. Only Registered Shareholders are entitled to dissent. Shareholders should carefully read the Section in this Circular entitled "Dissenting Holders' Rights" if they wish to exercise Dissent Rights.

Certain Canadian Federal Income Tax Considerations

         Residents of Canada. Generally, a Resident Shareholder who holds Common Shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which the cash received by such Shareholder, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of such Common Shares.

         Non-Residents of Canada. Generally, a Non-Resident Shareholder whose Common Shares do not constitute "taxable Canadian property" for purposes of the Tax Act will not be subject to tax under the Tax Act on any gain realized on the exchange of such Common Shares for cash under the Arrangement.

         The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders should read carefully the information in the Circular under the heading "Certain Tax Considerations for Shareholders -- Certain Canadian Federal Income Tax Considerations", which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Certain Material United States Federal Income Tax Considerations

         U.S. Holders. The Arrangement will be a taxable transaction for United States federal income tax purposes. As a result, a U.S. holder (as defined under the heading "Certain Tax Considerations for Shareholders -- Certain Material United States Federal Income Tax Considerations") of Common Shares will generally recognize gain or loss in an amount equal to the difference between the holder's adjusted tax basis in the Common Shares transferred in the Arrangement and the amount of the cash received in the Arrangement. Provided that Hummingbird is not a passive foreign investment company for U.S. federal income tax purposes, this gain or loss will generally be treated as a capital gain or loss if the U.S. holder held the Common Shares as capital assets and will be long-term if the U.S. holder's holding period for the Common Shares exceeds one year.

         Non-U.S. Holders. A non-U.S. holder (as defined under the heading "Certain Tax Considerations for Shareholders -- Certain Material United States Federal Income Tax Considerations") of Common Shares will generally not be subject to United States federal income tax as a result of the Arrangement provided that any gain attributable to the Common Shares is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, and in the case of a non-U.S. holder that is an individual, such holder has not been present in the United States for 183 days or more in the taxable year of the Arrangement and certain other conditions are satisfied.

         Shareholders should read carefully the information in the Circular under the heading "Certain Tax Considerations for Shareholders -- Certain Material United States Federal Income Tax Considerations", which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

         TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

                  INFORMATION CONCERNING THE MEETING AND VOTING

Q:       Who is soliciting my proxy?

A: Your proxy is being solicited by management of Hummingbird. The costs of solicitation will be borne by Hummingbird. This Circular is furnished in connection with that solicitation. It is expected that solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone or other communication by directors, officers and employees of Hummingbird without special compensation. Georgeson Shareholder Communications Canada Inc. is acting as Hummingbird's proxy solicitation agent, for which it will be paid a fee of up to approximately CAD$85,000, plus a "per call" fee for each telephone call to Shareholders made by Georgeson and reimbursement of Georgeson's costs and expenses in connection with the solicitation. Proxies are to be used at the Meeting to be held in Toronto, Ontario on September 15, 2006, at The Hummingbird Centre for the Performing Arts, 1 Front Street East and for the purposes set out in the accompanying Notice of Meeting. Under the Arrangement Agreement, Hummingbird has agreed that Open Text may, at its cost, at any time directly or through a soliciting dealer actively solicit proxies in favour of the Arrangement pursuant to this Circular.

Q:       What am I voting on?

A: You are being asked to vote to pass the Arrangement Resolution approving the Arrangement, which, among other things, will result in the indirect acquisition by Open Text of all of the outstanding Common Shares, other than Common Shares owned by Open Text and its Affiliates. You are also being asked to vote to ratify the grant of 50,000 Options to each of Hadley C. Ford, John B. Wade and John A. MacDonald.

Q:       How much will I receive for my Common Shares?

A: If the Arrangement is completed, you will be entitled to receive $27.85 in cash for each outstanding Common Share that you own as of the effective date of the Arrangement.

Q:       Am I entitled to receive notice of the Meeting and attend the Meeting?

A: Yes, if you are a Shareholder as of the close of business on August 21, 2006, which is the record date for the Meeting. All such Shareholders are entitled to receive notice of, attend and be heard at the Meeting.

Q:       Am I entitled to vote?

A: Yes, if you are a Shareholder as of the close of business on August 21, 2006, you are entitled to one vote per share on the Arrangement Resolution. On August 18, 2006, there were 17,618,199 Common Shares outstanding. Your vote is important regardless of the number of Common Shares you own.

Q:       Are holders of Options able to vote at the Meeting?

A: No. Only holders of Common Shares as of August 21, 2006 are eligible to vote at the Meeting.

Q:       What vote is required to pass the Arrangement Resolution?

A: The Arrangement Resolution must be passed by at least two-thirds of the votes cast at the Meeting in person or by proxy and entitled to vote.

Q:       How does Hummingbird's board of directors recommend that I vote?

A: Hummingbird's Board (other than Andrew Malik, who has abstained from voting due to a potential conflict of interest arising out of his employment with Lehman Brothers Inc., a financial advisor to Hummingbird) unanimously recommends that Shareholders vote for the Arrangement Resolution to approve the Arrangement.

Q:       How can I vote my Common Shares?

A: You can vote your Common Shares by either attending and voting your Common Shares at the Meeting or, if you cannot attend the Meeting, by having your Common Shares voted by proxy. How you exercise your vote depends on whether you are a Registered or Non-Registered Shareholder:

         o You are a Registered Shareholder if you have a share certificate registered in your name.

         o You are a Non-Registered Shareholder if your Common Shares are registered in the name of an Intermediary (for example, a bank, a trustee or investment dealer) or the name of a clearing agency of which the Intermediary is a participant.

         Voting by attending the Meeting

         If you are a Registered Shareholder, you are entitled to attend the Meeting and cast your vote in person.

         If you are a Non-Registered Shareholder, you are entitled to attend the Meeting and cast your vote in person, provided you have properly appointed yourself as a proxy appointee, inserting your name as proxyholder in the blank space provided and returning it in the envelope provided. When you arrive at the Meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form, please follow the instructions on the form.

         Voting by Proxy

         How you vote by proxy depends on whether you are a Registered Shareholder or a Non-Registered Shareholder.

         1.   Voting by proxy -- Registered Shareholders

         If you are a Registered Shareholder, you may vote your proxy by paper proxy to be returned by mail or delivery.

         To vote by mail or delivery, your paper proxy must be completed, signed and returned in accordance with the instructions on the paper proxy.

         Whichever method you choose, your proxy must be received by the Corporate Secretary of Hummingbird, c/o CIBC Mellon Trust Company, no later than 5:00 p.m. (Toronto time) on September 14, 2006 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Toronto time) on the business day prior to the date on which the adjourned or postponed Meeting is reconvened or held, as the case may be.

         2.   Voting by proxy -- Non-Registered Shareholders

         If you are a Non-Registered Shareholder and you receive materials entitling you to vote through an investment dealer or other Intermediary, complete and return the materials in accordance with the instructions provided to you by the investment dealer or other Intermediary.

Q:       Who votes my Common Shares?

A: Each person named in the proxy to represent Shareholders at the Meeting is a director and/or officer of Hummingbird. If you vote by mail or delivery, you can appoint someone else to represent you at the Meeting; however, you must appoint that person or company by inserting his or her name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person or company you appoint does not need to be a Shareholder but must attend the Meeting in order for your vote to be cast.

Q:       How will my Common Shares be voted if I return a proxy?

A: By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares on each item of business you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, your Common Shares will be voted FOR the Arrangement Resolution and the Options Resolution.

         The person you appoint to vote on your behalf may vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting. As of August 18, 2006, neither the Board nor management of Hummingbird is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

Q:       Can I revoke a proxy?

A: Yes, if you are a Registered Shareholder and have voted by paper, you may revoke it by delivering a duly executed proxy by paper with a later date or a form of revocation of proxy or other instrument in writing signed by you or by your attorney authorized in writing (or if you are a corporation, by a duly authorized officer or attorney). These instruments can be delivered to the Corporate Secretary of Hummingbird, c/o CIBC Mellon Trust Company, 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6, up to 5:00 p.m. (Toronto time) on September 14, 2006, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the business day preceding the date on which the adjourned or postponed Meeting is reconvened or held, as the case may be.

         Alternatively, if you are a Registered Shareholder you may revoke your proxy and vote in person, by delivering a form of revocation of proxy or a signed instrument in writing to the Chairman of the Meeting at the Meeting or any adjournment or postponement thereof. You may also revoke your proxy in any other manner permitted by law.

         If you are a Non-Registered Shareholder, you should contact your nominee to discuss what procedure to follow.

Q: In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A: Yes, the Arrangement requires the approval of the Ontario Superior Court of Justice (Commercial List) and is also subject to the receipt of certain antitrust, competition and other regulatory approvals, including in Canada and the United States. See "Principal Legal Matters -- Regulatory Matters".

Q: Will the Common Shares continue to be listed on the TSX or NASDAQ after the Arrangement?

A: No. The Common Shares will be owned by Acquisition Sub and will be de-listed from the TSX and NASDAQ shortly after the completion of the Arrangement.

Q:       What if I acquire ownership of Common Shares after August 21, 2006?

A: Only persons on the list of Registered Shareholders prepared by Hummingbird as of August 21, 2006 are entitled to vote at the Meeting.

Q:       When will the Arrangement be implemented?

A: Hummingbird and Open Text will implement the Arrangement when all of the conditions to closing have been satisfied or waived (where permitted), but in any event not earlier than October 2, 2006. Because the Arrangement is subject to a number of conditions, some of which are beyond Hummingbird's and Open Text's control, the exact timing of implementation of the Arrangement cannot be predicted with certainty, although it is currently expected that the closing will occur on or about October 2, 2006.

Q:       When can I expect to receive consideration for my Common Shares?

A: As soon as practicable after the completion of the Arrangement and the receipt by the Depositary from you of a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) together with your certificates representing Common Shares and all other relevant documents required by the instructions set out in the Letter of Transmittal, the Depositary will make a payment to you in the amount of your portion of the consideration. If you hold your Common Shares through a broker, trustee, financial institution or other nominee, your broker or other nominee will surrender your Common Shares in exchange for your portion of the consideration.

Q:       Am I entitled to Dissent Rights?

A: Pursuant to the Interim Order, Shareholders have a right to dissent in respect of the Arrangement Resolution. Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Common Shares. This amount may be the same as, more than or less than the $27.85 in cash per Common Share offered under the Arrangement. If you wish to dissent, you must provide written notice to Hummingbird at or before 5:00 p.m. (Toronto time) on September 13, 2006 (or on the day which is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be) in the manner described under the heading "Dissenting Holders' Rights". It is important that you strictly comply with this requirement, otherwise your Dissent Right may not be recognized. You must also strictly comply with the other requirements of the dissent procedure. Only Registered Shareholders may exercise Dissent Rights.

Q:       What are the tax consequences of the Arrangement to me?

A: Your receipt of the consideration under the Arrangement in exchange for your Common Shares will be a taxable transaction. For further information on certain tax consequences of the Arrangements, see "Certain Tax Considerations for Shareholders". Your tax consequences will depend on your particular situation. You should consult your own tax advisor for a full understanding of the applicable federal, provincial, state, local, foreign and other tax consequences to you resulting from the Arrangement.

Q:       Who can I contact if I have questions?

A: Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact Georgeson Shareholder Communications Canada Inc. at 1.866.500.8075. Shareholders who have questions about deciding how to vote should contact their professional advisors.

                                 THE ARRANGEMENT

Background to the Arrangement Agreement

         The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of Hummingbird and Open Text. The following is a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

Description of the Arrangement

         In early 2006, Hummingbird and Symphony Technology Group ("Symphony") began discussing a potential transaction involving the acquisition of Hummingbird by Symphony. As discussed in further detail in Hummingbird's management information circular dated June 23, 2006, these discussions evolved into negotiations that ultimately resulted in Hummingbird entering into an arrangement agreement (the "Symphony Arrangement Agreement") dated May 25, 2006 with entities affiliated with Symphony (the "Symphony Affiliates"). Pursuant to the Symphony Arrangement Agreement, a Symphony Affiliate agreed to acquire all of the issued and outstanding Common Shares at a price of $26.75 in cash per Common Share by way of a statutory plan of arrangement (the "Symphony Arrangement").

         On May 18, 2006, Open Text sent a letter to an independent Hummingbird director expressing interest in exploring a potential business combination between Open Text and Hummingbird. The director advised the Board of his receipt of this letter and the Board determined that it would not be appropriate for Hummingbird to immediately respond to Open Text's letter given, among other things, (i) the imminent execution of the Symphony Arrangement Agreement, (ii) the very general nature of Open Text's inquiry and (iii) that commencing discussions with Open Text would significantly prejudice Hummingbird's ability to proceed with a transaction with Symphony.

         On May 26, 2006, Hummingbird announced the execution of the Symphony Arrangement Agreement.

         Open Text Tender Offer and Arrangement Negotiations

         On May 30, 2006, Barry Litwin, Hummingbird's President and Chief Executive Officer, sent a letter to John Shackleton, Open Text's President and Chief Executive Officer, acknowledging receipt of Open Text's letter of May 18, 2006 and requesting that all future business combination related inquiries be directed to Stephen Crane, the Chairman of the Special Committee.

         On June 14, 2006, Tom Jenkins, the Executive Chairman of Open Text's board of directors, sent an email to Mr. Crane expressing Open Text's continued interest in pursuing a business combination with Hummingbird. Mr. Jenkins also indicated that Open Text was willing to consider the acquisition of all of the outstanding Common Shares at a price per share greater than the price under the Symphony Arrangement. Later that day, Mr. Jenkins contacted Mr. Crane via telephone. During their ensuing conversation, Mr. Crane informed Mr. Jenkins that, under the terms of the Symphony Arrangement Agreement, Hummingbird was unable to respond to anything other than a written proposal outlining the terms and conditions of a business combination.

         On June 16, 2006, Open Text wrote to Mr. Crane to propose the acquisition of all of the issued and outstanding Common Shares at a price of $27.25 per share in cash, subject to satisfactory completion of due diligence by Open Text and certain other customary conditions.

         The Special Committee met via teleconference on June 17, 2006 and the Board met via teleconference on June 19, 2006 and June 20, 2006 to discuss the Open Text letter and Hummingbird's response thereto. At the Board meeting on June 19, 2006, the Board determined, after receiving advice from its outside legal counsel and its financial advisor, Lehman Brothers Inc., that Open Text's letter of June 16, 2006 constituted a "Superior Proposal" under the terms of the Symphony Arrangement Agreement, which enabled Hummingbird to pursue negotiations with Open Text. During the Board meeting on June 20, 2006, the Board also determined, despite its conclusion that the Open Text proposal constituted a "Superior Proposal", that, prior to engaging in any discussions with Open Text, it would be prudent for Hummingbird to receive more detail concerning Open Text's financing arrangements relating to the proposed transaction. Mr. Crane communicated this requirement to Mr. Jenkins later that day.

         On June 28, 2006, Hummingbird received a copy of a letter from a
Schedule I Canadian bank to Open Text in which the bank stated that it was "highly confident" that it would be able to underwrite senior secured lending facilities sufficient to enable Open Text to acquire all of the issued and outstanding Common Shares.

         On June 29, 2006, Mr. Crane wrote to Mr. Jenkins to confirm that the Open Text proposal constituted a "Superior Proposal" and that the Board was willing to engage in further discussions with Open Text. Mr. Crane's letter also stated that the Board was concerned that pursuing a transaction with Open Text at a time when the Symphony Arrangement was at an advanced stage would raise new transaction and business risks for Hummingbird and its shareholders. Therefore, Mr. Crane's letter advised Open Text that Hummingbird would be willing to pursue Open Text's proposal only if it were sufficiently attractive from a financial point of view and had an extremely high certainty of closing. In this regard, among other things, Mr. Crane's letter stated that an offer price of substantially more than $27.25 per share would be required to compensate Hummingbird's shareholders for the incremental risks associated with the Open Text proposal and that Open Text would be required to commit to an expeditious due diligence process. Attached to the letter was a form of non-disclosure agreement that Hummingbird requested Open Text sign in order to facilitate due diligence.

         On July 5, 2006, Open Text announced that it intended to make an unsolicited offer for all of the outstanding Common Shares at a price of $27.75 per Common Share (the "Open Text Tender Offer") and that it had entered into lock-up agreements with Hummingbird shareholders that, as of that date, collectively held approximately 18.0% of the Common Shares that were issued and outstanding on June 19, 2006. The Board met via teleconference on July 7, 2006 to consider Open Text's announcement. Later that day, Hummingbird issued a press release responding to Open Text's announcement in which Hummingbird indicated, among other things, that the Board continued to be willing to negotiate with Open Text regarding the terms of its offer and to provide Open Text with appropriate access to non-public information regarding Hummingbird.

         On July 10, 2006, Open Text formally made the Open Text Tender Offer and delivered a copy of the offering circular to Hummingbird.

         Between July 13, 2006 and July 20, 2006, Hummingbird and Open Text discussed the circumstances in which they would be willing to enter into negotiations regarding a transaction in which Open Text would acquire all of the issued and outstanding Common Shares at a price of $27.85 per share in cash. As part of these discussions, Open Text and Hummingbird agreed upon the terms and conditions of "change of control" agreements that Hummingbird proposed to offer to certain of its key employees as a means of ensuring that their commitment to Hummingbird and job performance would not be adversely affected by the potential that Hummingbird might be acquired by a direct competitor, notwithstanding the significant uncertainty regarding their future with the company caused by Open Text's offer to acquire Hummingbird.

         On July 20, 2006, Hummingbird and Open Text executed a non-disclosure agreement that, in addition to imposing confidentiality obligations on Open Text with respect to information provided to it by Hummingbird, provided, among other things, that (i) until October 31, 2006, Open Text may not, without the consent of the Board, acquire or attempt to acquire Hummingbird at a price of less than $27.85 per share (subject to certain exceptions), (ii) Hummingbird and Open Text would use commercially reasonable efforts to ensure that Open Text completed its due diligence review of Hummingbird by July 30, 2006 and (iii) Open Text would use commercially reasonable efforts to settle a definitive agreement relating to a transaction with Hummingbird by July 30, 2006.

         On July 21, 2006, Hummingbird announced the execution of the non-disclosure agreement, Open Text began its due diligence review of Hummingbird and Open Text provided Hummingbird with a draft arrangement agreement that contemplated the acquisition of all of the issued and outstanding Common Shares by Acquisition Sub at a price of $27.85 per share in cash.

         Also on July 21, 2006, Hummingbird convened a previously scheduled special meeting of its shareholders that was called to consider the Symphony Arrangement. In light of the uncertain status of a potential transaction between Open Text and Hummingbird, Hummingbird adjourned this meeting until August 18, 2006 before shareholders voted on the Symphony Arrangement.

         On July 25, 2006, the Board of Directors met to finalize its response to the Open Text Tender Offer. The Board unanimously agreed to recommend that Hummingbird Shareholders reject the Open Text Tender Offer and not tender their Common Shares to the Open Text Tender Offer. The Board's recommendation was communicated to Shareholders pursuant to a directors' circular dated July 25, 2006. The resolutions of the Board were unanimous, but excluded Andrew Malik who recused himself from voting due to his employment as a Managing Director at Lehman Brothers Inc., Hummingbird's financial advisor. Given the uncertain status of a potential transaction with Open Text, at that time the Board also continued to recommend that shareholders vote in favour of the Symphony Arrangement.

         On August 3, 2006, Open Text completed its due diligence review of Hummingbird and Open Text and Hummingbird settled the terms of the Arrangement Agreement.

         Approval of the Arrangement Agreement

         On August 3, 2006, the Board and the Special Committee held a joint meeting at which all of the directors were present. The Special Committee and the Board received a comprehensive briefing from legal counsel on the terms and conditions of the Arrangement Agreement as well as the Commitment Letter that Open Text had obtained in connection with its financing, and consulted Lehman Brothers Inc. on certain matters. Counsel responded to a variety of questions from the directors on various aspects of the Arrangement Agreement and the Commitment Letter. Banc of America Securities LLC, which had been retained to evaluate, and render an opinion with respect to, the consideration to be received by the holders of Common Shares (other than Open Text, Acquisition Sub and their respective affiliates) pursuant to the proposed Arrangement, delivered to the Special Committee and the Board an oral opinion, which was confirmed by delivery of a written opinion dated August 3, 2006, to the effect that, as of that date and subject to various assumptions and limitations described in its opinion, the consideration to be received by the holders of Common Shares (other than Open Text, Acquisition Sub, and their respective affiliates) was fair, from a financial point of view, to such holders.

         The Special Committee met separately with legal counsel and Banc of America Securities LLC to consider its recommendation to the Board. The Special Committee considered the proposed transaction from a business, financial and legal perspective and the reasons for the Arrangement set forth under "Reasons for the Arrangement". The Special Committee concluded that the Arrangement is substantively and procedurally fair to the Shareholders and that the Arrangement is in the best interests of Hummingbird. The Special Committee unanimously resolved to recommend to the Board that it approve the Arrangement.

         The Board received the report of the Special Committee and, following discussion, resolved that the Arrangement is fair to the Shareholders and is in the best interests of Hummingbird. It also resolved to approve the Arrangement Agreement and authorized management of Hummingbird to finalize the terms of, execute and deliver the Arrangement Agreement, and further resolved to submit the Arrangement Agreement to the Shareholders for approval. The resolutions of the Board were unanimous, but excluded Mr. Malik who recused himself from voting due to his employment as a Managing Director at Lehman Brothers Inc., Hummingbird's financial advisor.

         Support Agreements

         Open Text and Acquisition Sub entered into support agreements with Mr. Sorkin, Hummingbird's Chairman, and Mr. Litwin, Hummingbird's Chief Executive Officer, as of August 4, 2006. As of such date, Mr. Sorkin held 1,217,523 Common Shares, representing approximately 6.91% of the outstanding Common Shares, and Mr. Litwin held 923,107 Common Shares, representing approximately 5.24% of the outstanding Common Shares. Pursuant to each agreement, and subject to the terms and conditions contained in each agreement, each of Mr. Litwin and Mr. Sorkin has agreed, among other things, that until the earlier of the Effective Date and the termination of his agreement, he will:

         o vote or to cause to be voted his Common Shares in favour of the Plan of Arrangement at the Meeting;

         o exercise the voting rights attaching to his Common Shares to oppose any proposed action by Hummingbird, its shareholders, any of its subsidiaries or any other Person: (i) in respect of any Acquisition Proposal, (ii) which might reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Plan of Arrangement, or (iii) which might reasonably be expected to have a Material Adverse Effect;

         o subject to the proxy granted pursuant to each agreement, not grant or agree to grant any proxy or other right to vote his Common Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to his Common Shares; and

         o not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey his Common Shares, or any right or interest therein (legal or equitable), to any Person or agree to do any of the foregoing.

         Mr. Sorkin and Mr. Litwin have the right to terminate these agreements if the Arrangement Agreement is terminated in accordance with its terms.

         Execution and Delivery of the Arrangement Agreement

         The Arrangement Agreement was executed and delivered by the parties thereto on August 4, 2006. Prior to executing the Arrangement Agreement, Hummingbird terminated the Symphony Arrangement Agreement and, in connection therewith, paid the $11.7 million (approximate) termination payment to a Symphony Affiliate as required by the terms of the Symphony Arrangement Agreement. The Arrangement Agreement was announced by way of a press release by each of Hummingbird and Open Text on August 4, 2006.

         Expiry of the Open Text Tender Offer

         On August 15, 2006, the Open Text Tender Offer expired in accordance with its terms. No Common Shares were taken up by Open Text under the Open Text Tender Offer.

Recommendation of the Special Committee

         The Special Committee has determined that the Arrangement is fair to Shareholders and is in the best interests of Hummingbird. Accordingly, the Special Committee has unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote FOR the Arrangement Resolution.

Recommendation of the Board

         The Board (other than Mr. Malik who did not vote due to his employment as a Managing Director at Lehman Brothers Inc., a financial advisor to Hummingbird) has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Hummingbird. Accordingly, the Board has approved the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

         In evaluating and approving the Arrangement and in making its recommendation, the Special Committee and the Board considered a number of factors. In view of the variety of factors considered, each of the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the Arrangement and its recommendation to Shareholders to vote for the Arrangement Resolution. The factors considered by the Special Committee and the Board included:

         (a) the consideration to be received by Shareholders for each Common Share under the Arrangement represents a premium of approximately 20.5% over the closing trading price of the Common Shares on the NASDAQ on May 25, 2006, the last trading day on the NASDAQ prior to the announcement of the Symphony Arrangement, and is $1.10 per share more than the price per share under the Symphony Arrangement representing a premium of 4.1%;

         (b) prior to entering into the Symphony Arrangement Agreement, Hummingbird had participated in numerous discussions and negotiations with other potentially interested third parties, none of which led to a transaction for various reasons;

         (c) that the Arrangement consideration is all cash, which provides certainty of value to Shareholders compared to a transaction in which Shareholders would receive all or part of their payment in non-cash consideration;

         (d) the lack of liquidity in Hummingbird's shares in recent years and the negative impact this has had on Shareholders and on the ability of Hummingbird to engage in strategic transactions;

         (e) the opinion of Banc of America Securities LLC, dated August 3, 2006, to the Special Committee and the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by the holders of Common Shares (other than Open Text, Acquisition Sub and their respective affiliates) pursuant to the proposed Arrangement. See "The Arrangement -- Opinion of Banc of America Securities LLC";

         (f) Open Text's receipt of a signed copy of the debt Commitment Letter, containing only limited, customary conditions;

         (g) under the Arrangement, all Shareholders are treated the same and no Shareholder receives any collateral benefit;

         (h) the terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from making a Superior Proposal or, provided Hummingbird complies with the terms of the Arrangement Agreement (including the payment of the Termination Payment in certain circumstances), preclude the Board from considering and acting on a Superior Proposal;

         (i) the terms and conditions of the Arrangement Agreement, including Hummingbird's, Open Text's and Acquisition Sub's representations, warranties and covenants, and the conditions to their respective obligations are, in the judgment of Hummingbird, after consultation with its legal counsel and Lehman Brothers Inc., reasonable and are, with certain limited exceptions, the same as the terms and conditions of the Symphony Arrangement Agreement, which were the product of extensive negotiations between Hummingbird and such advisors and Symphony and its advisors;

         (j) the Arrangement Resolution must be passed by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and the fact that if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such a higher offer and vote against the Arrangement Resolution;

         (k) the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders; and

         (l)  the availability of Dissent Rights.

         The Special Committee and the Board also considered a number of potential risks relating to the Arrangement, including:

         (a) the risks to Hummingbird if the Arrangement is not completed, including the costs to Hummingbird in pursuing the Arrangement, including payment of the $11.7 million termination payment to Symphony Affiliates, and the diversion of management attention away from the conduct of Hummingbird's business in the ordinary course;

         (b) the fact that, following the Arrangement, Hummingbird will no longer exist as an independent public company and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of Hummingbird's long-term plans;

         (c) the conditions to Open Text's obligation to complete the Arrangement and the right of Open Text to terminate the Arrangement Agreement under certain limited circumstances;

         (d) the limitations contained in the Arrangement Agreement on Hummingbird's ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, Hummingbird must pay a $12.4 million (approximately) Termination Payment to Open Text and that, under certain circumstances, Hummingbird must reimburse Open Text and Acquisition Sub for certain expenses, as described in "Other Terms of the Arrangement Agreement -- Termination Payment" and "Other Terms of the Arrangement Agreement -- Expense Reimbursement"; and

         (e) the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the consideration in the Arrangement.

         In reaching its determination, the Special Committee and the Board also considered and evaluated, among other things:

         (a) information concerning the business, operations, property, assets, financial condition, operating results and prospects of Hummingbird;

         (b)  current industry, economic and market conditions and trends; and

         (c) historical market prices and trading information with respect to Common Shares.

         The foregoing discussion of the information and consideration of such factors by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board. In reaching its determination to approve and unanimously recommend the Arrangement, the Special Committee and the Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The Special Committee was, however, unanimous in its recommendation that the Board approve the Arrangement and the Special Committee and the Board recommend that the Shareholders vote in favour of the Arrangement Resolution.

Opinion of Banc of America Securities LLC

         Banc of America Securities LLC was retained to evaluate, and render an opinion to the Special Committee and the Board with respect to, the consideration to be received by the holders of Common Shares (other than Open Text, Acquisition Sub and their respective affiliates) pursuant to the proposed Arrangement. Banc of America Securities LLC is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Hummingbird and the Special Committee selected Banc of America Securities LLC on the basis of Banc of America Securities LLC's experience in transactions similar to the Arrangement and its reputation in the technology industry and investment community.

         On August 3, 2006, at a joint meeting of the Special Committee and the Board held to evaluate the Arrangement, Banc of America Securities LLC delivered to the Special Committee and the Board an oral opinion, which was confirmed by delivery of a written opinion dated August 3, 2006, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations stated in its opinion, the consideration to be received by the holders of Common Shares (other than Open Text, Acquisition Sub and their respective affiliates) pursuant to the proposed Arrangement was fair, from a financial point of view, to such holders.

         THE FULL TEXT OF BANC OF AMERICA SECURITIES LLC'S WRITTEN OPINION TO THE SPECIAL COMMITTEE AND THE BOARD, WHICH STATES, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS CIRCULAR AND IS INCORPORATED BY REFERENCE IN ITS ENTIRETY INTO THIS CIRCULAR. HOLDERS OF COMMON SHARES ARE ENCOURAGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY. BANC OF AMERICA SECURITIES LLC DELIVERED ITS OPINION TO THE SPECIAL COMMITTEE AND THE BOARD FOR THE BENEFIT AND USE OF THE SPECIAL COMMITTEE AND THE BOARD IN CONNECTION WITH AND FOR PURPOSES OF THEIR EVALUATION OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF COMMON SHARES PURSUANT TO

THE ARRANGEMENT. BANC OF AMERICA SECURITIES LLC'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE ARRANGEMENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW TO VOTE OR ACT IN CONNECTION WITH THE ARRANGEMENT.

         The decision to enter into the Arrangement Agreement was solely that of the Special Committee and the Board. As described above, Banc of America Securities LLC's opinion was only one of many factors considered by the Special Committee and the Board in evaluating the Arrangement and should not be viewed as determinative of the views of the Special Committee, the Board or the management of Hummingbird with respect to the Arrangement or the consideration to be received pursuant to the Arrangement.

         Hummingbird agreed to pay Banc of America Securities LLC a customary fee upon the rendering of its opinion. Hummingbird also has agreed to reimburse Banc of America Securities LLC for all reasonable expenses, including reasonable fees and disbursements of Banc of America Securities LLC's counsel, incurred in connection with Banc of America Securities LLC's engagement, and to indemnify Banc of America Securities LLC, any controlling person of Banc of America Securities LLC and each of their respective directors, officers, employees, agents, affiliates and representatives against specified liabilities, including liabilities under applicable securities laws.

         Banc of America Securities LLC previously was retained to evaluate, and render an opinion to the Special Committee with respect to, the consideration provided for pursuant to the Symphony Arrangement, for which services compensation is payable. In the ordinary course of their businesses, Banc of America Securities LLC and its affiliates may actively trade or hold securities or loans of Hummingbird and Open Text for their own accounts or for the accounts of customers and, accordingly, Banc of America Securities LLC or its affiliates may at any time hold long or short positions in such securities or loans.

Required Shareholder Approval

         At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by holders of outstanding Common Shares entitled to vote and present in person or represented by proxy at the Meeting. The Arrangement Resolution must be passed by the requisite two-thirds majority in order for Hummingbird to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, Hummingbird reserves the right in certain circumstances to not proceed with the Arrangement in accordance with the terms of the Arrangement Agreement such as circumstances in which conditions to completion of the Arrangement in favour of Hummingbird have not been satisfied or waived or in which the Arrangement Agreement has been terminated in accordance with its terms. See "Other Terms of the Arrangement Agreement -- Termination".

Arrangement Mechanics

         The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix D to this Circular. Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order set out in the Plan of Arrangement:

         o Hummingbird will, if requested by Open Text, cause Lender Sub to lend an aggregate amount of up to $58 million, plus any additional amount that Open Text may reasonably request, to Hummingbird and Acquisition Sub as follows:

               o the aggregate amount required to be paid by Hummingbird in respect of its acquisition of Options pursuant to the Plan of Arrangement will, if required by Open Text, be lent to Hummingbird; and

               o    the balance will be lent to Acquisition Sub;

         o notwithstanding the terms of the Stock Option Plan, all Options that are outstanding immediately prior to the Effective Time shall be deemed to be conditionally vested and will be transferred to Hummingbird in exchange for a cash payment from or on behalf of Hummingbird equal to the amount

               (if any) by which $27.85 exceeds the exercise price payable under such Options (as converted into U.S. dollars pursuant to the Plan of Arrangement); and

         o each Common Share outstanding at the Effective Time and held by a Shareholder shall be transferred to Acquisition Sub in exchange for $27.85 in cash per Common Share.

         Letter of Transmittal

         If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal. If the Arrangement Resolution is passed and the Arrangement is implemented, in order to receive the payment for your Common Shares, Registered Shareholders must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it (or a manually executed facsimile thereof) together with your certificates representing Common Shares and the other relevant documents required by the instructions set out therein to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available as a Hummingbird document at the SEDAR website at www.sedar.com.

         The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The deposit of Common Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement between the depositing Shareholder and Acquisition Sub upon the terms and subject to the conditions of the Arrangement.

         In all cases, payment for Common Shares deposited will be made only after timely receipt by the Depositary of certificates representing Common Shares, together with a properly completed and duly executed Letter of Transmittal in the form accompanying this Circular, or a manually executed facsimile thereof, relating to such Common Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents.

         Where a certificate for Common Shares has been destroyed, lost or stolen, the Registered Shareholder of that certificate should immediately contact CIBC Mellon Trust Company at www.cibcmellon.com or P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9. A replacement certificate will be issued upon the Registered Shareholder satisfying the requirements of the Transfer Agent and Hummingbird relating to replacement Common Shares certificate(s).

         Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

         All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Arrangement will be determined by Acquisition Sub in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Acquisition Sub reserves the absolute right to reject any and all deposits which Acquisition Sub determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Acquisition Sub reserves the absolute right to waive any defect or irregularity in the deposit of any Shares. There shall be no duty or obligation on Acquisition Sub, Hummingbird, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Common Shares and no liability shall be incurred by any of them for failure to give such notice. Acquisition Sub's interpretation of the terms and conditions of the Arrangement (including the Circular and the Letter of Transmittal) shall be final and binding.

         The method of delivery of certificates representing Common Shares and all other required documents is at the option and risk of the person depositing the same. Hummingbird recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that appropriate insurance be obtained.

         If you are a Non-Registered Shareholder, you should carefully follow the instructions from the broker, investment dealer, bank or other intermediary that holds Common Shares on your behalf in order to receive payment for your Common Shares.

         Delivery of Consideration

         It is contemplated that as part of the completion of the Arrangement, at or before the Effective Time Acquisition Sub will deliver payment for the Common Shares to the Depositary (which payment will include any funds loaned to Acquisition Sub by Lender Sub described below under "Sources of Funds for the Arrangement -- Loans from Lender Sub") to be held in escrow for the benefit of Shareholders and Hummingbird will deposit with the Depositary payment for the Options (which payment will consist of the funds loaned to Hummingbird by Lender Sub or Acquisition Sub described below under "Sources of Funds for the Arrangement -- Loans from Lender Sub"). The cash deposited with the Depositary shall be held in an interest bearing trust account, and any interest earned on such funds shall be for the account of Acquisition Sub or Hummingbird, as applicable. Under no circumstances will interest accrue or be paid to persons depositing Common Shares on the purchase price for Common Shares purchased by Acquisition Sub, regardless of any delay in making such payment.

         The Depositary will act as the agent of persons who have deposited Common Shares pursuant to the Arrangement for the purpose of receiving payment from Acquisition Sub and transmitting payment from Acquisition Sub to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

         Upon surrender to the Depositary for cancellation of certificate(s) which immediately prior to the Effective Time represented one or more Common Shares, together with the Letter of Transmittal and such additional documents and instruments duly executed and completed as the Depositary may reasonably require, the Shareholder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder as soon as practicable after the Effective Time by first-class insured mail, postage prepaid, a cheque (except for payments exceeding the equivalent of CAD$25 million, which will be made by wire transfer) representing the cash which such Shareholder has the right to receive under the Arrangement, less any amounts withheld pursuant to the Plan of Arrangement, and the certificate so surrendered shall forthwith be cancelled. Until surrendered, each certificate which immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate, less any amounts withheld pursuant to the Plan of Arrangement.

         Unless otherwise directed in the Letter of Transmittal, cheques will be issued in the name of the registered holder of Common Shares so deposited. Unless the person who deposits Common Shares instructs the Depositary to hold a cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first-class insured mail to the address provided in the Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the person as shown on the applicable register of Hummingbird.

         Notwithstanding the provisions of the Arrangement and the Letter of Transmittal, cheques in payment of Common Shares deposited pursuant to the Arrangement and certificates representing Common Shares to be returned will not be mailed if Acquisition Sub determines that delivery thereof by mail may be delayed. Persons entitled to cheques and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Common Shares in respect of which cheques are being issued were originally deposited upon application to the Depositary, until such time as Acquisition Sub has determined that delivery by mail will no longer be delayed. Cheques, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Common Shares were deposited and payment for those Common Shares shall be deemed to have been immediately made upon such deposit.

         On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of Hummingbird to each Optionholder as reflected on Hummingbird's books and records a cheque (except for payments exceeding the equivalent of CAD$25 million, which will be made by wire transfer) representing the payment to which such holder is entitled in accordance with the Plan of Arrangement (net of any applicable withholdings), against receipt of such documentation as Open Text or Hummingbird may reasonably require acknowledging the transfer and termination of the Options held by such Optionholder.

         Subject to any applicable escheat laws any payment made by way of cheque by the Depositary on behalf of Acquisition Sub or Hummingbird that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder or Optionholder to receive the consideration for Common Shares or Options, as the case may be, pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Hummingbird for no consideration.

         Hummingbird, Acquisition Sub, Open Text and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Shareholder or an Optionholder such amounts as Hummingbird, Acquisition Sub, Open Text or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable laws.

         The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by Hummingbird against certain liabilities under applicable securities laws and expenses in connection therewith.

Interests of Directors, Senior Management and Others in the Arrangement

         In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of Hummingbird's senior management and Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Special Committee and the Board are aware of these interests and considered them along with other matters described above.

         The executive officers and directors of Hummingbird beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 2,141,630 Common Shares (excluding the Common Shares issuable upon the exercise of the Options), representing approximately 12.16% of the Common Shares outstanding as of the close of business on August 18, 2006. All of the Common Shares held by the executive officers and directors of Hummingbird will be treated in the same fashion under the Arrangement as Common Shares held by any other Shareholder.

         The executive officers and directors of Hummingbird beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 992,500 Options, representing approximately 80.92% of the Options outstanding as of the close of business on August 18, 2006. All of the Options held by the executive officers and directors of Hummingbird will be treated in the same manner under the Arrangement as Options held by every other holder of Options. The aggregate consideration payable to the executive officers and directors of Hummingbird under the Arrangement in respect of their Options is approximately $3.2 million (less applicable withholdings), assuming none of them exercises any Options prior to the Effective Date.

         Barry Litwin and Inder Duggal have written employment agreements with Hummingbird that require Hummingbird to pay 30 months' salary, benefits and bonus (based on the largest bonus in the preceding years) in the event of termination of employment without cause or termination of employment following a change of control of Hummingbird.

         Mr. Crane, as Chairman of the Special Committee, will be paid a fee for his services as such.

         Following the announcement of the Open Text Tender Offer, the Board determined that it would be in the best interests of Hummingbird and its shareholders to ensure that the on-going operations of Hummingbird would not be compromised by the loss of one or more key employees due to the uncertainty created by a potential change of control of Hummingbird. After consultations with Hummingbird's management and legal advisors, and based upon the recommendation of the Special Committee, the Board agreed to offer retention arrangements to certain key employees of Hummingbird as a means of ensuring that their commitment to Hummingbird and job performance would not be adversely affected by the potential that Hummingbird might be acquired by a direct competitor. Hummingbird discussed the terms of the proposed retention arrangements with Open Text in order to determine the impact that the proposed arrangements would have on Open Text's willingness to enter into a transaction with Hummingbird.

         Pursuant to the terms of the proposed retention arrangements, each of the key employees who agree to such arrangements would be entitled to a payment based upon the employee's base salary if the employee is terminated or resigns for "good reason" within 12 months of a change of control of Hummingbird that occurs on or prior to December 31, 2006 (other than a change of control involving the acquisition of Hummingbird by Symphony or, in the Board's discretion, any other "financial" buyer). Certain executives have agreed to accept these arrangements, but there can be no assurance that all of the executives will do so.

         Further information with respect to the compensation and the financial holdings and interests of the Hummingbird's executive officers is contained in Hummingbird's Director's Circular dated July 25, 2006 with respect to the Open Text Tender Offer and Hummingbird's Management Information Circular dated February 6, 2006 with respect to the annual meeting of shareholders held on March 3, 2006, both of which are incorporated by reference into this Circular. See "Additional Information" below.

         Mr. Sorkin, Hummingbird's Chairman, and Mr. Litwin, Hummingbird's Chief Executive Officer, collectively own approximately 12.15% of the outstanding Common Shares as at August 18, 2006 and have entered into support agreements with Open Text and Acquisition Sub pursuant to which, among other things, they have agreed that they will vote their Common Shares in favour of the Arrangement. See "The Arrangement -- Description of the Arrangement -- Support Agreements".

         Mr. Malik, a member of the Board, is employed as a Managing Director by Lehman Brothers Inc., a financial advisor to Hummingbird.

         Indemnification and Insurance

         The Arrangement Agreement provides that Open Text will, or will cause Acquisition Sub to, at Open Text's option, either (a) maintain in effect without any reduction in scope or coverage for not less than six years from the Effective Date, customary policies of directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by Hummingbird in favour of the directors and officers of Hummingbird and each of its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred prior to the Effective Time, or (b) purchase as an extension of Hummingbird's current insurance policies, prepaid non cancellable run-off directors' and officers' liability insurance providing coverage comparable to that contained in Hummingbird's existing policy for six years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time.

         Open Text has also agreed that all rights to indemnification or exculpation existing in favour of the directors or officers of Hummingbird or any subsidiary of Hummingbird as at the date of the Non-Disclosure Agreement, as such term is defined in the Arrangement Agreement (the "Hummingbird D&O Rights"), as provided in Hummingbird's articles or by-laws or as disclosed in connection with the Arrangement Agreement shall survive the transactions contemplated by the Arrangement Agreement and shall continue in full force and effect for a period of not less than six years from the Effective Time. For a period of six years from the Effective Date, Open Text will, or will cause Acquisition Sub or Hummingbird to, perform the obligations of Hummingbird under the Hummingbird D&O Rights.

         Furthermore, in the event Hummingbird or any of its successors or assigns (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any person, then, and in such case, proper provision shall be made so that such successors and assigns of Hummingbird or, at Open Text's option, Open Text, shall assume the indemnity obligations set forth in the Arrangement Agreement.

         Finally, Open Text has agreed that such obligations will survive the Arrangement and will continue in full force and effect in accordance with their terms.

Intentions of Hummingbird Directors and Executive Officers

         All directors and executive officers of Hummingbird, who beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 2,141,630 Common Shares as at August 18, 2006, representing approximately 12.16% of the outstanding Common Shares, have indicated that they intend to vote FOR the Arrangement Resolution.

         Mr. Sorkin, Hummingbird's Chairman, and Mr. Litwin, Hummingbird's Chief Executive Officer, have entered into support agreements with Open Text and Acquisition Sub pursuant to which they have agreed that they will vote their Common Shares in favour of the Arrangement. See "The Arrangement -- Description of the Arrangement -- Support Agreements".

Sources of Funds for the Arrangement

         Assuming no Shareholders exercise their Dissent Rights and no Options are exercised between August 18, 2006 and the Effective Time, under the terms of the Arrangement Agreement:

         o approximately $491 million will be required to fund Acquisition Sub's acquisition of all of the outstanding Common Shares; and

         o approximately $3.6 million will be required to fund Hummingbird's acquisition of all of the outstanding Options.

         Loans from Lender Sub

         Pursuant to the Arrangement Agreement, Hummingbird will, if requested by Open Text, cause Lender Sub to lend an aggregate amount of up to $58 million, plus any additional amount that Open Text may reasonably request, to Hummingbird and Acquisition Sub as follows:

         o the aggregate amount required to be paid by Hummingbird in respect of its acquisition of Options pursuant to the Plan of Arrangement will, if requested by Open Text, be lent to Hummingbird; and

         o    the balance will be lent to Acquisition Sub.

         If Open Text does not request Lender Sub to make the loans described above, Open Text may instead cause Acquisition Sub to loan to Hummingbird the aggregate amount required to be paid by Hummingbird in respect of its acquisition of Options pursuant to the Plan of Arrangement.

         Debt Financing

         Open Text has obtained a commitment, under the Commitment Letter dated August 3, 2006, from a Schedule I Canadian bank to provide $450 million in term debt financing and borrowing availability under a $75 million revolving credit facility for the Arrangement. This commitment is subject to conditions that Hummingbird believes are customary for commercial lending transactions of this kind. The commitment will expire on October 21, 2006 if the conditions precedent to the initial extension of credit have not been satisfied by that date.

         Equity Financing

         Pursuant to the Arrangement Agreement, Open Text has represented to Hummingbird that the loans, if any, from Lender Sub or Acquisition Sub and the debt financing described above will, together with direct or indirect equity investment by Open Text (or one of its affiliates), provide sufficient funds to permit Acquisition Sub to pay for Acquisition Sub's acquisition of all of the outstanding Common Shares pursuant to the Arrangement.

                    OTHER TERMS OF THE ARRANGEMENT AGREEMENT

         The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix B to this Circular.

Conditions Precedent to the Arrangement

         Mutual Conditions Precedent

         The Arrangement Agreement provides that the obligations of the parties to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of Open Text and Hummingbird: (a) the Arrangement Resolution shall have been approved, adopted and authorized at the Meeting in accordance with the CBCA and the Interim Order; (b) the Interim Order and the Final Order shall each have been obtained in form and substance reasonably satisfactory to each of Open Text and Hummingbird and shall not have been set aside or modified in a manner that is reasonably unacceptable to such parties, acting reasonably, on appeal or otherwise; (c) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; (d) all Regulatory Approvals (other than those relating to any and all safe-income tuck-in transactions, being those transactions described under "Holding Company Alternative") shall have been obtained or concluded; and
(e) there shall not be pending or overtly threatened by or before any Governmental Entity any proceeding seeking an injunction, judgment, decree or other order to prevent or challenge the consummation of the Arrangement or any other transactions contemplated by the Arrangement Agreement.

         Additional Conditions Precedent to the Obligations of Open Text

         The Arrangement Agreement provides that the obligations of Open Text to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment of certain additional conditions precedent, each of which is for Open Text's exclusive benefit and may be waived by Open Text, including: (a) disregarding any Material Adverse Effect or materiality qualifiers therein, all representations and warranties of Hummingbird set forth in the Arrangement Agreement shall be true and correct in all respects on the date of the Arrangement Agreement and as of the Effective Date as if made on and as of such date or, in the case of representations and warranties which speak solely as of an earlier date, as of such earlier date in either case except (other than in the case of certain specified representations and warranties) to the extent that the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect on Hummingbird; (b) all covenants of Hummingbird under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Hummingbird in all material respects, or in all respects, in certain cases; (c) Dissent Rights shall not have been exercised and remain outstanding at the Effective Time with respect to more than 10% of the outstanding Common Shares in connection with the Arrangement; (d) the satisfaction, in accordance with the terms of the Commitment Letter, of certain of the conditions precedent set forth therein;
(e) Hummingbird shall have paid not more than EUR13,500,000 to the selling shareholders under the acquisition agreement pursuant to which Hummingbird acquired on June 21, 2005 RedDot Solutions AG in full and final satisfaction of all amounts owing to such selling shareholders under the provisions providing for contingent payments by Hummingbird based on the financial performance of RedDot Solutions AG for its fiscal year ended December 31, 2005; (f) all safe income tuck in transactions shall have been completed in a manner satisfactory to Open Text; and (g) all regulatory approvals relating to any and all safe income tuck in transactions shall have been obtained or concluded.

         Additional Conditions Precedent to the Obligations of Hummingbird

         The obligations of Hummingbird to complete the transactions contemplated by the Arrangement Agreement are also subject to certain additional conditions precedent, each of which is for the exclusive benefit of Hummingbird and may be waived by Hummingbird, including: (a) the representations and warranties of Open Text set forth in the Arrangement Agreement that are qualified by materiality shall be true and correct on the date of the Arrangement Agreement in all respects and those that are not so qualified shall be true and correct in all material respects, in each case and as of the Effective Time as if made on and as of such time (except for representations and warranties which speak solely as of an earlier date, the accuracy of which shall be determined as of such earlier date); (b) all covenants of Open Text under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Open Text in all material respects; (c) the board of directors of Open Text and Acquisition Sub shall have adopted all necessary resolutions and all other necessary corporation actions shall have been taken by each of Open Text and Acquisition Sub to permit the consummation of the Transactions; and (d) Open Text or Acquisition Sub shall have deposited with the Depositary in escrow the funds required to effect payment in full for all of the Common Shares to be acquired pursuant to the Arrangement.

Representations and Warranties

         The Arrangement Agreement contains customary representations and warranties on the part of Hummingbird relating to, among other things: board approval; organization and qualification; authority relative to the Arrangement Agreement; no violations; capitalization; opinion of financial advisor; reporting status and securities law matters; ownership of subsidiaries; reports; litigation; taxes; absence of undisclosed liabilities; no material adverse effect; environmental; owned real property; leased real property; material contracts; permits; pension and employee benefits; employment agreements and collective agreements; compliance with laws; intellectual property; insurance; corrupt practices legislation; brokers and advisors; Investment Canada Act; no "collateral benefit"; books and records; restrictions on business activities; disclosure/internal controls; cash; financial institution; and stock option plan matters.

         The Arrangement Agreement also contains representations and warranties of Open Text and Acquisition Sub relating to certain customary matters relating to, among other things: organization and qualification; authority relative to the Arrangement Agreement; no violations; commitment letters; and litigation.

Conduct of Hummingbird's Business

         In the Arrangement Agreement, Hummingbird agreed that, until the earlier of the Effective Date and the termination of the Arrangement Agreement, Hummingbird will, and will cause each of its subsidiaries to, conduct its business in, and not take any action except in, the ordinary course of business and consistent with past practice, to use its commercially reasonable efforts to preserve, among other things, the assets and goodwill of such entities and not to undertake certain types of restricted activities unless Open Text otherwise agrees in writing.

Covenants

         In the Arrangement Agreement each of Hummingbird and Open Text agreed to, and to cause its subsidiaries to, perform all obligations required or desirable to be performed by it or any of its subsidiaries under the Arrangement Agreement in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and to co-operate with each other in connection therewith. In furtherance of these covenants, each of Hummingbird and Open Text agreed to and where appropriate agreed to cause its subsidiaries to take a number of specific actions relating to the implementation of the Arrangement.

         In addition, Hummingbird has covenanted that it will use its commercially reasonable efforts to ensure that, immediately prior to the Effective Time, Lender Sub will, if Open Text requests loans from Lender Sub in connection with the completion of the Arrangement, have at least $58 million, plus any additional amount that Open Text may reasonably request, in cash which amount will be lent to Acquisition Sub and Hummingbird as part of the Plan of Arrangement as described under "Sources of Funds for the Arrangement -- Loans from Lender Sub". None of the funds so lent to Acquisition Sub may come from Hummingbird or any of its subsidiaries organized or incorporated under the laws of Canada or any jurisdiction in Canada. Hummingbird has also covenanted that following payment by Hummingbird and Acquisition Sub for the Options and Common Shares acquired under the Arrangement, it will have consolidated cash in an amount that is not less than the sum of:

         o Hummingbird's then current bona fide estimate of its unpaid fees, costs and expenses in connection with the Symphony Arrangement Agreement, the Open Text Tender Offer and Arrangement; plus

         o Hummingbird's then current bona fide estimate of the unpaid amounts payable to the selling shareholders under the acquisition agreement pursuant to which Hummingbird acquired RedDot Solutions AG; plus

         o $22 million, less the amount of the termination payment paid to Symphony Affiliates; plus

         o if Hummingbird's consolidated accounts payable is greater than $13.5 million, the amount of such difference.

         Hummingbird also agreed in the Arrangement Agreement to effect such reorganization of its business, operations and assets or such other transactions (each, a "Pre-Acquisition Reorganization") as Open Text may request, acting reasonably, prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Hummingbird need not effect a Pre-Acquisition Reorganization which would prejudice it or Shareholders or would impede or materially delay completion of the Arrangement.

         Pursuant to the Arrangement Agreement, Open Text shall also be entitled, at any time prior to the Meeting, to propose modifications to the Arrangement to: (a) increase the consideration it or Acquisition Sub is prepared to make available to Shareholders pursuant to the Arrangement, whether or not the Board has changed its recommendation, provided that Open Text shall use its commercially reasonable efforts to provide not less than one business day's prior written notice of such proposal to Hummingbird; or (b) modify the terms of the Arrangement to achieve tax planning objectives of Open Text and Acquisition Sub or any affiliate of Open Text, including to provide for one or more amalgamations of subsidiaries of Open Text and/or Hummingbird, which, in the opinion of Hummingbird, acting reasonably, (i) would not prejudice it or Shareholders, or (ii) would not impede or materially delay the completion of the transactions contemplated by the Arrangement Agreement provided that Open Text or Acquisition Sub has provided notice of such modification to Hummingbird not less than 15 business days prior to the Meeting date.

Covenants of Hummingbird Regarding Non-Solicitation

         The Arrangement Agreement contains certain "non-solicitation" provisions pursuant to which Hummingbird has agreed that it will not, directly or indirectly, through any officer, director, employee, representative or agent of Hummingbird or any of its subsidiaries:

         o solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding, but excluding compliance by Hummingbird with its continuous reporting obligations under applicable securities Laws in the ordinary course consistent with past practice) any inquiries or proposals regarding, constituting or that would reasonably be expected to lead to, an Acquisition Proposal;

         o participate in any discussions or negotiations regarding an Acquisition Proposal;

         o withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Open Text, the approval of the Board of the Plan of Arrangement;

         o approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

         o accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal.

         The Arrangement Agreement provides that, notwithstanding the foregoing restrictions, the Board is not prevented from taking any of the actions described above in respect of an unsolicited bona fide written Acquisition Proposal received after the date of the Arrangement Agreement that:

         o did not result from a breach of any agreement between the person making such Acquisition Proposal and Hummingbird or any of its subsidiaries, or the provisions of the Arrangement Agreement governing Hummingbird's non-solicitation covenants;

         o involves not less than 66 2/3 percent of the outstanding Common Shares or not less than 66 2/3 percent of the consolidated assets (measured on a fair value) of Hummingbird; and

         o in respect of which the Board determines in its good faith judgment pursuant to the exercise of its fiduciary duties under applicable Laws, after consultation with its financial advisors and its outside counsel, that there is a substantial likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that: (i) is reasonably capable of completion in accordance with its terms without significant additional delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (ii) is more favourable from a financial point of view to Shareholders than under the Plan of Arrangement on a cash-equivalent basis taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal (including any proposal made by Open Text or Acquisition Sub in response to such Acquisition Proposal or otherwise), any such Acquisition Proposal being referred to in the Arrangement Agreement as a "Superior Proposal".

         Hummingbird was also required, as of the date of the Arrangement Agreement, to immediately terminate any existing discussions or negotiations with any parties (other than Open Text) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Hummingbird has agreed not to release any third party from (a) any confidentiality agreement or (b) any standstill agreement or provision in each case to which such third party is a party unless such third party has made a Superior Proposal and Hummingbird has accepted such Superior Proposal.

         If Hummingbird receives a request for material non-public information from a Person who proposes an unsolicited bona fide Acquisition Proposal, Hummingbird may request clarifications in writing from such Person solely for purposes of valuing, and solely in respect of, any non-cash consideration that is offered under such Acquisition Proposal, provided that such clarifications are reasonably necessary as part of the efforts of the Board to ascertain whether such Acquisition Proposal is, or is reasonably likely to be, if consummated in accordance with its terms, a Superior Proposal.

         If Hummingbird receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors of Hummingbird determines that such proposal would reasonably likely be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors of Hummingbird may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Non-Disclosure Agreement, provide such person with access in accordance with the requirements set forth above to such information regarding Hummingbird, acting reasonably, provided however that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Hummingbird sends immediately a copy of any such confidentiality agreement to Open Text upon its execution and Open Text is immediately provided with a list and copies of all information provided to such person not previously provided to Open Text and is immediately provided with access to information similar to that which was provided to such person.

         Hummingbird has agreed to immediately notify Open Text of, at first orally and then, within 24 hours, in writing, any Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal, of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Hummingbird or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Hummingbird or any of its subsidiaries by any person that informs Hummingbird or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. Hummingbird has agreed to keep Open Text promptly and reasonably informed from time to time of the status, including any change to the material terms of any such Acquisition Proposal or inquiry. Such notice shall include or be accompanied by a copy of all documentation relating to any Acquisition Proposal and any amendment thereto and a description of all material terms of any oral or other communications related to any Acquisition Proposal, including the identity of the person making such Acquisition Proposal and such other details as Open Text may reasonably request.

         Hummingbird has agreed that it shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors, agents or representatives retained by it are aware of the non-solicitation provisions of the Arrangement Agreement, and Hummingbird shall be responsible for any breach of such provisions by any such Person or its advisors or representatives.

         Acceptance of a Superior Proposal

         Hummingbird is not permitted to accept, approve or recommend, nor enter into any agreement relating to, a Superior Proposal (other than a confidentiality agreement contemplated by the Arrangement Agreement) unless:

         o Hummingbird has complied fully with, among other provisions, the non-solicitation restrictions in the Arrangement Agreement described above;

         o a period of five business days shall have elapsed from the date on which Open Text received both a copy of the Superior Proposal together with written notice from the Board that the Board determined, subject only to compliance with the Arrangement Agreement, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal;

         o it provides Open Text with an opportunity (within five business days) to propose to amend the terms of the Arrangement, as described below; and

         o it pays to Open Text the Termination Payment as described below under "-- Termination Payment".

Right to Match

         During the five-business day period referred to above, Open Text shall have the right, but not the obligation, to offer to amend the terms of the Transactions. The Board will review any such proposal by Open Text to amend the terms of the Transactions, including an increase in, or modification of, the consideration to be received by the holders of Common Shares, to determine whether the Acquisition Proposal to which Open Text is responding would be a Superior Proposal when assessed against the Transactions as it is proposed by Open Text to be amended. If the Board does not so determine, the Board will promptly reaffirm its recommendation of the Transactions as amended and Hummingbird will not implement the proposed Superior Proposal.

Termination

         Hummingbird and Open Text may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date, even after Shareholders have passed the Arrangement Resolution at the Meeting. The Arrangement Agreement may also be terminated and the Arrangement may be abandoned at any time prior to the Effective Time:

         (a) by Open Text if there shall have occurred up to and including the Effective Date, a Material Adverse Effect in respect of Hummingbird;

         (b) by Open Text or by Hummingbird, if any Law makes the completion of the Transactions illegal or otherwise prohibited;

         (c) subject to applicable cure periods, by Open Text, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Hummingbird set forth in the Arrangement Agreement or any such representation and warranty shall have become untrue after the date of the Agreement, such that the closing conditions in Open Text's favour relating to the accuracy of Hummingbird's representations and warranties or the performance by Hummingbird of its covenants would not be satisfied;

         (d) subject to applicable cure periods, by Hummingbird, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Open Text set forth in the Arrangement Agreement or any such representation and warranty shall have become untrue after the date of the Arrangement Agreement, such that the closing conditions in Hummingbird's favour relating to the accuracy of Open Text's representations and warranties or the performance by Hummingbird of its covenants would not be satisfied;

         (e) by Open Text, if the Board shall have: (i) withdrawn, withheld, qualified or modified in a manner adverse to Open Text its recommendation of the Arrangement Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification), (ii) after being requested by Open Text in writing, failed to reaffirm its recommendation of the Arrangement as promptly as practicable (but in any event within two business days) after receipt of any written request to do so from Open Text or (iii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement);

         (f) by Hummingbird, in order to enter into a binding written agreement with respect to a Superior Proposal (subject to certain exceptions), subject to compliance with the non-solicitation and right to match provisions of the Arrangement Agreement and provided that no such termination shall be effective unless and until Hummingbird shall have paid the Termination Payment to Open Text;

         (g) by Open Text or by Hummingbird, if the Effective Time shall not have occurred on or before the Outside Date; provided, that such right to terminate shall not be available to any party that has breached in any material respect its obligations under the Arrangement Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Effective Time to occur on or before such date; or

         (h) by Open Text, if the Arrangement Resolution shall have failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting or at any adjournment or postponement thereof in accordance with the CBCA.

Termination Payment

         Hummingbird must make a Termination Payment of $12,356,544 (less any amounts paid in accordance with the provisions described under "-- Expense Reimbursement" below) to Open Text, if:

         o the Arrangement Agreement is terminated in the circumstances set out in paragraphs (e) or (f) under "-- Termination" above;

         o (A) the Arrangement Agreement is terminated in the circumstances set out in: (1) paragraphs (g) or (h) under "-- Termination" above and the Arrangement has failed to receive the requisite approval of the Shareholders in accordance with applicable Law; or (2) paragraph (c) under "-- Termination" above, provided that in the case of a breach of a representation or warranty such breach was made knowingly by Hummingbird; (B) an Acquisition Proposal has been negotiated or discussed with Hummingbird (directly or indirectly through any officer, director, employee, representative or agent of Hummingbird or any of its subsidiaries), made or publicly announced or an inquiry to Hummingbird (directly or indirectly through any officer, director, employee, representative or agent of Hummingbird or any of its subsidiaries) concerning an Acquisition Proposal has been made, in each case prior to the termination of the Arrangement Agreement; and (C)(1) an agreement or a letter of intent in respect of any Acquisition Proposal has been entered into by Hummingbird on or before the first anniversary of the termination of this Agreement and such Acquisition Proposal has been completed; or (2) any Acquisition Proposal, in respect of which Hummingbird has not entered into an agreement or a letter of intent, has been completed on or before the first anniversary of the termination of this Agreement; or

         o Hummingbird has breached its obligations under non-solicitation and right to match provisions of the Arrangement Agreement.

Expense Reimbursement

         Hummingbird must reimburse Open Text within 5 days following Open Text's request for all of the charges and expenses incurred by Open Text and Acquisition Sub in connection with the Arrangement Agreement, the Transactions and the financing thereof if the Arrangement Agreement is terminated:

         o in the circumstances set out in paragraphs (a) or (c) under "-- Termination" above; or

         o in the circumstances set out in paragraphs (g) or (h) under "-- Termination" above and the Arrangement has failed to receive the requisite approval of the Shareholders in accordance with applicable Law.

         The maximum amount that Hummingbird will be required to pay to Open Text as expense reimbursement will be $2 million (which maximum amount will be reduced to $1 million if the Arrangement Agreement has been terminated in the circumstances set out in paragraph (h) under "Termination" above where the Shareholders have voted on the Arrangement Resolution at the Meeting but the Arrangement Resolution failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting). No expense reimbursement will be payable in circumstances where Open Text has already received a Termination Payment.

                           HOLDING COMPANY ALTERNATIVE

         If you hold Common Shares directly or indirectly through one or more federal Canadian holding companies incorporated after June 19, 2006, you will have the option of completing a corporate reorganization with Hummingbird after the Meeting but prior to the Effective Time of the Arrangement. Under this "holding company alternative," Hummingbird will purchase all of the issued and outstanding shares of your Canadian holding company in exchange for the issuance by Hummingbird of the same number of Common Shares as are held by your holding company at the time of the purchase and sale. If you participate in the holding company alternative, you will receive, directly or indirectly, the same consideration under the Arrangement that you would otherwise have received. Your holding company will become a wholly owned subsidiary of Hummingbird under the holding company alternative. Hummingbird has agreed to commence the voluntary liquidation or dissolution of all those holding companies under the CBCA and to cancel all the Common Shares held by such holding companies prior to the Effective Time of the Arrangement.

         Choosing the holding company alternative will require you to implement a complex corporate structure through which to hold Common Shares. The holding company alternative may have favourable Canadian federal income tax consequences for you that are not described in this document. If you wish to avail yourself of the holding company alternative, you should consult your own financial, tax and legal advisors.

         In order to participate in the holding company alternative, all of the following terms and conditions must be satisfied:

         o you advise Hummingbird c/o Hummingbird's Corporate Secretary at 1 Sparks Avenue, Toronto, Ontario M2H 2W1, not later than 5:00 p.m. (Toronto time) on September 18, 2006, in writing, that you wish to participate in the holding company alternative;

         o you hold or will hold Common Shares indirectly through a holding company that was incorporated under the CBCA after June 19, 2006 and was used solely in relation to the holding company alternative, has at all times since its incorporation been validly in existence and in good standing under the CBCA, and is a resident of Canada and a "taxable Canadian corporation" for the purposes of the Tax Act;

         o you and your holding company enter into a holding company participation agreement, as described below, with, among others, Hummingbird, substantially in the form of agreement attached as Appendix C to the Arrangement Agreement, as amended;

         o you provide Hummingbird and Open Text with security satisfactory to Hummingbird and Open Text in respect of your obligations under the holding company participation agreement;

         o your holding company has not declared or paid any dividends (except through one or more increases to the stated capital account maintained in respect of its common shares as contemplated by Schedule A of the holding company participation agreement) or made any distributions or redemptions;

         o the holding company participation agreement, together with any accompanying required documentation is completed, executed and returned to Hummingbird's Corporate Secretary at 1 Sparks Avenue, Toronto, Ontario M2H 2W1 not later than 5:00 p.m. (Toronto time) on September 18, 2006 or, if the Meeting is adjourned or postponed, on the day which is five business days immediately preceding the Effective Date;

         o any exemptions requested from any applicable Canadian securities regulatory authority and the court in the interim order are obtained; and

         o all other terms and conditions of the holding company alternative are satisfactory to Hummingbird and Open Text, acting reasonably.

         Hummingbird will be applying for orders from the applicable Canadian securities regulatory authorities exempting Hummingbird from the issuer bid requirements of the Canadian provincial securities legislation in connection with the holding company alternative.

         You must prepare, at your expense, all tax returns of the holding company in respect of all periods ending on or prior to the completion of the holding company alternative, and must not file the returns without the prior approval of Hummingbird and Open Text of all the returns as to form and substance.

         You must also deliver to Hummingbird and Open Text no later than September 18, 2006 all draft documentation relating to your proposed holding company alternative, and all reasonable comments of Hummingbird and Open Text shall be reflected in the final documentation executed in respect of the holding company alternative.

         The form of the holding company participation agreement referred to above provides for the purchase by Hummingbird of all of the holding company's issued and outstanding shares in exchange for the issuance by Hummingbird of the same number of Common Shares as are held by the holding company at the time of the purchase and sale. This agreement contains representations and warranties, covenants and conditions that are customary for transactions of this nature, including representations and warranties that you must make in respect of your holding company to the effect that:

         o the holding company is a corporation duly incorporated subsequent to June 19, 2006 and validly existing and in good standing under the CBCA;

         o all of the issued and outstanding shares of the holding company are held directly or indirectly by you;

         o upon completion of the holding company alternative, Hummingbird will acquire the sole legal and beneficial ownership of all of the issued and outstanding shares of the holding company;

         o the holding company has no material assets other than the Common Shares and has no liabilities whatsoever;

         o since incorporation, the sole activities of the holding company have been the acquisition and ownership of the Common Shares and other matters expressly contemplated by the holding company participation agreement;

         o the holding company is not a party to nor bound or affected by any agreements, commitments or undertakings of any nature whatsoever other than the holding company participation agreement and except as agreed to by Hummingbird and Open Text;

         o     in respect of tax matters, the holding company:

               o has duly and timely paid all taxes which are or have been due and payable by it;

               o     has duly and timely filed with the appropriate taxing or
                    other governmental authority all tax returns required to be filed by it;

               o is a "taxable Canadian corporation" for purposes of the Tax Act; and

         o there are no suits, actions, litigation, or other proceedings in progress, pending or threatened against or relating to the holding company.

         The form of holding company participation agreement also provides for:

         o the payment by you of all costs and expenses incurred by any of Hummingbird, Open Text, Acquisition Sub or the holding company in connection with any transaction entered into under the holding company participation agreement;

         o an indemnity in favour of Hummingbird, Open Text, Acquisition Sub and the holding company (and their respective directors and officers, employees, advisors and agents) from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, taxes, costs and expenses suffered or incurred by Hummingbird, Open Text, Acquisition Sub and the holding company (and their respective directors and officers, employees, advisors and agents), in connection with the holding company alternative as a result of:

               o any breach by you or the vendors of any representation, warranty, obligation or covenant of you or the vendors to Hummingbird;

               o any liability sustained, incurred, assumed or acquired by the holding company on or before the completion of the holding company alternative; or

               o the holding company participation agreement and the transactions contemplated thereby, including the winding-up of the holding company into Hummingbird prior to the Effective Time; and

         o a release of Hummingbird, Open Text, Acquisition Sub (and their respective successors, assigns, Open Text companies, subsidiaries, affiliated companies, and all of the present and former directors, officers, employees, advisors and agents of these entities) from all liabilities suffered or incurred as a result of or with respect to or in any way connected with the transactions contemplated by the holding company participation agreement.

                       RATIFICATION OF STOCK OPTION GRANTS

         Hummingbird's Stock Option Plan expired in accordance with its terms on February 6, 2006. On March 3, 2006, in accordance with Hummingbird's usual practice, Hummingbird granted Options to acquire 50,000 Common Shares to each of Hadley C. Ford, John B. Wade III and John A. MacDonald in connection with their election to the Board. These Options have an exercise price of CDN$26.20, expire on March 3, 2012 and otherwise have the same terms and conditions as Options granted under the Stock Option Plan. Because these Options were not granted pursuant to the Stock Option Plan, TSX rules require that Hummingbird shareholders ratify these Option grants. At the Meeting, Shareholders (excluding Hadley C. Ford, John B. Wade III and John A. MacDonald, if applicable) will be asked to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution ratifying the issuance of these Options. If Shareholders do not pass such ordinary resolution, the Option grants will be rescinded, but in these circumstances the Arrangement Agreement provides that, if the Arrangement is completed, Hummingbird will pay to each of Hadley C. Ford, John
B. Wade III and John A. MacDonald an amount equal to the amount each of them would have received in respect of the Options under the terms of the Plan of Arrangement had the Options been outstanding at the Effective Time.

                             PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

         An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, Hummingbird obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix E to this Circular.

         Subject to approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on September 22, 2006 at 10:00 a.m. (Toronto time) in the

Court at 393 University Avenue, Toronto, Ontario. Any Shareholder or other person who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a "Notice of Appearance") as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for the Final Order is attached as Appendix F to this Circular.

         Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Regulatory Matters

         The Arrangement is conditional upon the receipt of certain regulatory approvals or decisions, including under the Competition Act and the HSR Act (described below).

         Competition Act

         The Competition Act (Canada) requires that parties to certain merger transactions that exceed specified size thresholds provide to the Commissioner of Competition (the "Commissioner") appointed under the Competition Act prior notice of, and information relating to, the merger transaction. Notification must be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period from the time a complete notification is made) or a long-form filing (in respect of which there is a 42-day waiting period from the time a complete notification is made).

         As an alternative to filing a notification, parties may request an advance ruling certificate, which if issued, exempts the proposed transaction from notification. Under Section 113(c) of the Competition Act, the Commissioner may also waive the obligation to notify where substantially similar information was previously provided pursuant to a request for an advance ruling certificate.

         The Commissioner's review of a proposed transaction may take longer than the statutory waiting period. Upon completion of the Commissioner's review, the Commissioner may decide to (i) challenge the proposed transaction, if the Commissioner concludes that it is likely to substantially lessen or prevent competition, (ii) issue a "no action" letter stating that the Commissioner does not intend to challenge the proposed transaction at that time but retains the authority to do so for three years after completion of the proposed transaction, or (iii) issue an advance ruling certificate. Where an advance ruling certificate is issued and the proposed transaction to which the advance ruling certificate relates is substantially completed within one year after the advance ruling certificate is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the proposed transaction solely on the basis of information that is the same or substantially the same as the information on the basis on which the advance ruling certificate was issued. On August 8, 2006, the Commissioner issued an advance ruling certificate with respect to the Arrangement. This satisfies the regulatory condition relating to the Competition Act.

         HSR Act

         Under the HSR Act, certain acquisition or merger transactions may not be consummated until a Pre-Merger Notification and Report Form is filed (an "HSR Filing") with the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the United States Federal Trade Commission (the "FTC") and the applicable waiting period has expired or been terminated. On July 20, 2006, Hummingbird made an HSR Filing in connection with the Open Text Tender Offer. On July 10, 2006, Open Text made an HSR Filing in connection with the Open Text Tender Offer. On July 25, 2006, the waiting period expired without comment from the Antitrust Division or the FTC. Under the HSR Act and applicable regulations, no additional HSR Filing is required in connection with the Arrangement provided that the Arrangement is consummated on or before July 25, 2007.

         In addition to the authority vested in the FTC and Antitrust Division under the HSR Act, the U.S. government may scrutinize the legality under federal antitrust law of transactions such as the proposed acquisition of Common Shares by Open Text pursuant to the Arrangement. At any time before or after the purchase by Open Text of Common Shares pursuant to the Arrangement, the FTC or the Antitrust Division may take such action under United States antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares pursuant to the Arrangement or seeking the divestiture of Common Shares purchased by Open Text or the divestiture of substantial assets of Open Text, its subsidiaries or Hummingbird. Private parties (including individual States) also may seek to take legal action under United States and/or state antitrust laws under certain circumstances.

         Based upon an examination of publicly available information and the results of its due diligence of the businesses in which Hummingbird and its subsidiaries are engaged, Open Text believes that the Arrangement will not violate U.S. antitrust laws. Nevertheless, there can be no assurance that a challenge to the Arrangement will not be made or, if such a challenge is made, that the outcome will be favourable to Hummingbird or Open Text.

Stock Exchange De-Listing and Reporting Issuer Status

         The Common Shares are expected to be de-listed from the TSX and NASDAQ on or following the Effective Date. Hummingbird will also seek to be deemed to have ceased to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent) and will terminate the registration of its Common Shares under the United States Securities Exchange Act of 1934, as amended.

                           DISSENTING HOLDERS' RIGHTS

         Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to Section 190 of the CBCA, with modifications to the provisions of Section 190 as provided in the Plan of Arrangement and the Interim Order ("Dissent Rights"). Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with
Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Common Shares held by such Dissenting Holder determined as of the close of business on the day before the day the Arrangement Resolution is adopted. Shareholders are cautioned that fair value could be determined to be less than the $27.85 payable pursuant to the terms of the Arrangement.

         Section 190 of the CBCA provides that a dissenting shareholder may only make a claim under that Section with respect to all of the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the dissenting shareholder's name. ONE CONSEQUENCE OF THIS PROVISION IS THAT ONLY A REGISTERED SHAREHOLDER MAY EXERCISE THE DISSENT RIGHTS IN RESPECT OF COMMON SHARES THAT ARE REGISTERED IN THAT SHAREHOLDER'S NAME.

         In many cases, shares beneficially owned by a Non-Registered Holder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the Non-Registered Shareholder's name). A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder's behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly.

         A REGISTERED SHAREHOLDER WHO WISHES TO DISSENT MUST PROVIDE A DISSENT NOTICE TO HUMMINGBIRD (A) AT 1 SPARKS AVENUE, TORONTO, ONTARIO, M2H 2W1 (ATTENTION: CORPORATE SECRETARY) OR (B) BY FACSIMILE TRANSMISSION TO (416) 496-2207 (ATTENTION: CORPORATE SECRETARY) TO BE RECEIVED NOT LATER THAN 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 13, 2006 (OR 5:00 P.M. (TORONTO TIME) ON THE DAY WHICH IS TWO BUSINESS DAYS

IMMEDIATELY PRECEDING ANY ADJOURNED OR POSTPONED
MEETING). FAILURE TO STRICTLY COMPLY WITH THESE DISSENT PROCEDURES MAY RESULT IN THE LOSS OR UNAVAILABILITY OF THE RIGHT TO DISSENT.

         The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes FOR the Arrangement Resolution will no longer be considered a Dissenting Holder with respect to that class of shares voted FOR the Arrangement Resolution, being the Common Shares. The CBCA does not provide, and Hummingbird will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights. See "Information Concerning the Meeting and Voting".

         Hummingbird (or its successor) is required, within ten (10) days after Shareholders adopt the Arrangement Resolution, to notify each Dissenting Holder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn its Dissent Notice.

         A Dissenting Holder who has not withdrawn its Dissent Notice prior to the Meeting must then, within twenty (20) days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Holder does not receive such notice, within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to Hummingbird c/o the Transfer Agent a written notice (a "Demand for Payment") containing its name and address, the number of Common Shares in respect of which he or she dissents (the "Dissenting Common Shares"), and a demand for payment of the fair value of such Common Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Holder must send to Hummingbird or the Transfer Agent certificates representing Common Shares in respect of which he or she dissents. The Transfer Agent will endorse on share certificates received from a Dissenting Holder a notice that the holder is a Dissenting Holder and will forthwith return the share certificates to the Dissenting Holder. A Dissenting Holder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Common Shares has no right to make a claim under Section 190 of the CBCA.

         Under Section 190 of the CBCA, after sending a Demand for Payment, a Dissenting Holder ceases to have any rights as a Shareholder in respect of its Dissenting Common Shares other than the right to be paid the fair value of the Dissenting Common Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Holder withdraws its Dissent Notice before Acquisition Sub (or its successor) makes an Offer to Pay, or (ii) Acquisition Sub (or its successor) fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Holder withdraws the Demand for Payment, in which case the Dissenting Holder's rights as a Shareholder will be reinstated. Pursuant to the Plan of Arrangement, in no case shall Hummingbird or any other person be required to recognize any Dissenting Holder as a Shareholder after the Effective Date, and the names of such Shareholders shall be deleted from the list of Registered Shareholders at the Effective Date.

         Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately determined to be entitled to be paid fair value for their Dissenting Common Shares shall be deemed to have transferred such Dissenting Common Shares to Acquisition Sub on the Effective Date.

         Pursuant to the Plan of Arrangement, Dissenting Holders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Holder.

         Acquisition Sub is required, not later than seven (7) days after the later of the Effective Date or the date on which a Demand for Payment is received from a Dissenting Holder, to send to each Dissenting Holder who has sent a Demand for Payment an Offer to Pay for its Dissenting Common Shares in an amount considered by the Board to be the fair value of the Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Acquisition Sub must pay for the Dissenting Common Shares of a Dissenting Holder within ten
(10) days after an Offer to Pay has been accepted by a Dissenting Holder, but any such offer lapses if Acquisition Sub does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

         If Acquisition Sub (or its successor) fails to make an Offer to Pay for a Dissenting Holder's Common Shares, or if a Dissenting Holder fails to accept an Offer to Pay that has been made, Acquisition Sub may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Holders. If Acquisition Sub fails to apply to a court, a Dissenting Holder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Holder is not required to give security for costs in such an application.

         If Acquisition Sub or a Dissenting Holder makes an application to court, Acquisition Sub will be required to notify each affected Dissenting Holder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Holders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Holder who should be joined as a party, and the court will then fix a fair value for the Dissenting Common Shares of all Dissenting Holders. The final order of a court will be rendered against Acquisition Sub in favour of each Dissenting Holder for the amount of the fair value of its Dissenting Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Holder from the Effective Date until the date of payment.

         Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Holder of consideration for such Dissenting Holder's Dissenting Common Shares.

         THE FOREGOING IS ONLY A SUMMARY OF THE DISSENTING HOLDER PROVISIONS OF THE CBCA (AS MODIFIED BY THE PLAN OF ARRANGEMENT AND THE INTERIM ORDER), WHICH ARE TECHNICAL AND COMPLEX. A COMPLETE COPY OF SECTION 190 OF THE CBCA IS ATTACHED AS APPENDIX G TO THIS CIRCULAR. IT IS RECOMMENDED THAT ANY REGISTERED SHAREHOLDER WISHING TO AVAIL ITSELF OF ITS DISSENT RIGHTS UNDER THOSE PROVISIONS SEEK LEGAL ADVICE, AS FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE CBCA (AS MODIFIED BY THE PLAN OF ARRANGEMENT AND THE INTERIM ORDER) MAY PREJUDICE ITS DISSENT RIGHTS.

         For a general summary of certain income tax implications to a Dissenting Holder, see "Certain Tax Considerations for Shareholders".


                       INFORMATION CONCERNING HUMMINGBIRD

         The following information about Hummingbird is a general summary only and is not intended to be comprehensive.

         Hummingbird was incorporated under the CBCA on September 27, 1984 as 135748 Canada Inc. Its corporate name was changed to Voiceterm Inc. on December 12, 1984, to Hummingbird Communications Ltd. on February 20, 1985, and to Hummingbird Ltd. on March 31, 2000. Hummingbird is a leading global provider of enterprise software solutions. Hummingbird's software offerings fall into two principal product families: (i) enterprise content management; and (ii) network connectivity solutions. Hummingbird's products are sold and supported in approximately 100 countries worldwide. Hummingbird sells its products directly to customers and indirectly through distributors, value added resellers, systems integrators and original equipment manufacturers. Hummingbird's products and solutions are used in a wide range of industries -- predominantly in law firms and corporate legal departments, government (national and international, local and regional), financial services, energy, utilities and manufacturing.

         Additional information about Hummingbird can be found on SEDAR at www.sedar.com and on the web site of the SEC at www.sec.gov.

Principal Shareholders

         According to securities filings made by AMVESCAP PLC Aim Funds Management, Inc. as at December 31, 2005, AMVESCAP PLC Aim Funds Management, Inc. controlled 2,466,100 Common Shares representing approximately 14.2% of Common Shares as of such date.

         Other than AMVESCAP PLC Aim Funds Management, Inc., the directors and officers of Hummingbird are not aware of any person who, as at August 18, 2006, beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the Common Shares.

Indebtedness of Directors, Officers and Employees

         As of August 18, 2006, no individual who is, or at any time during the most recent completed financial year of Hummingbird was, a director or officer of Hummingbird, nor any associate of any one of them is, or at any time since the beginning of the most recent completed financial year of Hummingbird has been, indebted to Hummingbird or any of its subsidiaries or was indebted to another entity, which such indebtedness is, or was at any time during the most recent completed financial year of Hummingbird, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hummingbird or any of its subsidiaries.

Auditors

         Deloitte & Touche LLP is the auditor of Hummingbird.

Capitalization

         The authorized share capital of Hummingbird consists of an unlimited number of common shares and an unlimited number of preference shares issuable in series. As at August 18, 2006, Hummingbird has issued and outstanding 17,618,199 Common Shares, each of which entitles the holder thereof to one vote at meetings of Shareholders other than those meetings where only the holders of shares of another class or of a particular series are entitled to vote. There are presently no preferred shares issued and outstanding. In addition, as at August 18, 2006, there are outstanding Options to purchase 1,226,537 Common Shares.

              INFORMATION CONCERNING ACQUISITION SUB AND OPEN TEXT

         The following information about Acquisition Sub and Open Text is a general summary only and is not intended to be comprehensive.

         Acquisition Sub is a wholly-owned subsidiary of Open Text. Acquisition Sub was incorporated under the CBCA on May 26, 2006 and was organized solely for the purpose of making the Open Text Tender Offer and entering into a business combination with Hummingbird and has not otherwise carried on any activities to date other than those incidental to its formation. Acquisition Sub currently carries on no business other than in respect of the Arrangement. The registered office of Acquisition Sub is located at Open Text's head office, which is located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1.

         As of the date hereof, Open Text and its affiliates and associates own 764,850 Common Shares or approximately 4.34% of the issued and outstanding Common Shares as of August 18, 2006, which Common Shares were acquired through market purchases.

         Open Text is a public corporation that was incorporated on June 26, 1991 and continued under the CBCA. Open Text is an independent software vendor that develops, markets, sells and supports Enterprise Content Management ("ECM") solutions for use by global organizations on intranets, extranets and the Internet. Open Text's flagship product line is Livelink ECM(TM), which combines collaboration and content management and transforms information into knowledge. Open Text's software enables organizations to effectively address a diverse range of business needs including the ability to comply with increasing and changing regulatory requirements, to classify and organize information and to manage the retention and archiving of massive information volumes. Open Text offers a selection of business solutions built on the Livelink ECM(TM) platform and provides a series of specialized collaboration, content, and knowledge-based products that are sold independently or in combination with offerings based on the Livelink ECM(TM) platform. In addition, Open Text provides consulting, training, documentation, and technical support services that accelerate its customers' implementation of its products.

         Open Text presently supports approximately 20 million seats across 13,000 deployments in 114 countries and 12 languages worldwide. For fiscal 2005, the total revenue of Open Text was US$414.8 million. Open Text's Internet address is www.opentext.com.

         The common shares of Open Text are listed on the TSX and NASDAQ under the symbols "OTC" and "OTEX", respectively. Additional information about Open Text can be found on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov.


                HUMMINGBIRD MARKET PRICE AND TRADING VOLUME DATA

         The Common Shares are listed and posted for trading on the TSX under the symbol "HUM" and on NASDAQ under the symbol "HUMC". The following table summarizes the market prices and volumes of trading of the Common Shares on the TSX for the previous 12 months:

                                         High            Low           Volume
                                       --------        -------       ----------
                                         CAD$           CAD$
2005
August............................       27.56           20.51        478,916
September.........................       28.70           24.80        310,711
October...........................       26.58           24.75        272,128
November..........................       27.36           24.70        309,297
December..........................       25.50           22.05        287,009

2006
January...........................       28.99           23.55        168,603
February..........................       28.00           25.50        217,567
March.............................       28.99           25.79        354,746
April.............................       28.00           27.50        181,139
May...............................       31.04           25.57        677,039
June..............................       31.20           29.74      2,676,285
July..............................       32.38           30.00        203,426
August 1 - 17.....................       32.20           30.50        189,927



         The following table summarizes the market prices and volumes of trading of the Common Shares on the NASDAQ for the previous 12 months:

                                         High             Low          Volume
                                        --------        -------      ----------
                                           $               $
2005
August.............................      23.22           16.98        247,854
September..........................      23.90           21.16         96,853
October............................      22.70           21.20         74,068
November...........................      22.97           21.40        135,040
December...........................      22.17           19.07        220,818

2006
January............................      24.80           20.40        155,738
February...........................      24.77           22.23        149,974
March..............................      25.04           22.68        194,942

                                         High             Low          Volume
                                        --------        -------      ----------
                                           $               $

April..............................      24.89           23.57         86,893
May................................      28.15           23.00        341,212
June...............................      28.00           26.75        437,553
July...............................      28.88           27.25        544,695
August 1 - 17......................      28.34           27.31        488,559


         The $27.85 per Common Share payable pursuant to the Arrangement represents a premium of approximately 20.5% over the closing trading price of the Common Shares of $23.12 on the NASDAQ on May 25, 2006, the last trading day on the NASDAQ prior to the announcement of the Symphony Arrangement, and is $1.10 per share more than the price per share under the Symphony Arrangement representing a premium of 4.1%.

                   CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

         In the opinion of Goodmans LLP, Canadian counsel to Hummingbird, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of its Common Shares under the Arrangement and who, for the purposes of the Tax Act and at all relevant times, holds its Common Shares as capital property, deals at arm's length with Hummingbird, Open Text and Acquisition Sub, and is not affiliated with Hummingbird, Open Text or Acquisition Sub. Generally, Common Shares will be capital property to a Shareholder unless the Common Shares are held or were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Common Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by them in the taxation year in which the election is made or any subsequent taxation year deemed to be capital property in those years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

         This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. This summary assumes that the Common Shares will be listed on the TSX or NASDAQ at the time they are disposed of by a Shareholder, pursuant to the Plan of Arrangement (the "Disposition Time").

         THIS SUMMARY IS NOT APPLICABLE TO A SHAREHOLDER THAT IS, FOR THE PURPOSES OF CERTAIN RULES IN THE TAX ACT APPLICABLE TO SECURITIES HELD BY FINANCIAL INSTITUTIONS, A "FINANCIAL INSTITUTION" (AS DEFINED IN THE TAX ACT). THIS SUMMARY DOES NOT ADDRESS ALL THE CONSEQUENCES RELEVANT TO A SHAREHOLDER WHO ACQUIRED ITS COMMON SHARES UPON THE EXERCISE OF AN OPTION. THIS SUMMARY DOES NOT ADDRESS THE CONSEQUENCES OF THE ARRANGEMENT

TO OPTIONHOLDERS. EACH OPTIONHOLDER IS URGED TO CONSULT ITS OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE ARRANGEMENT FOR THEM. FURTHERMORE, THIS SUMMARY DOES NOT ADDRESS THE TAX CONSEQUENCES OF PARTICIPATING IN THE HOLDING COMPANY ALTERNATIVE AS DESCRIBED UNDER "HOLDING COMPANY ALTERNATIVE."

         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Currency Translation

         All amounts relevant to the computation of income under the Tax Act must be reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the spot currency exchange rate prevailing on the date each such amount arises.

Shareholders Resident in Canada

         The following portion of this summary is generally applicable to a Shareholder who is a Resident Shareholder.

         Disposition of Common Shares

         A Resident Shareholder who disposes of Common Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the cash received by the Resident Shareholder under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Common Shares to the Resident Shareholder.

         Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Shareholder in the year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Shareholder in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, to the extent and in the circumstances prescribed by the Tax Act.

         The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Common Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Shareholders to whom these rules may apply should consult their own tax advisors.

         A Resident Shareholder that is throughout the year a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

         Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own advisors with respect to alternative minimum tax provisions.

         Dissenting Holders

         A Resident Shareholder who exercises Dissent Rights (a "Resident Dissenting Holder") will transfer such holder's Common Shares to Acquisition Sub in exchange for payment by Acquisition Sub (or Acquisition Sub, or its successor) of the fair value of such Common Shares. In general, a Resident Dissenting Holder will realize a capital gain (or capital loss) equal to the amount by which the cash received by the Resident Dissenting Holder in respect of the fair value of such holder's Common Shares (other than in respect of interest awarded by a court), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Dissenting Holder of such Common Shares. See "Disposition of Common Shares" above. Interest awarded by a court to a Resident Dissenting Holder will be included in the shareholder's income for the purposes of the Tax Act. A Resident Dissenting Holder that is throughout the year a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable for the refundable tax described above under "Disposition of Common Shares" in respect of taxable capital gains and interest. Resident Dissenting Holders should consult their own tax advisors.

Shareholders Not Resident in Canada

         The following portion of this summary is applicable to a Shareholder who is a Non-Resident Shareholder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Shareholders should consult their own tax advisors.

         Disposition of Common Shares

         A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement unless the Common Shares are "taxable Canadian property" (within the meaning of the Tax Act) to the Non-Resident Shareholder at the Disposition Time.

         Generally, Common Shares will not be taxable Canadian property to a Non-Resident Shareholder at the Disposition Time provided that (a) the Common Shares are listed on a prescribed stock exchange (which includes the TSX and NASDAQ) at that time, and (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Hummingbird at any time during the sixty (60) month period that ends at the Disposition Time. Notwithstanding the foregoing, Common Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

         Even if Common Shares are considered to be taxable Canadian property of a Non-Resident Shareholder at the Disposition Time, any capital gain realized by the Non-Resident Shareholder on a disposition of the Common Shares under the Arrangement may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty between Canada and the country in which the Non-Resident Shareholder is resident. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.

         In the event that the Common Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on the disposition of Common Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading "Shareholders Resident in Canada -- Disposition of Common Shares" will generally apply.

         Dissenting Holders

         A Non-Resident Shareholder who exercises Dissent Rights (a "Non-Resident Dissenting Holder") will transfer such holder's Common Shares to Acquisition Sub in exchange for payment by Acquisition Sub (or its successor) of the fair value of such Common Shares. In general, the tax treatment of a Non-Resident Dissenting Holder will be similar to that of a Non-Resident Shareholder who participates in the Arrangement. See "Disposition of Common Shares" above.

         The amount of any interest awarded by a court to a Non-Resident Dissenting Holder will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty between Canada and the country in which the Non-Resident Shareholder is resident. Non-Resident Dissenting Holders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax treaty in their particular circumstances.

Certain Material United States Federal Income Tax Considerations

         The following summary describes certain material U.S. federal income tax consequences of the Arrangement to Shareholders. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Shareholders. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, proposed regulations, Internal Revenue Service rulings and pronouncements and judicial decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect. Hummingbird has not sought and will not seek any rulings from the Internal Revenue Service with respect to the consequences discussed below. The discussion below is not binding on the Internal Revenue Service or the courts. The discussion applies only to Shareholders who hold shares as capital assets within the meaning of the Code. This discussion does not apply to certain types of Shareholders (such as insurance companies, tax-exempt organizations, financial institutions, persons who acquired Common Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, traders, broker dealers, persons who hold or have held Common Shares as part of a straddle or a hedging, integrated constructive sale or conversion transaction for tax purposes, pass-through entities and investors in such entities, mutual and common trust funds, regulated investment companies, real estate investment trusts, persons that actually or constructively hold (or have ever held) 10% or more of the total voting power of all outstanding Hummingbird voting stock, or holders who acquired their Common Shares upon the conversion or exchange of other stock or securities) who may be subject to special rules. This discussion does not address any aspect of state, local or foreign or other tax Laws, or estate or gift tax considerations, or the alternative minimum tax.

         For purposes of this discussion, a "U.S. holder" is (a) a citizen or individual resident of the United States, (b) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in the United States or under the laws of the United States or any political subdivision thereof, (c) a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or that was in existence on August 20, 1996 and that has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person, or (d) an estate that is subject to U.S. federal income tax on its income regardless of its source. A "non-U.S. holder" is a beneficial owner of Common Shares that is not a U.S. holder.

         If a partnership holds Common Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that is a beneficial owner of Common Shares should consult its own tax advisor.

         THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE FOR GENERAL INFORMATION PURPOSES ONLY AND ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ARRANGEMENT. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, HUMMINGBIRD STRONGLY URGES SHAREHOLDERS TO CONSULT WITH THEIR TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO THEM AND THE PARTICULAR TAX EFFECTS TO THEM OF THE ARRANGEMENT, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

         TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

         Certain Material Federal Income Tax Considerations for U.S. Holders of Common Shares

         The receipt of cash by a U.S. holder for Common Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who surrenders Common Shares for cash pursuant to the Arrangement will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. holder's adjusted tax basis in the shares surrendered. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) surrendered for cash pursuant to the Arrangement. Provided that Hummingbird is not a passive foreign investment company (as described below), if the holding period in Common Shares surrendered pursuant to the Arrangement is greater than one year as of the closing date of the Arrangement, the gain or loss will be long-term capital gain or loss. The deductibility of a capital loss is subject to limitations under the Code.

         Passive Foreign Investment Company

         The Code provides special, generally adverse, rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges and other dispositions, of shares of stock of, a "passive foreign investment company" ("PFIC"). A foreign corporation is treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, generally by value, that produce or are held for the production of passive income is at least 50%. If Hummingbird were to be classified as a PFIC for the taxable year that includes the closing of the Arrangement or any other prior taxable year included in a U.S. holder's holding period for the Common Shares, the U.S. holder would generally be required to treat any gain recognized on the surrender of Common Shares for cash pursuant to the Arrangement as ordinary income and pay an interest charge on the value of the deferral of their U.S. federal income tax attributable to such gain, subject to certain mitigation rules. Hummingbird believes that it will not be a PFIC for its current taxable year and has not been a PFIC in any past year. However, the determination of whether a company is a PFIC is a factual determination, and no assurance can be provided that Hummingbird will not be treated as a PFIC for the current year or in any past year. U.S. holders are strongly urged to consult their tax advisors regarding the status of Hummingbird as a PFIC and the U.S. federal income tax consequences thereof.

         Backup Withholding

         Backup federal withholding tax generally will be withheld at a rate of 28% from all cash payments to which a U.S. holder of Common Shares is entitled pursuant to the Arrangement, unless the U.S. holder (a) qualifies for certain exempt categories, including corporations and financial institutions, or (b) provides a certified taxpayer identification number on Form W-9 or Substitute Form W-9 and otherwise complies with backup withholding rules. Backup withholding is not an additional tax, but an advance payment. Any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the U.S. holder's U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is filed with the Internal Revenue Service.

         Federal Income Tax Considerations for Non-U.S. Holders of Common Shares

         The receipt of cash by a non-U.S. holder for Common Shares will not be subject to U.S. federal income tax, provided that:

         o any gain or loss is not effectively connected with the conduct by that non-U.S. holder of a trade or business within the United States; and

         o in the case of an individual, the non-U.S. holder has not been present in the United States for 183 days or more during the taxable year in which the Arrangement is effected and certain other conditions exist.

         Non-U.S. holders may be required to provide an IRS Form W-8BEN or other appropriate IRS Form W-8. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup federal withholding tax at a rate of 28% on the proceeds otherwise payable to the non-U.S. holder pursuant to the Arrangement.

                                  LEGAL MATTERS

         Certain legal matters in connection with the Arrangement will be passed upon by Goodmans LLP, as Canadian counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, as U.S. counsel, on behalf of Hummingbird.

                             ADDITIONAL INFORMATION

         Information contained herein is given as of August 18, 2006, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

         Additional information relating to Hummingbird, including Hummingbird's most current Annual Information Form (together with documents incorporated therein by reference), the comparative consolidated financial statements of Hummingbird for the financial year ended September 30, 2005, together with the report of the auditors thereon, management's discussion and analysis of Hummingbird's financial condition and results of operations for fiscal 2005 which provide financial information concerning Hummingbird, and Hummingbird's Management Information Circular dated February 6, 2006 with respect to the annual meeting of Shareholders held on March 3, 2006 (which is incorporated by reference into this Circular) can be found on SEDAR at www.sedar.com or on the EDGAR database maintained by the SEC at www.sec.gov. Copies of those documents, as well as any additional copies of this Circular, are available upon written request to the Corporate Secretary, free of charge or, where applicable, upon payment of a reasonable charge.

         Hummingbird is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. You may read any document that Hummingbird has filed with the SEC at the SEC's public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents Hummingbird has filed with the SEC's Electronic Data Gathering and Retrieval System at www.sec.gov.

                        QUESTIONS AND FURTHER ASSISTANCE

         If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder Communications Canada Inc., Hummingbird's proxy solicitation agent, at:

                             100 University Avenue
                            11th Floor, South Tower
                                Toronto, Ontario
                                    M5J 2Y1

                North American Toll Free Number: 1.866.500.8075

                             APPROVAL OF HUMMINGBIRD

         The contents and mailing to Shareholders of this Circular have been approved by the Board.


Toronto, Ontario                                           "Inder P.S. Duggal"
August 18, 2006
                                                             INDER P.S. DUGGAL
                                                           Corporate Secretary

                                GLOSSARY OF TERMS

         The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

"Acquisition Proposal" means (i) any merger, amalgamation, arrangement, recapitalization, liquidation, dissolution, share exchange, business combination or similar transaction (other than a transaction the sole parties to which are one or more of Hummingbird and its wholly owned subsidiaries), (ii) any acquisition, directly or indirectly, of assets which individually or in the aggregate exceed 20% of the market capitalization of Hummingbird on the date the proposal in respect of such acquisition is made (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets), (iii) any tender offer, take-over bid or other acquisition, directly or indirectly, by any person or "group" within the meaning of Section 13(d) of the Exchange Act, of beneficial ownership of 20% or more of the outstanding Common Shares (or rights or interests in or to Common Shares), in the case of each of (i), (ii) and (iii) in a single transaction or a series of related transactions or similar transactions involving Hummingbird and/or its subsidiaries, or a proposal or offer (binding or non binding, oral or written, conditional or unconditional, or otherwise) or communication, announcement or other indication of an intention to do any of the foregoing, or any amendment or modification or proposed amendment or modification of any of the foregoing, excluding the Arrangement or any transaction to which Open Text or an Affiliate of Open Text is a party.

"Acquisition Sub" means 6575064 Canada Inc., a corporation existing under the laws of Canada.

"Affiliate" has the meaning ascribed to it in the Securities Act.

"allowable capital loss" has the meaning ascribed to it under "Certain Tax Considerations for Shareholders -- Certain Canadian Federal Income Tax Considerations -- Shareholders Resident in Canada -- Disposition of Common Shares".

"Antitrust Division" has the meaning ascribed to it under "Principal Legal Matters -- Regulatory Matters -- HRS Act".

"Arrangement" means the proposed arrangement under the provisions of Section 192 of the CBCA as set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or Section
5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Arrangement Agreement" means the Arrangement Agreement dated as of August 4, 2006, between Open Text, Acquisition Sub and Hummingbird and any amendment thereto made in accordance with such agreement.

"Arrangement Resolution" means the special resolution of Shareholders approving the Plan of Arrangement to be considered at the Meeting and set out in Appendix A to this Circular.

"Articles of Arrangement" means the articles of arrangement of Hummingbird in respect of the Arrangement, to be filed with the Director after the Final Order is made.

"Associate" has the meaning ascribed to it in the Securities Act.

"Board" or "Board of Directors" means the board of directors of Hummingbird.

"business day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada.

"CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time.

"CDS" means The Canadian Depository for Securities Limited.

"Certificate of Arrangement" means the Certificate of Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Arrangement.

"Circular" means this management information circular of Hummingbird, including the Notice of Meeting and all schedules, appendices and exhibits and all documents incorporated by reference herein.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Commitment Letter" means the debt commitment letter dated August 3, 2006 from a
Schedule I Canadian bank in favour of Open Text.

"Commissioner" has the meaning ascribed thereto under "Principal Legal Matters -- Regulatory Matters -- Competition Act".

"Common Shares" means the common shares in the capital of Hummingbird.

"Court" means the Superior Court of Justice of Ontario (Commercial List).

"CRA" means the Canada Revenue Agency.

"Demand for Payment" has the meaning ascribed to it under "Dissenting Holders' Rights".

"Depositary" means CIBC Mellon Trust Company and any other trust company, bank or equivalent financial institution agreed to in writing by Open Text and Hummingbird and appointed to carry out any of the duties of the depositary under the Arrangement Agreement.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Disposition Time" means the time at which Common Shares are disposed of by the Shareholders pursuant to the Plan of Arrangement.

"Dissent Notice" means the written objection of a Registered Shareholder to the Arrangement Resolution, submitted to Hummingbird in accordance with the Dissent Procedures.

"Dissent Procedures" means the dissent procedures, as described under the heading "Dissenting Holders' Rights".

"Dissent Rights" has the meaning ascribed to it under "Dissenting Holders
Rights".

"Dissenting Common Shares" means the Common Shares in respect of which a Dissenting Holder dissents.

"Dissenting Holder" has the meaning ascribed thereto in the Plan of Arrangement.

"Effective Date" means the date of the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 9:00 a.m. (Toronto time) on the Effective Date.

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

"Final Order" means the order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

"FTC" has the meaning ascribed to it under "Principal Legal Matters -- Regulatory Matters -- HSR Act".

"GAAP" means United States generally accepted accounting principles.

"Georgeson" means Georgeson Shareholder Communications Canada Inc.

"Governmental Entity" means:

         (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body (whether or not governmental), commission, board, bureau or agency, domestic or foreign,

         (b)   any subdivision, agent or authority of any of the foregoing, or

         (c) any quasi governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"HSR Act" means the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.

"HSR Filing" has the meaning ascribed to it under "Principal Legal Matters -- Regulatory Matters -- HSR Act".

"Hummingbird" means Hummingbird Ltd., a corporation existing under the laws of Canada.

"Interim Order" means the interim order of the Court, providing for, among other things, the calling and holding of the Meeting, a copy of which is attached as Appendix E to this Circular, as the same may be amended.

"Intermediary" means an intermediary with which a Non-Registered Holder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

"Law" or "Laws" means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the TSX or NASDAQ), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

"Lender Sub" means one or more wholly owned subsidiaries of Hummingbird selected by Open Text for purposes of making the loans contemplated in the Arrangement Agreement.

"Letter of Transmittal" means the letter of transmittal to be sent by Hummingbird to Shareholders for use in connection with the Arrangement.

"Material Adverse Effect" means, when used in connection with a Person, any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be, material and adverse to the business, assets, rights, liabilities, capitalization, operations, results of operations or financial condition of that person and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from (a) changes in the global economy or political conditions or securities markets in general,
(b) changes in the worldwide industries or markets in which such party and its subsidiaries operate, (c) the commencement, occurrence, continuation or material worsening of any war, armed hostilities or acts of terrorism, (d) the announcement or pendency of the transactions contemplated by the Arrangement Agreement, the Open Text Tender Offer or the Symphony Arrangement Agreement, (e) any change in the trading price or volume of the Common Shares, provided, however, that this clause (e) shall not exclude from the definition of Material Adverse Effect any change, effect, event, occurrence or state of facts relating to the person or its subsidiaries which caused such change in trading price or volume, (f) any failure by Hummingbird to meet the published revenue or earnings predictions in respect of Hummingbird of equity analysts, provided, however, that this clause (f) shall not exclude from the definition of

Material Adverse Effect any change, effect, event, occurrence or state of facts relating to the person or its subsidiaries which caused such failure, (g) the compliance with the terms of the Arrangement Agreement, (h) generally applicable changes in Law, (i) generally applicable changes in GAAP or (j) Hummingbird's compliance with its obligations under the Symphony Arrangement Agreement, including, to the extent applicable, the payment of fees by Hummingbird as required under Sections 7.3 or 7.4 thereof, provided, that nothing in clauses (a), (b) or (c) shall include any change, effect, event, occurrence or state of facts which disproportionately affects that person and its subsidiaries, taken as a whole.

"Meeting" means the special meeting of Shareholders, and all adjournments and postponements thereof, called and held to consider and pass the Arrangement Resolution.

"NASDAQ" means The Nasdaq Global Market, or any successor inter-dealer quotation system operated by Nasdaq Stock Market Inc., or any successor thereto.

"Non-Registered Shareholder" means a non-registered beneficial holder of Common Shares whose shares are held through an Intermediary.

"Non-Resident Dissenting Holder" means a Non-Resident Shareholder who exercises Dissent Rights.

"Non-Resident Shareholder" means a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) has not been and is not resident or deemed to be resident in Canada and (ii) does not use or hold and is not deemed to use or hold Common Shares in connection with carrying on a business in Canada.

"Notice of Appearance" has the meaning ascribed thereto in "Principal Legal Matters -- Court Approval of the Arrangement and Completion of the Arrangement".

"Notice of Meeting" means the Notice of Special Meeting of Shareholders of Hummingbird dated August 18, 2006.

"Offer to Pay" means the written offer of Acquisition Sub (or its successor) to each Dissenting Holder who has sent a Demand for Payment to pay for its Common Shares in an amount considered by the Board to be the fair value of the shares, all in compliance with the Dissent Procedures.

"Open Text" means Open Text Corporation.

"Open Text Tender Offer" means the offer dated July 10, 2006 by Acquisition Sub to purchase for cash all of the outstanding Common Shares not owned by Open Text or its affiliates at a price of $27.75 per share.

"Optionholders" means holders of Options.

"Options" means options to acquire Common Shares granted under the Stock Option Plan and options to acquire Common Shares that have been granted subsequent to the expiry of the Stock Option Plan.

"Options Resolution" means the resolution of Shareholders ratifying the granting of 50,000 Options to purchase Common Shares to each of Hadley C. Ford, John B. Wade and John A. MacDonald on March 3, 2006.

"Outside Date" means (a) October 21, 2006, subject to the right of either Hummingbird or Open Text to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity by giving written notice to the other to such effect no later than the date that is two (2) business days prior to the original Outside Date (or any subsequent Outside Date, as applicable) or (b) such later date as may be agreed to in writing by the parties to the Arrangement Agreement.

"Person" includes any individual, partnership, limited partnership, association, body corporate, trustee, trust, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having a legal status.

"PFIC" means passive foreign investment company.

"Plan of Arrangement" means the plan of arrangement substantially in the form of Appendix D hereto as amended or varied pursuant to the terms hereof and thereof.

"Pre-Acquisition Reorganization" has the meaning ascribed to it under "Other Terms of the Arrangement Agreement -- Covenants".

"Proposed Amendments" means all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.

"Record Date" means August 21, 2006.

"Registered Shareholder" means a registered holder of Common Shares as recorded in the Hummingbird shareholders' register maintained by the Transfer Agent.

"Regulations" means the regulations under the Tax Act.

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits, waivers, authorizations, agreements, certificates and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that provides that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity as set out in Schedule A to the Arrangement Agreement.

"Resident Dissenting Holder" means a Resident Shareholder who exercises Dissent Rights.

"Resident Shareholder" means a Shareholder who, for purposes of the Tax Act and any applicable income tax treaty, at all relevant times, is or is deemed to be resident in Canada.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act (Ontario), as amended.

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

"Shareholders" means holders of Common Shares.

"Special Committee" means the special committee of the Board formed to consider, among other things, the Arrangement.

"Stock Option Plan" means the 1996 Employee Stock Option Plan of Hummingbird.

"Superior Proposal" has the meaning ascribed to it under "Other Terms of the Arrangement Agreement -- Covenants of Hummingbird Regarding Non-Solicitation".

"Symphony" means Symphony Technology Group, LLC.

"Symphony Affiliates" means Symphony Technology II-A, L.P., Linden Management Corporation and Linden Acquisition Ltd.

"Symphony Arrangement" means the plan of arrangement contemplated by the Symphony Arrangement Agreement involving the acquisition of all of the issued and outstanding Common Shares by a Symphony Affiliate at a price of $26.75 in cash per Common Share.

"Symphony Arrangement Agreement" means the arrangement agreement dated May 25, 2006 among the Symphony Affiliates and Hummingbird.

"Tax Act" means the Income Tax Act (Canada), as amended.

"taxable capital gain" has the meaning ascribed to it under "Certain Tax Considerations for Shareholders -- Certain Canadian Federal Income Tax Considerations -- Shareholders Resident in Canada -- Disposition of Common Shares".

"Termination Payment" means the approximately $12.4 million termination payment payable to by Hummingbird in certain circumstances under the terms of the Arrangement Agreement.

"Transactions" means, collectively, the transactions contemplated in the Arrangement Agreement and in the Plan of Arrangement.

"Transfer Agent" means CIBC Mellon Trust Company.

"TSX" means the Toronto Stock Exchange.

                                   APPENDIX A
                             ARRANGEMENT RESOLUTION

                    SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
                                HUMMINGBIRD LTD.

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving Hummingbird Ltd. (the "Company"), as more particularly described and set forth in the management information circular (the "Circular") of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2. The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule C to the Arrangement Agreement made as of August 4, 2006 among Open Text Corporation, 6575064 Canada Inc. and the Company (the "Arrangement Agreement"), (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

3. The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, and
         (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6. Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                   APPENDIX B
                              ARRANGEMENT AGREEMENT

                                                            (Execution Version)






                              ARRANGEMENT AGREEMENT


                                      AMONG


                                HUMMINGBIRD LTD.


                                       AND


                              OPEN TEXT CORPORATION


                                       AND


                               6575064 CANADA INC.


                                 August 4, 2006

                              ARRANGEMENT AGREEMENT

         THIS ARRANGEMENT AGREEMENT dated August 4, 2006,

A M O N G:

               Open Text Corporation, a corporation existing under the Canada Business Corporations Act ("Parent"),

               6575064 Canada Inc., a corporation existing under the Canada Business Corporations Act and a wholly-owned subsidiary of Parent ("Acquisition Sub"),

                                     - and -

               Hummingbird Ltd., a corporation existing under the Canada Business Corporations Act ("Hummingbird"),


         THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and intending to be legally bound hereby, Parent, Acquisition Sub and Hummingbird hereby agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1      Definitions
         -----------

         In this Agreement, unless the context otherwise requires:

         "Acquisition Proposal" means (i) any merger, amalgamation, arrangement, recapitalization, liquidation, dissolution, share exchange, business combination or similar transaction (other than a transaction the sole parties to which are one or more of Hummingbird and its wholly-owned subsidiaries), (ii) any acquisition, directly or indirectly, of assets which individually or in the aggregate exceed 20% of the market capitalization of Hummingbird on the date the proposal in respect of such acquisition is made (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets), (iii) any tender offer, take-over bid or other acquisition, directly or indirectly, by any person or "group" within the meaning of
         Section 13(d) of the Exchange Act, of beneficial ownership of 20% or more of the outstanding Hummingbird Shares (or rights or interests in or to Hummingbird Shares), in the case of each of (i), (ii) and (iii) in a single transaction or a series of related transactions or similar transactions involving Hummingbird and/or its subsidiaries, or a proposal or offer (binding or non binding, oral or written, conditional or unconditional, or otherwise) or communication, announcement or other indication of an intention to do any of the foregoing, or any amendment or modification or proposed amendment or modification of any of the foregoing, excluding the Arrangement or any transaction to which Parent or an affiliate of Parent is a party;

         "affiliate" has the meaning ascribed thereto in the Securities Act;

         "Arrangement" means the arrangement contemplated herein to be made on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and
         Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Parent and Hummingbird, each acting reasonably);

         "Arrangement Resolution" means the special resolution of the Hummingbird Shareholders to be considered at the Meeting, to be substantially in the form set out in Schedule B hereto;

         "Articles of Arrangement" means the articles of arrangement of Hummingbird in respect of the Arrangement, to be filed with the Director after the Final Order is made;

         "business day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada;

         "Canadian Securities Administrators" means the securities regulatory authorities in each of the provinces of Canada;

         "CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

         "Certificate of Arrangement" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

         "Circular" means the notice of the meeting and accompanying management proxy circular and other materials to be sent by Hummingbird to Hummingbird Shareholders in connection with the Meeting;

         "Code" has the meaning ascribed thereto in Section 2.13;

         "Commitment Letter" has the meaning ascribed thereto in Section 4.1(d);

         "Competition Act" means the Competition Act (Canada), as amended from time to time;

         "Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Hummingbird or any of its subsidiaries is a party or by which Hummingbird or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

         "Court" means the Ontario Superior Court of Justice (Commercial List);

         "Depositary" means CIBC Mellon Trust Company and any other trust company, bank or equivalent financial institution agreed to in writing by Parent and Hummingbird and appointed to carry out any of the duties of the Depositary hereunder;

         "Director" means the Director appointed pursuant to section 260 of the CBCA;

         "Disclosure Letter" means that certain letter dated as of even date herewith and delivered to Parent by Hummingbird;

         "Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

         "Dissenting Shareholder" means any Hummingbird Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

         "Dissenting Shares" means all the Hummingbird Shares registered in the name of a holder and in respect of which Dissent Rights are exercised and not withdrawn in accordance with the Plan of Arrangement;

         "Effective Date" means the date of the Certificate of Arrangement giving effect to the Arrangement;

         "Effective Time" means 9:00 a.m. (Toronto time) on the Effective Date;

         "Environmental Condition" means the presence of any Hazardous Substance in material breach of any Environmental Laws, or in quantities or conditions which exceed criteria published in any applicable Laws, policies, standards or guidance documents of any Governmental Entity of competent jurisdiction;

         "Environmental Laws" means all applicable Laws, including applicable civil and common laws, relating to the protection of human health and safety or pollution or protection of the environment, or relating to the regulation of Hazardous Substances;

         "Environmental Permits" means all Permits necessary under Environmental Laws for Hummingbird and its subsidiaries to own, lease, license and operate their properties and conduct their businesses as presently conducted;

         "ERISA" has the meaning ascribed thereto in Section 3.1(s);

         "Exchange" means the Toronto Stock Exchange or the Nasdaq, and "Exchanges" means both of them;

         "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

         "Exchange Factor" means 0.8879, which is the exchange rate for 1 Canadian dollar into United States dollars based on the noon rate of exchange of the Bank of Canada on the business day immediately preceding the date of this Agreement;

         "Expiry Date" means the Expiry Date under the Open Text Offer;

         "Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Parent and Hummingbird, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal (in each case with the consent of Parent and Hummingbird, each acting reasonably);

         "Financial Contract" means a Contract that creates, governs or guarantees, or that is otherwise entered into in connection with or with respect to, Financial Indebtedness;

         "Financial Indebtedness" means in relation to a person (the "debtor"), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers' acceptance, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counterindemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), or (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within paragraphs (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted;

         "GAAP" means United States generally accepted accounting principles;

         "Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body (whether or not governmental), commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

         "Hazardous Substance" means any pollutant, contaminant, petroleum, hydrocarbons, hazardous substance, waste, hazardous material, toxic substance, dangerous or potentially dangerous substance or dangerous good as defined, judicially interpreted or identified in, or any substance regulated pursuant to, any applicable Law;

         "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

         "Hummingbird Financial Statements" has the meaning ascribed thereto in Section 3.1(i);

         "Hummingbird IP" means all Intellectual Property Rights that are used or held for use by Hummingbird or any of its subsidiaries in connection with the business of Hummingbird and its subsidiaries;

         "Hummingbird Option" means an option to purchase Hummingbird Shares pursuant to the Hummingbird Stock Option Plan;

         "Hummingbird Plans" has the meaning ascribed thereto in Section 3.1(s);

         "Hummingbird Public Disclosure Record" means all documents filed on the System for Electronic Document Analysis and Retrieval (SEDAR) or the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) after September 30, 2003;

         "Hummingbird Securityholders" means Hummingbird Shareholders and the holders of Hummingbird Options;

         "Hummingbird Shareholders" means the registered holders of Hummingbird Shares;

         "Hummingbird Shares" means the common shares in the capital of Hummingbird;

         "Hummingbird Stock Option Plan" means the 1996 Employee Stock Option Plan of Hummingbird;

         "Hummingbird Source Code" means all source code that is part of the Owned Hummingbird IP or the Hummingbird products;

         "Identified Hummingbird Monetary Representations" means the representations and warranties of Hummingbird set forth in Section 3.1(d)(i)(C) and Section 3.1(ee);

         "Identified Hummingbird Representations" means the representations and warranties of Hummingbird set forth in Section 3.1(e) and Section 3.1(gg);

         "including" means including without limitation, and "include" and "includes" have a corresponding meaning;

         "Intellectual Property Rights" means: (a) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof ("Patents"); (b) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (c) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world ("Copyrights"); (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world ("Trademarks"); (f) all databases and data collections and all rights therein throughout the world; (g) all moral and economic rights of authors and inventors, however denominated, throughout the world; (h) all Web addresses, domain names and numbers, uniform resource locators ("URLs") and other names and locators associated with the Internet ("Domain Names"); and (i) any similar or equivalent rights to any of the foregoing anywhere in the world;

         "Interim Order" means the interim order of the Court, as the same may be amended by the Court (with the consent of Parent and Hummingbird, each acting reasonably), containing a declaration and directions in respect of the notice to be given in respect of and the conduct of the Meeting;

         "knowledge of Hummingbird" means collectively, the actual knowledge of Fred Sorkin, Alan Barry Litwin and Inder P.S. Duggal;

         "Law" or "Laws" means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the Exchanges), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

         "Legal Requirements" means any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

         "Lender Sub" means one or more wholly-owned subsidiaries of Hummingbird selected by Parent for purposes of making the loans contemplated under
         Section 5.5(1);

         "Licensed Hummingbird IP" shall mean all Hummingbird IP other than the Owned Hummingbird IP;

         "Lien" means any hypothec, mortgage, lien, charge, security interest, encumbrance and adverse right or claim;

         "Loan Alternative" means the provision by Lender Sub of the loans contemplated under Section 5.5(1) at the request of Parent in accordance with the terms and conditions of the Plan of Arrangement;

         "Loan Amount" means an amount up to $58 million or such other amount requested in Section 5.5 (but which, for greater certainty, may be $0);

         "Material Adverse Effect" means, when used in connection with a person, any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be, material and adverse to the business, assets, rights, liabilities, capitalization, operations, results of operations or financial condition of that person and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from (a) changes in the global economy or political conditions or securities markets in general, (b) changes in the worldwide industries or markets in which such party and its subsidiaries operate, (c) the commencement, occurrence, continuation or material worsening of any war, armed hostilities or acts of terrorism, (d) the announcement or pendency of the transactions contemplated by this Agreement, the Open Text Offer or the Symphony Arrangement Agreement, (e) any change in the trading price or volume of the Hummingbird Shares, provided, however, that this clause (e) shall not exclude from the definition of Material Adverse Effect any change, effect, event, occurrence or state of facts relating to the person or its subsidiaries which caused such change in trading price or volume,
         (f) any failure by Hummingbird to meet the published revenue or earnings predictions in respect of Hummingbird of equity analysts, provided, however, that this clause (f) shall not exclude from the definition of Material Adverse Effect any change, effect, event, occurrence or state of facts relating to the person or its subsidiaries which caused such failure, (g) the compliance with the terms of this Agreement, (h) generally applicable changes in Law, (i) generally applicable changes in GAAP, or (j) Hummingbird's compliance with its obligations under the Symphony Arrangement Agreement including, to the extent applicable, the payment of fees by Hummingbird as required under Sections 7.3 or 7.4 thereof; provided, that nothing in clauses (a), (b) or (c) shall include any change, effect, event, occurrence or state of facts which disproportionately affects that person and its subsidiaries, taken as a whole;

         "material fact" has the meaning ascribed thereto in the Securities Act;

         "Maximum Cash Amount" means the aggregate amount of cash in United States dollars equal to (a) the product obtained by multiplying (i) the number of Hummingbird Shares outstanding immediately prior to the Effective Time by (ii) the Purchase Price less (b) the Share Loan Amount;

         "MD&A" has the meaning ascribed thereto in Section 3.1(i);

         "Meeting" means the special meeting of Hummingbird Shareholders, and all adjournments and postponements thereof, called and held to, among other things, consider and approve the Arrangement Resolution;

         "Nasdaq" means The Nasdaq Global Market, or any successor inter-dealer quotation system operated by Nasdaq Stock Market Inc., or any successor thereto;

         "Non-Disclosure Agreement" means the letter agreement dated July 20, 2006 between Parent and Hummingbird providing Parent access to confidential information of Hummingbird in connection with or relating to this Agreement and the Transactions;

         "Open Text Offer" means the offer dated July 10, 2006 by Acquisition Sub to purchase for cash all of the outstanding Common Shares of Hummingbird not currently owned by Open Text and its affiliates at a price of U.S.$27.75 per Common Share;

         "Option Loan Amount" means the aggregate amount of cash required to be paid by or on behalf of Hummingbird pursuant to Section 2.3(b)(i) of the Plan of Arrangement in respect of the Hummingbird Options;

         "Order" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any person or its property under applicable Legal Requirements;

         "Outside Date" means (a) October 21, 2006, subject to the right of either Hummingbird or Parent to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity by giving written notice to the other to such effect no later than the date that is two (2) business days prior to the original Outside Date (or any subsequent Outside Date, as applicable) or (b) such later date as may be agreed to in writing by the Parties;

         "Owned Hummingbird IP" means all Intellectual Property Rights owned by, or filed in the name of, Hummingbird or any of its subsidiaries;

         "Parties" means Hummingbird, Acquisition Sub and Parent, and "Party" means any of them;

         "Permit" means any material license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

         "person" includes an individual, partnership, limited partnership, association, body corporate, trustee, trust, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

         "Plan of Arrangement" means the plan of arrangement substantially in the form of Schedule C hereto as amended or varied pursuant to the terms hereof and thereof;

         "Purchase Price" means the sum of $27.85 per Hummingbird Share, payable in cash;

         "Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule A hereto;

         "Response Period" has the meaning ascribed thereto in Section
         7.2(1)(b);

         "Returns" means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

         "Securities Act" means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

         "Securities Regulators" means the Canadian Securities Administrators and the United States Securities and Exchange Commission;

         "Securities Laws" means the Securities Act and all other applicable Canadian provincial and territorial and United States federal securities laws, rules and regulations thereunder;

         "Shareholder Approval" has the meaning ascribed thereto in Section 2.7;

         "Share Loan Amount" means the difference obtained by subtracting the Option Loan Amount from the Loan Amount; provided that if the Loan Amount is $0 the Share Loan Amount shall also be $0;

         "subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

         "Superior Proposal" has the meaning ascribed thereto in Section 7.1(1);

         "Symphony Arrangement Agreement" means the arrangement agreement dated May 25, 2006 among Symphony Technology II-A, L.P., Linden Management Corporation, Linden Acquisition Ltd. and Hummingbird;

         "Tax Act" means the Income Tax Act (Canada), as amended from time to time; "Taxes" or "Tax" means all taxes, imposts, levies and withholdings, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity;

         "Transaction Documents" means this Agreement and the Plan of Arrangement;

         "Transactions" means, collectively, the transactions contemplated herein and in the Plan of Arrangement; and

         "Vendor Contract" means a Contract to which Hummingbird or any of its subsidiaries is a party and pursuant to which Hummingbird or any of subsidiaries contracts to purchase or acquire goods and services.

1.2      Interpretation Not Affected by Headings
         ---------------------------------------

         The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3      Number and Gender
         -----------------

         In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4      Date for Any Action
         -------------------

         If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5      Currency
         --------

         Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of United States of America and "$" refers to United States dollars.

1.6      Accounting Matters
         ------------------

         Unless otherwise stated, all accounting terms used in this Agreement in respect of Hummingbird shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Hummingbird required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7      Schedules
         ---------

         The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

         Schedule A        -        Regulatory Approvals
         Schedule B        -        Arrangement Resolution
         Schedule C        -        Plan of Arrangement
         Schedule D        -        Holding Company Participation Agreement

                                   ARTICLE 2
                                THE ARRANGEMENT

2.1      The Arrangement
         ---------------

         The Arrangement shall be comprised of substantially the events or transactions, taken in the sequence indicated, in Schedule C to this Agreement.

2.2      News Release Announcing the Arrangement
         ---------------------------------------

         Subject to compliance with Securities Laws, Parent and Hummingbird shall issue a mutually agreed joint news release as soon as possible after execution of this Agreement.

2.3      Interim Order
         -------------

         As soon as practicable following the execution and delivery of this Agreement, and in any event not later than August 25, 2006 (subject to the availability of the Court), Hummingbird shall apply to the Court pursuant to section 192 of the CBCA for the Interim Order for the purpose of obtaining the approval of the Hummingbird Shareholders set forth in Section 2.7 and the granting of Dissent Rights.

2.4      Final Order
         -----------

         If the Interim Order and the approval of Hummingbird Shareholders set forth in Section 2.7 are obtained, Hummingbird shall promptly thereafter take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

2.5      Articles of Arrangement and Effective Date
         ------------------------------------------

         Subject to the satisfaction or waiver of the conditions set forth in
Article 6 (other than delivery of items to be delivered at the Effective Time and other than satisfaction of those conditions that by their nature are to be satisfied at the Effective Time, it being understood that the occurrence of the Effective Time shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Effective Time), on (a) the earlier of (i) October 2, 2006, provided that such conditions shall have been satisfied and/or waived by such date, (ii) the date that is five (5) business days after the satisfaction and/or waiver of such conditions (provided that such date is not earlier than October 2, 2006 nor later than the Outside Date), and
(iii) the Outside Date or (b) such other date as Hummingbird and Parent shall mutually agree, Hummingbird and Parent shall cause to be filed, pursuant to subsection 192(6) of the CBCA, articles of arrangement to give effect to the Arrangement and implement the Plan of Arrangement. The steps of the Arrangement shall become effective in the order set out in the Plan of Arrangement.

2.6      Meeting
         -------

         Subject to receipt of the Interim Order:

         (a) Hummingbird shall, as promptly as practicable following the execution of this Agreement and in any event within three business days following the date of the Interim Order: (i) prepare and complete the Circular in consultation with Parent and provide Parent with a reasonable opportunity to review and comment on drafts of the Circular and Hummingbird shall give reasonable consideration to such comments; (ii) as promptly as practicable thereafter, subject to obtaining any Regulatory Approvals required in connection with the mailing of the Circular, file the Circular in all jurisdictions where the same is required to be filed by the Interim Order and applicable Law; and (iii) mail the Circular and other documentation required in connection with the Meeting to the Hummingbird Securityholders in accordance with the Interim Order and applicable Law;

         (b) Hummingbird shall, subject to Section 7.1, (i) through Hummingbird's Board of Directors, recommend that Hummingbird Shareholders vote in favour of the Arrangement Resolution and include such recommendation in the Circular; and (ii) use its commercially reasonable efforts to secure the approval of the Arrangement Resolution by Hummingbird Shareholders;

         (c) subject to Section 7.1, Hummingbird shall duly call, convene and hold the Meeting in accordance with the Interim Order, the by-laws of Hummingbird and applicable Laws as soon as practicable for the purpose of considering the Arrangement Resolution (and, subject to the other terms and conditions herein, for any other proper purpose as may be set out in the notice of such meeting and agreed to by Parent, acting reasonably; provided that the Arrangement Resolution shall be voted on before any other matter at the Meeting, unless otherwise agreed by Parent) and Hummingbird shall provide notice to Parent and Acquisition Sub of the Meeting and allow the representatives of Parent and Acquisition Sub to attend the Meeting;

         (d) subject to Section 7.1 and except as required for quorum purposes or otherwise permitted under this Agreement, Hummingbird shall not adjourn (except as required by Law, by the Court or by valid Hummingbird Shareholder action), and Hummingbird shall not postpone or cancel (or propose for adjournment, postponement or cancellation) or fail to call the Meeting without Parent's prior consent, such consent not to be unreasonably withheld or delayed;

         (e) subject to Section 7.1, Hummingbird shall use commercially reasonable efforts to solicit from Hummingbird Shareholders proxies in favour of the Arrangement Resolution, using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution by Hummingbird Shareholders;

         (f) Hummingbird shall permit Parent and its counsel to review and comment upon drafts of all material to be filed or circulated by Hummingbird in connection with the Arrangement, including the applications for the Interim Order, the Circular and the Final Order and any supplement or amendment thereof and Hummingbird shall give reasonable consideration to any comments provided by Parent; and

         (g) subject to Section 2.5 and subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, Hummingbird shall file Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.7      Approval of Hummingbird Shareholders
         ------------------------------------

         Hummingbird's application for the Interim Order will request that the Interim Order provide that the Arrangement Resolution be subject to the approval of two-thirds of the votes cast by or on behalf of those Hummingbird Shareholders present or represented by proxy at the Meeting (the "Shareholder Approval").

2.8      Securities and Corporate Compliance
         -----------------------------------

         (a) Hummingbird shall diligently do all such acts and things as may be necessary to comply, in all material respects, with applicable Laws, including National Instrument 54-101 of the Canadian Securities Administrators, in relation to the Meeting.

         (b) Each of Parent and Hummingbird shall furnish to the other all such information concerning it, its affiliates and its shareholders and, in the case of Hummingbird, the Hummingbird Securityholders, as may be required to prepare the Circular or any application to Securities Regulators or other Governmental Entity and effect the actions described in the Plan of Arrangement. Each of Parent and Hummingbird shall ensure that no information that is so furnished by it contains any untrue statement of a material fact or omits to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is furnished or to be used.

         (c) Parent and Hummingbird shall each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application to Securities Regulators or other Governmental Entity for an order contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application.

         (d) In the event that notice is given by a Party under Section 2.8(c) in respect of a document, the Party which filed, distributed or delivered such document shall prepare a supplement or amendment to such document, as required and as the case may be, and, if required by applicable Law, shall cause the same to be distributed to Hummingbird Securityholders and filed with the applicable Securities Regulators and the Court, as applicable. For greater certainty, in the event that notice is given by a Party under Section 2.8(c) in respect of the Circular, Hummingbird shall, if and to the extent required by applicable Law, prepare a supplement or amendment to the Circular and cause the same to be distributed to Hummingbird Securityholders and filed with the applicable Securities Regulators and the Court, as applicable; and if such notice relates to a portion of the Circular provided by Parent or Acquisition Sub expressly for incorporation into the Circular, Parent shall cooperate in the preparation of the aforementioned supplement or amendment.

2.9      Dissent
         -------

         Hummingbird shall give Parent: (a) prompt notice of any written demand for dissent received by Hummingbird prior to the Effective Time, any withdrawal of any such demand and any other demand, notice or instrument delivered to Hummingbird prior to the Effective Time that relates to such demand; and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Hummingbird shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its written consent to such payment or settlement offer.

2.10     Closing
         -------

         The closing of the Arrangement will take place at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400 Toronto, Ontario, Canada, at 9:00 a.m. (Toronto time) on the Effective Date. 2.11 Preparation of Filings

         Parent and Hummingbird shall co-operate in the preparation of any application for the Interim Order, the Final Order, the Articles of Arrangement, the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement and the Transactions.

2.12     Communications
         --------------

         (a) No Party nor any of its affiliates shall issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of Hummingbird and Parent (such consent not to be unreasonably withheld or delayed).

         (b) Neither Hummingbird nor Parent shall make any filing with any Governmental Entity with respect to the Transactions without giving the other Party a reasonable opportunity to review and comment on such filing. Each of Hummingbird and Parent shall reasonably consider comments provided by the other Party in respect of any such filing with a Government Entity.

         (c) Sections 2.12(a) and 2.12(b) shall be subject to each Party's (and its affiliates') overriding obligation to make any disclosure or filing required under applicable Laws and stock exchange rules, and the Party (or affiliate) making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

         (d) Each of Parent and Hummingbird shall promptly notify the other Party of any communication to a Party from any Governmental Entity in respect of the Transactions, and neither Hummingbird nor Parent shall participate in any meeting with any Governmental Entity in respect of any filings, investigations or other inquiry related to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the reasonable opportunity to attend and participate thereat. Each of Parent and Hummingbird shall, upon request, furnish to the other all such information concerning it and, in the case of Hummingbird, the Hummingbird Shareholders, as may be reasonably required for purposes of the foregoing.

         (e) Hummingbird agrees that Parent may at any time directly or through a soliciting dealer actively solicit proxies in favour of the Arrangement and that the Circular shall constitute a proxy circular of Parent and shall disclose that Parent may make such solicitations; provided that in exercising such rights, Parent and its agents shall co-operate with Hummingbird.

         (f) Parent shall be entitled, at any time prior to the Meeting, to propose modifications to the Arrangement to: (i) increase the consideration it or Acquisition Sub is prepared to make available to Hummingbird Shareholders pursuant to the Arrangement, whether or not the Board of Directors of Hummingbird has changed its recommendation, provided that Parent shall use its commercially reasonable efforts to provide not less than one business day's prior written notice of such proposal to Hummingbird; or (ii) modify the terms of the Arrangement to achieve tax planning objectives of Parent, Acquisition Sub or any affiliate of Parent, including to provide for one or more amalgamations of subsidiaries of Parent and/or Hummingbird, which, in the opinion of Hummingbird, acting reasonably, (A) would not prejudice it or the Hummingbird Shareholders, or (B) would not impede or materially delay the completion of the transactions contemplated hereby provided that Parent or Acquisition Sub has provided notice of such modification to Hummingbird not less than 15 business days prior to the Meeting Date. Parent agrees that such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty of Hummingbird under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach. The Parties shall enter into an amended agreement reflecting Parent's proposed amendments to the Arrangement (provided that such agreement shall be on and subject to the same terms and conditions as this Agreement, mutatis mutandis, except with respect to the modifications proposed by Parent), the Plan of Arrangement shall be modified accordingly in accordance with its terms and Hummingbird and Parent shall use their respective commercially reasonable efforts to communicate any such modifications to Hummingbird Shareholders and to ensure that any such modifications are presented to Hummingbird Shareholders at the Meeting.

2.13     Withholding
         -----------

         (a) Each of Parent and Acquisition Sub shall be entitled to directly or indirectly deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Hummingbird Securityholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended (the "Code") or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) Law relating to Taxes. To the extent the amounts are so deducted and withheld and paid to the appropriate taxing authorities directly or indirectly by Parent or its affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement or the Plan of Arrangement as having been paid to the Hummingbird Securityholder in respect of which such deduction and withholding was made by Parent or Acquisition Sub, as the case may be.

         (b) Hummingbird shall be entitled to directly or indirectly deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Hummingbird Securityholder, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the Code or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) Law relating to Taxes. To the extent the amounts are so deducted and withheld and paid to the appropriate taxing authorities directly or indirectly by Hummingbird or its affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement or the Plan of Arrangement as having been paid to the Hummingbird Securityholder in respect of which such deduction and withholding was made by Hummingbird.

                                   ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES OF HUMMINGBIRD

3.1      Representations and Warranties
         ------------------------------

         Hummingbird hereby represents and warrants to and in favour of Parent as follows and acknowledges that Parent is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Plan of Arrangement:

         (a)   Board Approval.

               (i) The Hummingbird Board of Directors, at a meeting duly called and held prior to the execution and delivery of this Agreement, acting on the unanimous recommendation in favour of the Arrangement by the special committee of the Hummingbird Board of Directors, has duly and unanimously (with the exception of Andrew J. Malik, who has abstained from voting solely due to his being a Managing Director of Lehman Brothers Inc., a financial advisor to the Board of Directors of Hummingbird and the Special Committee of the Board of Directors of Hummingbird), adopted resolutions:

                    (A) authorizing and approving this Agreement and the Arrangement,

                    (B) authorizing Hummingbird to execute and deliver this Agreement,

                    (C) authorizing Hummingbird and its subsidiaries to consummate this Agreement on the terms set forth herein and in the Plan of Arrangement,

                    (D) determining that the Plan of Arrangement is fair to Hummingbird Shareholders and is in the best interests of Hummingbird,

                    (E) directing that the Arrangement Resolution be submitted to a vote at a meeting of Hummingbird Shareholders, and

                    (F) recommending that Hummingbird Shareholders approve the Arrangement Resolution,

                  which resolutions have not been subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement.

               (ii) As of the date hereof, all of the directors of Hummingbird have advised Hummingbird that they intend to vote or cause to be voted all Hummingbird Shares beneficially held by them in favour of the Arrangement Resolution and Hummingbird shall make a statement to that effect in the Circular.

         (b) Organization and Qualification. Hummingbird and each of its subsidiaries is a corporation duly incorporated, continued, amalgamated or an entity duly created, validly organized and existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and, except as would not have a Material Adverse Effect on Hummingbird, has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Hummingbird and each of its subsidiaries is registered, qualified or otherwise authorized to do business and each is, to the extent that such concept is legally recognized, in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect, individually or in the aggregate, on Hummingbird. Copies of the articles and bylaws of Hummingbird furnished to Parent are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents. Section 3.1(b) of the Disclosure Letter sets forth a correct and complete list of each jurisdiction where Hummingbird or any of its subsidiaries has made filings for the purpose of becoming qualified, registered or otherwise authorized to do business.

         (c) Authority Relative to this Agreement. Hummingbird has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to fulfill its obligations under the Arrangement. The execution, delivery and performance of this Agreement have been duly authorized by the Board of Directors of Hummingbird, and other than (i) with respect to the Circular and other matters relating solely thereto, the approval of the Board of Directors of Hummingbird and (ii) the Shareholder Approval, no other corporate proceedings on the part of Hummingbird are necessary to authorize the execution and delivery by it of this Agreement or the making or completion of the Plan of Arrangement. This Agreement has been duly and validly executed and delivered by Hummingbird and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, constitutes a legal, valid and binding obligation of Hummingbird enforceable against Hummingbird in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

         (d)   No Violations.

               (i) Neither the execution and delivery of this Agreement by Hummingbird nor the completion of the Arrangement, nor compliance by Hummingbird with any of the provisions hereof will: (A) except as set forth in Section 3.1(d) of the Disclosure Letter, violate, conflict with, change the rights or obligations of any party under or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Hummingbird or any of its subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Hummingbird or any of its subsidiaries under any of the terms, conditions or provisions of (1) their respective charters or bylaws or other comparable organizational documents or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Hummingbird or any of its subsidiaries is a party or by which any of them, or any of their respective properties or assets is bound; (B) subject to obtaining the Regulatory Approvals and except for distributing and filing the Circular in accordance with applicable corporate and securities Laws and obtaining the Shareholder Approval, (1) violate any Law applicable to Hummingbird or any of its subsidiaries or any of their respective properties or assets; or (2) cause the suspension or revocation of any Permit currently in effect; or (C) except as set forth in Section 3.1(d) of the Disclosure Letter, (1) result in any payment (including severance, unemployment compensation, golden parachute, change of control, retention, bonus or otherwise) becoming due to any current or former director, officer or employee of, or consultant to, Hummingbird or any of its subsidiaries, or (2) result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Hummingbird Plan or restriction imposed on any asset held in connection with a Hummingbird Plan or otherwise (except, in the case of each of clauses (A)(2) and (B) above only, for such violations, conflicts, changes in rights or obligations, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Hummingbird), and except, in the case of clause (C) above, for such payments that do not in the aggregate exceed $250,000.

               (ii) Subject to obtaining the Regulatory Approvals and except for distributing and filing the Circular in accordance with applicable corporate and securities Laws and obtaining the Shareholder Approval, (A) there is no legal impediment to the execution and delivery of this Agreement by Hummingbird, and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Hummingbird or its subsidiaries in connection with the execution and delivery of this Agreement and the Transaction Documents by Hummingbird or the completion of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Hummingbird.

         (e) Capitalization. The authorized share capital of Hummingbird consists of an unlimited number of Hummingbird Shares and an unlimited number of preference shares issuable in series. As of the close of business on August 3, 2006, there were issued and outstanding 17,617,449 Hummingbird Shares, and there were outstanding no other shares of any class or series in the capital of Hummingbird. As of the close of business on August 3, 2006, an aggregate of 1,227,287 Hummingbird Options were outstanding (whether or not vested) (the aggregate in-the-money value of which (being the aggregate amount by which the Purchase Price exceeds the product obtained by multiplying the exercise price (in Canadian dollars) of each such Hummingbird Option by the Exchange Factor) is $3,615,836) and an aggregate of up to 1,227,287 Hummingbird Shares were issuable upon the exercise of Hummingbird Options, and except as set forth above and except for Acquisition Sub's right hereunder, there were no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Hummingbird of any shares in the capital of Hummingbird (including Hummingbird Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Hummingbird (including Hummingbird Shares). All outstanding Hummingbird Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Hummingbird Shares issuable upon the exercise of rights under the Hummingbird Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All securities of Hummingbird (including the Hummingbird Shares and the Hummingbird Options and all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable Securities Laws. There are no securities of Hummingbird or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Hummingbird Shareholders on any matter. There are no outstanding contractual or other obligations of Hummingbird or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

         (f) Opinion of Financial Advisor. The Board of Directors of Hummingbird and the Special Committee of the Board of Directors of Hummingbird have received the opinion, dated August 3, 2006, of Banc of America Securities LLC (addressed to the Board of Directors and the Special Committee) to the effect that, as of the date thereof and subject to the qualifications and limitations set forth therein, the Purchase Price to be received under the Arrangement by the holders of Hummingbird Shares (other than Parent, Acquisition Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

         (g) Reporting Status and Securities Laws Matters. Hummingbird is a reporting issuer under applicable Canadian provincial Securities Laws and is not on the list of reporting issuers in default under such Securities Laws and is a foreign private issuer under United States federal Securities Laws and is not in material default of any material requirements of any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Hummingbird, and, to the knowledge of Hummingbird, no inquiry, review or investigation (formal or informal) of any Securities Regulator or Exchange, is in effect or ongoing or, to the knowledge of Hummingbird, expected to be implemented or undertaken.

         (h) Ownership of Subsidiaries. Section 3.1(h) of the Disclosure Letter includes a complete and accurate list of all subsidiaries, together with its jurisdiction of incorporation or organization, owned, directly or indirectly, by Hummingbird, each of which is wholly-owned except as otherwise noted in such list. All of the outstanding shares of capital stock and other ownership interests in Hummingbird's subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Hummingbird are, except as disclosed in Section 3.1(h) of the Disclosure Letter, owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or material assets or properties of any of Hummingbird's subsidiaries except as set forth in Section 3.1(h) of the Disclosure Letter.

         (i) Reports. As of their respective dates or, where no such date is specified, the date of filing with Securities Regulators (i) Hummingbird's audited financial statements as at and for the fiscal years ended September 30, 2005, 2004 and 2003 (including the notes thereto and related management's discussion and analysis ("MD&A")), and Hummingbird's unaudited interim financial statements as at and for the three months ended December 31, 2005 and as at and for the six months ended March 31, 2006 (including the notes thereto and related MD&A) (collectively, the "Hummingbird Financial Statements"); (ii) Hummingbird's annual information form dated December 29, 2005 (including all documents incorporated by reference therein);
               (iii) Hummingbird's management information circular dated February 6, 2006 in respect of the annual meeting of Hummingbird Shareholders for fiscal year 2005 and management information circular dated June 23, 2006 in respect of a special meeting of Hummingbird Shareholders; (iv) all material change reports and other documents filed with the Securities Regulators since September 30, 2005; and (v) all prospectuses and other documents filed by Hummingbird in the offering of its securities with Securities Regulators or any Exchange since September 30, 2003:
               (1) did not at the respective effective dates contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (2) complied in all material respects with Securities Laws. The Hummingbird Financial Statements and all financial statements of Hummingbird and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since September 30, 2003 were prepared in accordance with GAAP consistently applied (except
               (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Hummingbird's independent auditors, (B) in the case of unaudited interim statements, are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Hummingbird and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all contingent liabilities, if any, of Hummingbird and its subsidiaries on a consolidated basis. Hummingbird is not currently aware of any year-end adjustments that are expected to be material. There has been no change in Hummingbird's accounting policies, except as described in the notes to the Hummingbird Financial Statements, since September 30, 2005. Except as set forth in the Hummingbird Financial Statements, neither Hummingbird nor any of its subsidiaries have any documents creating any material off-balance sheet arrangements. Neither Hummingbird nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Hummingbird or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Hummingbird or any of its subsidiaries in the Hummingbird Financial Statements. Neither Hummingbird nor any of its subsidiaries, has, directly or indirectly, made or arranged for any extension or maintaining of credit, or renewal of an extension of credit, in the form of a personal loan to or for any director, employee or security holder of or consultant to Hummingbird or any of its subsidiaries or to any director or employee of or consultant to any such security holder.

         (j) Litigation. Except as set forth in Section 3.1(j) of the Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of Hummingbird, threatened and to the knowledge of Hummingbird there are no material investigations or inquiries pending or threatened, affecting Hummingbird or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity. Neither Hummingbird nor any of its subsidiaries nor their respective assets or properties is subject to any material outstanding judgment, order, writ, injunction or decree.

         (k) Taxes. Hummingbird and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived or those set forth in Section 3.1(k) of the Disclosure Letter, and all such Returns are complete and correct, except for any failure to file or errors or omissions that, individually or in the aggregate, would not have a Material Adverse Effect on Hummingbird. Hummingbird and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those (i) which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Hummingbird Financial Statements and
               (ii) any Taxes in excess of such reserves which the failure to pay would not, individually or in the aggregate, result in a Material Adverse Effect on Hummingbird. Except as provided for in the Hummingbird Financial Statements and except as disclosed in Section 3.1(k) of the Disclosure Letter, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Hummingbird or any of its subsidiaries, and neither Hummingbird nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, except to the extent that such deficiencies, litigation, proposed adjustments or matters in controversy or action or proceeding would not have, individually or in the aggregate, a Material Adverse Effect on Hummingbird. Hummingbird and each of its subsidiaries has properly withheld all Taxes required to have been withheld in connection with amounts paid or credited or deemed to be paid or credited by any of them to or for the account or benefit of any person, including any shareholder, employee, creditor, independent contractor, or other third party and has duly and timely remitted to the appropriate authority such Taxes and other amounts required by Law to be remitted by any of them, except to the extent that failure to so withhold or remit has not or would not, individually or in the aggregate, have a Material Adverse Effect on Hummingbird. None of Hummingbird or any of its subsidiaries has any liability for the Taxes of any person (other than any of Hummingbird or its subsidiaries) under Treas. Reg. ss. 1.1502-6 (or any similar provision of state, local, or non-US law), as a transferee or successor, by contract, or otherwise. No material claim has ever been made by a taxing authority in a jurisdiction where Hummingbird or any of its subsidiaries does not file Returns that such person is or may be subject to taxation by such jurisdiction. None of Hummingbird or its subsidiaries has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority. None of Hummingbird or its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Code ss. 280G (or any corresponding provision of state, local or non-US income Tax law).

         (l) Absence of Undisclosed Liabilities. Except as disclosed in the Hummingbird Public Disclosure Record or the Hummingbird Financial Statements, neither Hummingbird nor any of its subsidiaries has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) except for liabilities (i) incurred in connection with the transactions contemplated by this Agreement, (ii) incurred in the ordinary course of business consistent with past practice since March 31, 2006 or (iii) that, individually or in the aggregate, would not result in a Material Adverse Effect on Hummingbird.

         (m) No Material Adverse Effect. Since March 31, 2006 there has not been any Material Adverse Effect on Hummingbird and no event, change or development has occurred, including any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by Hummingbird or any of its subsidiaries, whether or not covered by insurance, which would have a Material Adverse Effect on Hummingbird. During the period since March 31, 2006, Hummingbird and its subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and have not taken any of the actions described in any of clauses (i) through
               (viii) and clause (x) of Section 5.1(d), except for the execution of the Symphony Arrangement Agreement and actions taken by Hummingbird in satisfaction of its obligations thereunder.

         (n) Environmental. All operations of Hummingbird and each of its subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws. There is no Environmental Condition present at, and to the knowledge of Hummingbird, there has been no use, release, threatened release, disposal, or arrangement for disposal, generation, handling or transportation of, or exposure to, any Hazardous Substance on, at, under or from, any property currently or, to the knowledge of Hummingbird, formerly owned or leased by Hummingbird or any of its subsidiaries and, to the knowledge of Hummingbird, neither Hummingbird nor any of its subsidiaries is aware of, or is subject to: (i) any proceeding, application, order, directive, investigation, claim or complaint which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, expenditures, obligations or liabilities; (ii) any demand, investigation or notice with respect to the breach of any Environmental Laws applicable to Hummingbird or any of its subsidiaries; or (iii) any changes to the terms of any Environmental Permits or any review by any Governmental Entity of such Environmental Permits, in each case as would, individually or in the aggregate, have a Material Adverse Effect on Hummingbird.

         (o) Owned Real Property; Assets. Section 3.1(o) of the Disclosure Letter sets out a list of all owned real property interests of Hummingbird or any of its subsidiaries. Hummingbird and/or each of its subsidiaries has good, marketable and valid title in fee simple to its owned real property interests, free and clear of all Liens, including mortgages, other than (i) easements, zoning restrictions and restrictive covenants which do not materially interfere with the use or market value of such owned real property interests in the operation of the business of Hummingbird and its subsidiaries, and (ii) Liens incurred not in connection with the borrowing of money which do not and would not, individually or in the aggregate, have a Material Adverse Effect on the occupancy, use or value of the affected assets. Hummingbird and its subsidiaries are the beneficial owners of, and have title to, all the material assets owned by Hummingbird and its subsidiaries which are used in connection with their respective businesses.

         (p) Leased Real Property. Section 3.1(p) of the Disclosure Letter lists all real property leases to which Hummingbird or one of its subsidiaries is a party (a "Lease"). Each Lease has been validly executed and delivered by the tenant and is unmodified except as set forth in Section 3.1(p) of the Disclosure Letter and is in full force and effect. Each Lease represents the entire agreement between the landlord and the tenant in respect of the leased premises. Hummingbird and its subsidiaries are not in default of any of their material obligations under any Lease and there is no outstanding material dispute between Hummingbird, its subsidiaries and the landlord in respect of any Lease.

         (q) Material Contracts. All of the following Contracts (the "Material Contracts") are either listed in Section 3.1(q) of the Disclosure Letter or another Section of the Disclosure Letter:

               (i) any commission or sales agreement with an employee, individual consultant or salesperson, or under which a firm or other organization provides commission or sales-based services to Hummingbird or any of its subsidiaries, except for those agreements entered into in the ordinary course of business;

               (ii)   any stock option plan;

               (iii)  any fidelity or surety bond or completion bond;

               (iv) any lease of personal property having aggregate outstanding ongoing obligations of Hummingbird or any of its subsidiaries in excess of $250,000;

               (v) the Symphony Arrangement Agreement, any amendments or variations to the Symphony Arrangement Agreement and any agreement whether oral or in writing with any of the parties to the Symphony Arrangement Agreement or their affiliates or parties related to such parties;

               (vi) other than standard customer contracts previously provided to Parent or that contain indemnification or guaranty provisions in favour of any person that do not impose any obligation or liability (contingent or otherwise) on Hummingbird or any of its subsidiaries greater than those contained in contracts previously provided to Parent, any agreement of indemnification or guaranty to any person;

               (vii) any agreement containing any covenant materially limiting the freedom of Hummingbird or any of its subsidiaries to engage in any line of business or in any geographic territory or to compete with any person, or which grants to any person any exclusivity to any geographic territory, any customer, or any product or service;

               (viii) any agreement relating to capital expenditures and involving future payments in excess of $250,000;

               (ix) any agreement relating to the disposition of assets or any interest in any business enterprise outside the ordinary course of business or any agreement relating to the acquisition of assets or any interest in any business enterprise outside the ordinary course of business;

               (x) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or the extension of credit (other than security agreements for office or similar equipment where the value of the assets secured does not exceed $250,000);

               (xi) any dealer, distribution, joint marketing (including any pilot program), development, content provider, destination site or merchant agreement, joint venture, partnership, strategic alliance or agreement involving the sharing of profits, losses, costs or liabilities with any person or any development, original equipment manufacturer, value added re-seller, remarketer or other agreement for distribution, data-sharing, marketing, resale, distribution or similar arrangement relating to any product or service of Hummingbird or any of its subsidiaries or the products or services of any other person that involved payments by Hummingbird and its subsidiaries of $500,000 or more in the 12 month period ended March 31, 2006;

               (xii) any material liability of Hummingbird or any of its subsidiaries pursuant to a customer contract that does not limit the liability of Hummingbird or any of its subsidiaries to the amount of the total fees paid to Hummingbird or any of its subsidiaries under such contract;

               (xiii) any material commitment to any customer of Hummingbird or any of its subsidiaries or other person to develop or customize any product or service, or to customize or develop any third-party product, service or platform, in either case without compensation in an amount in excess of the cost to Hummingbird or any of its subsidiaries to perform such commitment;

               (xiv) to the knowledge of Hummingbird, any agreement pursuant to which Hummingbird or any of its subsidiaries agreed to provide "most favoured nation" pricing or others terms and conditions to any person with respect to the sale, distribution, license or support of any products or services;

               (xv) except as disclosed in clauses (i) through (xiii) above, any agreement that involved payments or receipts of more than $500,000 in the 12 month period ended September 30, 2005 or that Hummingbird expects to involve payments or receipts of $500,000 or more; or

               (xvi) any agreement, the termination or loss of which would have a Material Adverse Effect on Hummingbird. Section 3.1(q) of the Disclosure Letter also sets forth a list of any customer or counterparty of Hummingbird or any of its subsidiaries that had purchase orders or contracts (including for services) involving payments to Hummingbird of more than $250,000 in the 12-month period ended March 31, 2006 (the "Material Purchase Orders"). None of

               Hummingbird, its subsidiaries nor, to the knowledge of Hummingbird, any of the other parties thereto, is in default or breach of, nor has Hummingbird or its subsidiaries received any written notice of default or breach of, or termination under, any Material Contract or Material Purchase Order, and, to the knowledge of Hummingbird, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any such Contract except as would not, individually or in the aggregate, have a Material Adverse Effect on Hummingbird. Except as set forth in Section 3.1(q) of the Disclosure Letter, no Material Contract: (a) would be violated, contravened or breached by, or under which a default would occur; (b) requires any consent or prior approval be obtained from any person (including consents relating to the change of control of Hummingbird and its subsidiaries) or notice (prior to or following the Effective
               Time); or (c) would terminate; in each case, upon the execution of this Agreement or the completion of the Transactions. No state of facts exists in relation to Financial Indebtedness (as defined in any of the debt instruments of Hummingbird or any of its subsidiaries) of Hummingbird or any subsidiary of Hummingbird that (i) would constitute a default or an event of default (or a matter that with the giving of notice, the passage of time or the fulfillment of any other condition would result in the occurrence of a default or an event of default) under any such Financial Indebtedness, (ii) has resulted in any such Financial Indebtedness becoming due and payable, or being capable of being declared due and payable, prior to its stated maturity date, (iii) has resulted in any party to any Contract with respect to any such Financial Indebtedness having a right to terminate, cancel or suspend its commitment or any of its obligations under any such Contract or (iv) has resulted in any Lien securing any such Financial Indebtedness becoming, or being capable of becoming, enforceable, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect on Hummingbird.

         (r) Permits. Hummingbird and each of its subsidiaries has obtained and is in compliance with all Permits, including Environmental Permits, required by applicable Laws, necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Hummingbird. No suspension or cancellation of any of the Permits is pending or, to Hummingbird's knowledge, threatened, which would have a Material Adverse Effect on Hummingbird.

         (s)   Pension and Employee Benefits.

               (i) Hummingbird and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive compensation, profit sharing, deferred compensation, stock purchase, stock appreciation rights, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies or arrangements which are maintained by or binding upon Hummingbird or such subsidiary or in respect of which Hummingbird or any of its subsidiaries has any actual or potential liability (collectively, the

               "Hummingbird Plans") and with all applicable Laws relating thereto. Section 3.1(s) of the Disclosure Letter sets out a complete and accurate list of all Hummingbird Plans.

               (ii) All of the Hummingbird Plans are and have been (where required) established, registered, qualified, invested and administered in all material respects in accordance with all applicable Laws, and in all material respects in accordance with their terms and the terms of agreements between Hummingbird and/or any of its subsidiaries, as the case may be, and their respective employees and former employees. To the knowledge of Hummingbird, no fact or circumstance exists that could adversely affect the existing tax status of a Hummingbird Plan.

               (iii) All current obligations of Hummingbird or any of its subsidiaries regarding the Hummingbird Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Hummingbird Plans except as would not have a Material Adverse Effect on Hummingbird. All contributions or premiums required to be made by Hummingbird or any of its subsidiaries, as the case may be, under the terms of each Hummingbird Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Hummingbird Plans except as would not have a Material Adverse Effect on Hummingbird.

               (iv) Except as set out in Section 3.1(s) of the Disclosure Letter, none of the Hummingbird Plans provides retirement benefits on a defined benefit basis.

               (v) No Hummingbird Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and, to the knowledge of Hummingbird, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Hummingbird Plan required to be registered or qualified.

               (vi) All liabilities of Hummingbird and each of its subsidiaries (whether accrued, absolute, contingent or otherwise) related to the Hummingbird Plans have been fully and accurately accrued and disclosed, and reported in accordance with GAAP consistently applied in the Hummingbird Financial Statements. The value of benefits that may be provided under any of the Hummingbird Plans will not be calculated on the basis of the occurrence of the Transactions.

               (vii) Neither Hummingbird nor any of its subsidiaries has any liability or potential liability (including, but not limited to, withdrawal liability) with respect to (A) any "employee pension benefit plan" (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is or was subject to Section 302 of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (B) any "multiemployer plan" ( as such term is defined in Section 3(37) of ERISA), (C) any employee benefit plan that provides health or life insurance benefits or other welfare-type benefits to former employees, except as specifically required by law, or (D) any nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code, except for severance provided under the employment agreements listed in Section 3.1(t) of the Disclosure Letter or under employment agreements that are not material to the business of Hummingbird.

               (viii) Except as set out in Section 3.1(s) of the Disclosure Letter, neither Hummingbird nor any of its subsidiaries has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of Hummingbird or its subsidiaries other than the Hummingbird Plans, or to make any amendments to any of the Hummingbird Plans. Except as set out in Section 3.1(s) of the Disclosure Letter, no Hummingbird Plan provides benefits to any individual who is not an employee, officer or director of Hummingbird or its subsidiaries, or the dependents or other beneficiaries of any such employee, officer or director.

         (t) Employment Agreements and Collective Agreements. Except as set forth in Section 3.1(t) of the Disclosure Letter, neither Hummingbird nor any of its subsidiaries is a party to or bound or governed by:

               (i) any employment, retention, change of control or other agreement with any officer, employee, contractor, consultant or advisor whose base annual compensation is at least $250,000;

               (ii) any collective bargaining or union agreement or any actual or, to the knowledge of Hummingbird, threatened application for certification or bargaining rights in respect of Hummingbird or any of its subsidiaries;

               (iii) any labour dispute, strike or lock-out relating to or involving any employee of Hummingbird or any of its subsidiaries or has, in the 24 months prior to date hereof, been a party to any such dispute, strike or lock-out; or

               (iv) claims or, to the knowledge of Hummingbird, threatened claims arising out of or in connection with employment by Hummingbird or any of its subsidiaries or the termination thereof that exceed, in the aggregate, $250,000.

         (u) Compliance with Laws. Hummingbird and its subsidiaries are in compliance with applicable Laws, other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Hummingbird.

         (v)   Intellectual Property and Software.

               (i) Section 3.1(v)(i) of the Disclosure Letter contains a complete and accurate copy of Hummingbird's current price book, which lists all material products and services currently marketed by Hummingbird.

               (ii) Section 3.1(v)(ii) of the Disclosure Letter contains a complete and accurate list of the following Owned Hummingbird
               IP: (A) all Domain Names, (B) all registered Trademarks and material unregistered Trademarks; (C) all Patents; and (D) all registered Copyrights, in each case listing, as applicable,
               (1) the name of the applicant/registrant and current owner,
               (2) the jurisdiction of the application/registration and (3) the application or registration number. To the knowledge of Hummingbird, none of the material Owned Hummingbird IP is invalid or unenforceable.

               (iii) To the knowledge of Hummingbird, in each case in which Hummingbird or any of its subsidiaries has acquired ownership of any registered Trademarks, registered Copyrights or Patents included in the Owned Hummingbird IP from another person, Hummingbird or its appropriate subsidiary has recorded or had recorded such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with all applicable Legal Requirements.

               (iv) Section 3.1(v)(iv) of the Disclosure Letter contains a complete and accurate list of all material Contracts (A) under which Hummingbird or any of its subsidiaries uses or has the right to use any Licensed Hummingbird IP, other than licenses and related services agreements for generally commercially available software that is not distributed by Hummingbird or incorporated by Hummingbird into any Hummingbird products (B) under which Hummingbird or any of its subsidiaries has licensed to any other person the right to use or agreed to transfer to any other person any of the Hummingbird IP, other than customer licenses and other agreements entered into in the ordinary course of business, or (C) which grant, or which may require Hummingbird or any of its subsidiaries to grant, to others the right, whether contingent or otherwise, to use or access any Hummingbird Source Code or which creates or governs any source code escrow arrangement (such Contracts referred to in the foregoing clauses (A) and (B) being referred to herein as the "Hummingbird IP Agreements"). Except as set forth in Section 3.1(v)(iv) of the Disclosure Letter, neither Hummingbird nor any of its subsidiaries has granted to any other person any material exclusive license or other exclusive rights under any Hummingbird IP. To the knowledge of Hummingbird, no third parties to the Hummingbird IP Agreements are in material breach thereof. To the knowledge of Hummingbird, there are no material pending disputes regarding the scope of such Hummingbird IP Agreements, performance under the Hummingbird IP Agreements, or with respect to payments made or received under such Hummingbird IP Agreements. To the knowledge of Hummingbird, all Hummingbird IP Agreements are binding and are in full force and effect.

               (v) To the knowledge of Hummingbird, the Owned Hummingbird IP, together with the Licensed Hummingbird IP, is sufficient for the conduct of the business of Hummingbird and its subsidiaries as currently conducted.

               (vi) Hummingbird and its subsidiaries own all right, title and interest in the Owned Hummingbird IP, free and clear of all material Liens other than (A) encumbrances, restrictions or other obligations arising under any of the

               Hummingbird IP Agreements and (B) non-exclusive licenses granted by Hummingbird and its subsidiaries in the ordinary course of business.

               (vii) Hummingbird and each of its subsidiaries have taken reasonable and appropriate steps to protect and preserve the confidentiality of the trade secrets that comprise any part of the Hummingbird IP and, to the knowledge of Hummingbird, there has been no material unauthorized use, disclosure or infringement of any such trade secrets by any person. Hummingbird and its subsidiaries have a policy requiring all employees, consultants and contractors to execute confidentiality and invention assignment agreements substantially in Hummingbird's standard form previously provided to Parent. Except as discussed in Section 3.1(v)(vii) of the Disclosure Letter, Hummingbird and its subsidiaries have obtained from all persons (including employees, consultants and contractors) who have created any material portion of, or otherwise who would have any material rights in or to, the Owned Hummingbird IP valid and enforceable written assignments of any such work, invention, improvement or other rights in favour of Hummingbird and its subsidiaries.

               (viii) To the knowledge of Hummingbird, none of the products or services of Hummingbird or any of its subsidiaries nor any other aspect of the conduct of Hummingbird's or its subsidiaries' respective businesses has infringed upon or otherwise violated, or is infringing upon or otherwise violating, in any respect the Intellectual Property Rights of any third party. To the knowledge of Hummingbird, no third party is infringing upon in any material respect any Owned Hummingbird IP.

               (ix) Other than as disclosed in Section 3.1(j) of the Disclosure Letter, there is no suit, claim, action, investigation or proceeding made, conducted or brought by any third party that has been served upon or, to the knowledge of Hummingbird, filed or threatened with respect to, and Hummingbird has not been notified in writing of, any alleged infringement or other violation in any material respect by Hummingbird or any of its subsidiaries of any Intellectual Property Rights of any third party. Other than as disclosed in
               Section 3.1(j) of the Disclosure Letter, to the knowledge of Hummingbird, there is no pending or threatened claim challenging the validity or enforceability of, or contesting Hummingbird's or any of its subsidiaries' ownership of or other rights with respect to any of the Hummingbird IP. Hummingbird and its subsidiaries are not subject to any Order of any Governmental Entity that restricts or impairs the use of any Hummingbird IP.

               (x) Except as set forth in Section 3.1(v)(x) of the Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not result in (A) any right of termination or cancellation under any Hummingbird IP Agreement or any loss of rights in or to any Hummingbird IP that is material to the business of Hummingbird and its subsidiaries as currently conducted or (B) after consummation of the Transactions, Parent or any of its subsidiaries being required, under the terms of any agreement to which Hummingbird or any of its subsidiaries is a party, to grant any third party any license or other rights in or to any of Parent's or any of its subsidiaries' Intellectual Property Rights.

               (xi) Except as specified in Section 3.1(v)(xi) of the Disclosure Letter, no Hummingbird product (including any Hummingbird product currently under development) contains or is distributed with any code that is, in whole or in part, subject to the provisions of any license to software that is made generally available to the public without requiring payment of fees or royalties (including without limitation any obligation or condition under any "open source" license such as, without limitation, the GNU General Public License, GNU Lesser General Public License, Mozilla Public License or BSD licenses) ("Publicly Available Software"). No Hummingbird product is subject to any license terms that require, or condition the use or distribution of such Hummingbird product on, the disclosure, licensing or distribution of any source code for any portion of such Hummingbird product.

               (xii) To the knowledge of Hummingbird, no condition has occurred that would be sufficient to entitle the beneficiary under any source code escrow arrangement to require release of any Hummingbird Source Code. The consummation of the Transactions will not constitute a condition sufficient to entitle the beneficiary under any source code escrow arrangement to require release of any Hummingbird Source Code for any current Hummingbird product, nor to the knowledge of Hummingbird, that would require release of any source code for any former Hummingbird product.

               (xiii) Hummingbird's and its subsidiaries' collection and dissemination of personal customer information in connection with their respective businesses has been conducted in all material respects in accordance with applicable privacy policies published or otherwise adopted by Hummingbird and its subsidiaries and any applicable Legal Requirements.

               (xiv) There are no currently pending or, to Hummingbird's knowledge, threatened warranty claims with respect to any Hummingbird product. Section 3.1(v)(xiv) of the Disclosure Letter contains copies of the terms of Hummingbird's and its subsidiaries' current forms of standard product warranties. Except as set forth in Section 3.1(v)(xiv) of the Disclosure Letter, Hummingbird and its subsidiaries have made no express warranties with respect to any Hummingbird products other than such standard product warranties. There are no written notices by any Government Entity or any product testing laboratory stating that any product of Hummingbird and its subsidiaries is unsafe or fails to meet any standards promulgated by such Governmental Entity or testing laboratory.

               (xv) There are no currently pending or, to Hummingbird's knowledge, threatened warranty or other claims with respect to services provided by Hummingbird or any of its subsidiaries to any Person ("Services").

         (w) Insurance. Hummingbird and its subsidiaries have policies of insurance with responsible insurers in full force and effect naming Hummingbird and its subsidiaries, as applicable, as insured which provide coverage on a basis that is customary in the industries in which it and they participate and that, having regard to the nature of their risk, are reasonable. Hummingbird and its subsidiaries have such policies of insurance as are listed in Section 3.1(w) of the Disclosure Letter, and Hummingbird is in compliance with all requirements with respect thereto.

         (x) Corrupt Practices Legislation. There have been no actions taken by or, to the knowledge of Hummingbird, on behalf of Hummingbird or its subsidiaries that would cause Hummingbird to be in violation of the Foreign Corrupt Practices Act of the United States of America or the Corruption of Foreign Public Officials Act (Canada).

         (y) Brokers and Advisors. Except for Lehman Brothers and Banc of America Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, Hummingbird in connection with this Agreement or the Plan of Arrangement. Hummingbird has provided to Parent a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof.

         (z) Investment Canada Act. Neither Hummingbird nor any of its subsidiaries is engaged in a "cultural business" for purposes of subsection 14.1(5) of the Investment Canada Act (Canada).

         (aa) No "Collateral Benefit" Under Ontario Rule. No related party of Hummingbird (within the meaning of Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Business Combination and Related Party Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Hummingbird Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of such Rule) from Hummingbird or any of its subsidiaries as a consequence of the Transactions.

         (bb) Books and Records. The financial books, records and accounts of Hummingbird and its subsidiaries in all material respects
               (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Hummingbird and its subsidiaries and (iii) accurately and fairly reflect the basis for the Hummingbird Financial Statements. Hummingbird has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Hummingbird's and its subsidiaries' corporate records and minute books have been maintained in compliance in all material respects with applicable Laws and are complete and accurate in all material respects.

         (cc) Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Hummingbird or any of its subsidiaries that has or could have the effect of prohibiting, restricting or impairing any business practices of Hummingbird or such subsidiary, except as would not have a Material Adverse Effect on Hummingbird.

         (dd) Disclosure/Internal Controls. Hummingbird has designed disclosure controls and procedures to ensure that material information relating to Hummingbird, including its subsidiaries, is made known to the management of Hummingbird by others within those entities. With respect to Hummingbird's most recent annual report on Form 40-F, Hummingbird's principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Hummingbird's auditors (i) all significant deficiencies in the design or operation of the internal controls that are reasonably likely to adversely affect Hummingbird's ability to record, process, summarize and report financial data and have identified for Hummingbird's auditors any material weakness in internal controls, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Hummingbird's internal controls.

         (ee) Cash. On March 31, 2006, Hummingbird and its subsidiaries had not less than $94 million of consolidated cash (as defined by GAAP).

         (ff) Hummingbird Stock Option Plan. Since the original date of adoption by Hummingbird of its 1996 Stock Option Plan, there has not been a "Triggering Event" (as such term is defined in the Hummingbird Stock Option Plan), other than any Triggering Event resulting from the Open Text Offer.

         (gg) Financial Institution. Hummingbird is not a "financial institution" for the purpose of Section 142.2 of the Tax Act.

3.2      Survival of Representations and Warranties
         ------------------------------------------

         The representations and warranties of Hummingbird contained in this Agreement shall survive, and shall not be affected by, any investigation of the subject matter thereof by Parent, Acquisition Sub or any affiliate thereof or by any representative of any of the foregoing, or any knowledge of any such person with respect thereto. The representations and warranties of Hummingbird contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

                                   ARTICLE 4
                   REPRESENTATIONS AND WARRANTIES OF PARENT,
                           HOLDCO AND ACQUISITION SUB

4.1      Representations and Warranties
         ------------------------------

         Parent and Acquisition Sub hereby represent and warrant to and in favour of Hummingbird as follows and acknowledge that Hummingbird is relying upon such representations and warranties in connection with the entering into of this Agreement:

         (a) Organization and Qualification. Each of Parent and Acquisition Sub is a corporation duly incorporated or an entity duly created, validly existing and in good standing under the laws of its jurisdiction of incorporation, continuance or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted.

         (b) Authority Relative to this Agreement. Each of Parent and Acquisition Sub has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder and to fulfill its obligations under the Arrangement. The execution, delivery and performance of this Agreement and the completion of the Plan of Arrangement by each of Parent and Acquisition Sub contemplated hereby have been duly authorized by the Board of Directors or equivalent governing body of each of Parent and Acquisition Sub and no other corporate proceedings on the part of Parent and Acquisition Sub are necessary to authorize the execution and delivery by it of this Agreement or the making or completion of the Plan of Arrangement. This Agreement has been duly executed and delivered by each of Parent and Acquisition Sub and constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

         (c)   No Violations.

               (i) Neither the execution and delivery of this Agreement by each of Parent and Acquisition Sub nor the completion of the Arrangement nor compliance by each of Parent and Acquisition Sub with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the respective articles or by-laws or other comparable organizational documents of each of Parent and Acquisition Sub or (B) any material contract or other instrument or obligation to which Parent and Acquisition Sub is a party or to which it, or any of its properties or assets, may be subject or by which Parent or Acquisition Sub is bound (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations or accelerations, or any consents, approvals or notices which, if not given or received, would not, in each case, individually or in the aggregate, materially adversely affect the ability of any of Parent or Acquisition Sub to perform its obligations under this Agreement).

               (ii) Subject to obtaining the Regulatory Approvals and other than in connection with or in compliance with the provisions of applicable corporate, competition, antitrust and securities Laws,
               (A) there is no legal impediment to the completion of the Plan of Arrangement by Parent or Acquisition Sub, and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Parent or Acquisition Sub in connection with completion of the Plan of Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not prevent or materially delay the making and completion of the Plan of Arrangement by Parent or Acquisition Sub.

         (d) Commitment Letters. Parent has delivered to Hummingbird a true and complete copy of a fully executed commitment letter from Royal Bank of Canada (the "Commitment Letter") which, together with the loans, if any, from Lender Sub referred to in Section
               2.3 of the Plan of Arrangement and a direct or indirect equity investment by Parent, will provide sufficient funds to permit Acquisition Sub, subject to the satisfaction of all relevant conditions set forth in this Agreement, to pay the Purchase Price in respect of, in reliance on the representations and warranties of Hummingbird regarding, each of the outstanding Hummingbird Shares.

               (e) Litigation. There is no litigation pending or, to the knowledge of P. Thomas Jenkins and John Shackleton of Parent, threatened against Parent or Acquisition Sub that, if determined adversely to Parent or Acquisition Sub, would materially adversely affect the ability of Parent or Acquisition Sub to consummate the Transactions.

4.2      Survival of Representations and Warranties
         ------------------------------------------

         The representations and warranties of Parent and Acquisition Sub contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

                                   ARTICLE 5
                                    COVENANTS

5.1      Covenants of Hummingbird Regarding the Conduct of Business
         ----------------------------------------------------------

         Hummingbird covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is set forth in Section 5.1 of the Disclosure Letter:

         (a) the business of Hummingbird and its subsidiaries shall be conducted only, and Hummingbird and its subsidiaries shall not take any action except, in the usual and ordinary course of business consistent with past practice, and Hummingbird shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, customers, employees, goodwill and business relationships and, without limiting the generality of the foregoing, neither Hummingbird nor any of its subsidiaries shall manage accounts receivable other than in the ordinary course of business in a manner comparable to the management of accounts receivable in the 12 months preceding the date hereof;

         (b) Hummingbird shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Hummingbird Shares owned by any person or the securities of any subsidiary owned by a person other than Hummingbird or a subsidiary of Hummingbird; (iii) issue, grant, sell, encumber or pledge or authorize or agree to issue, grant, sell, encumber or pledge any shares of Hummingbird or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Hummingbird or its subsidiaries or any other ownership interest (including any phantom interest or other right linked to any shares of Hummingbird or its subsidiaries in any manner), other than (A) the issuance of Hummingbird Shares issuable pursuant to the terms of the Hummingbird Options that are outstanding as of the date of this Agreement, or (B) transactions between two or more Hummingbird wholly-owned subsidiaries or between Hummingbird and a Hummingbird wholly-owned subsidiary; (iv) redeem, purchase or otherwise acquire any of its outstanding securities, other than in transactions between two or more Hummingbird wholly-owned subsidiaries or between Hummingbird and a Hummingbird wholly-owned subsidiary; (v) amend the terms of any of its securities or reclassify, combine, split or subdivide any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Hummingbird or any of its subsidiaries, or undertake any merger, consolidation or a reorganization of Hummingbird or any of its subsidiaries except as such plans have been explicitly set forth in this Agreement; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make any material Tax election or settle or compromise any material Tax liability; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

         (c) Hummingbird shall promptly notify Parent in writing of any circumstance or development that has had or would have a Material Adverse Effect on Hummingbird or any change in any material fact set forth in the Disclosure Letter;

         (d) Hummingbird shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) except sales of inventory or obsolete items in the ordinary course of business consistent with past practice, sell, pledge, lease, dispose of or encumber any assets of Hummingbird or of any subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities or contributions of capital (other than to wholly-owned subsidiaries), (iii) acquire any material property or assets of any other person except for purchases of inventory in the ordinary course of business; (iv) other than loans between one or more of Hummingbird and its wholly-owned subsidiaries for purposes of funding Lender Sub for purposes of this Agreement, incur any indebtedness for borrowed money or for any other liability or obligation of a financial nature or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances except for intercompany loans and borrowings under existing credit facilities, in each case in the ordinary course and consistent with past practices; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Hummingbird Financial Statements or made in the ordinary course of business consistent with past practice; (vi) waive, release, grant or transfer any rights of material value; (vii) without the approval in writing by Parent, such approval not to be unreasonably withheld or delayed, make or commit to make capital expenditures that are, in the aggregate, in excess of $600,000; (viii) take any action or make any change with respect to accounting policies or procedures, other than actions or changes required by GAAP or by applicable Law or as set forth in the Hummingbird Financial Statements; (ix) take any action that would cause any of the representations or warranties set forth in Article 3 to be untrue as of the date of this Agreement or as of the Effective Time; or
               (x) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

         (e) Hummingbird shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into, terminate or modify any Material Contract (including Material Contracts listed or referred to in the Disclosure Letter) outside the ordinary course of business consistent with past practice, provided that the restrictions in this Section 5.1(e) shall not apply to entering into, modifying or terminating Material
               Contracts: (i) that do not involve the receipt or payment by Hummingbird or any of its subsidiaries of more than $500,000, in the aggregate, over the remaining life of the contract, or
               (ii) that have a term of less than 24 months and are terminable by Hummingbird or its subsidiaries on notice of six months or less (both prior to and following any such modification);

         (f) neither Hummingbird nor any of its subsidiaries shall orally or in writing (i) grant to any officer, director or employee of Hummingbird or any of its subsidiaries an increase in compensation in any form, except in the ordinary course of business and upon receipt of approval in writing by the Parent, such approval not to be unreasonably withheld or delayed, (ii) grant any general salary increase, (iii) commit to or make any loan to any officer, director or employee of Hummingbird or any of its subsidiaries, (iv) take any action with respect to the grant of any bonus or similar payment or benefit to, or the grant of any severance, retention, retirement, change of control or termination pay to or, except in connection with new hires of employees who are not officers or directors of Hummingbird or any of its subsidiaries in the ordinary course of business, the entering into of any employment agreement with any officer, director or employee of Hummingbird or any of its subsidiaries (other than as required by applicable Law or employment agreements, or severance plans, agreements or arrangements in existence on May 25,
               2006), (v) increase any benefits payable under its current severance, change of control or termination pay policies, or
               (vi) adopt or amend in any material respect or make any voluntary contribution to any Hummingbird Plan;

         (g) Hummingbird shall not, and shall not permit any of its subsidiaries to, hire any employee except for (i) the replacement of any current employee whose employment with Hummingbird or any subsidiary is terminated or resigns for any reason (with such replacement employee receiving substantially similar or lesser compensation and benefits as such terminated or resigned employee) and (ii) with approval in writing by Parent, such approval not to be unreasonably withheld or delayed, a new employee who does not replace any current employee pursuant to clause (i) above (A) whose annual noncontingent cash compensation and annual target commission payments does not exceed, in the aggregate, $250,000 and (B) whose annual noncontingent cash compensation and annual target commission or bonus payments, when aggregated with the annual noncontingent cash compensation and annual target commission or bonus payments of all other such new employees, does not exceed $2,000,000;

         (h) Hummingbird shall, whether through its Board of Directors or otherwise, facilitate as necessary the acceleration of the vesting of any unvested Hummingbird Options under the Hummingbird Stock Option Plan but shall not otherwise amend, vary or modify the Hummingbird Stock Option Plan or any Hummingbird Options;

         (i) Hummingbird shall not, and shall not permit any of its subsidiaries to, settle or compromise (i) any material action, claim or proceeding brought against it and/or any of its subsidiaries, except with respect to such settlements and compromises that do not, in the aggregate, oblige Hummingbird and its subsidiaries to make cash payments exceeding $1,000,000; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities or any other person in connection with the transactions contemplated by this Agreement or the Arrangement;

         (j) Hummingbird shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Hummingbird or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Hummingbird or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date hereof;

         (k) Hummingbird shall not approve, adopt or implement a shareholder rights plan or similar poison pill arrangement; and

         (l) Hummingbird shall provide to Parent, as soon as practicable, but in no event later than the 14th day following the end of each calendar month, a calculation of the amount of cash of Lender Sub and the additional aggregate amount of cash of Hummingbird and its subsidiaries, in each case as of the end of such month.

5.2      Covenants of Hummingbird Regarding the Performance of Obligations
         -----------------------------------------------------------------

         Subject to Section 7.1, Hummingbird shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Hummingbird or any of its subsidiaries under this Agreement, co-operate with Parent in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Hummingbird shall and, where appropriate, shall cause its subsidiaries to:

         (a) subject to Section 2.5, carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Law may impose on Hummingbird or its subsidiaries with respect to the Arrangement;

         (b) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Hummingbird or any of its subsidiaries which are required in order to consummate the Arrangement under this Agreement and, in doing so, keep Parent reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Parent with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Parent to provide its comments thereon; provided that Hummingbird shall not make any commitments, provide any undertakings or assume any obligations, in each case that are or could reasonably be expected to be material to Hummingbird or Parent without the prior written consent of Parent, which shall not be unreasonably withheld or delayed;

         (c) subject to the approval of the Arrangement Resolution at the Meeting in accordance with the provisions of the Interim Order, (i) it will as soon as practicable thereafter, file, proceed with and diligently pursue an application for the Final Order in cooperation with Parent and Acquisition Sub and, in applying for the Final Order, it will seek to cause the terms thereof to be consistent with the provisions of this Agreement and will oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and (ii) if at any time after the issuance of the Final Order and prior to the Effective Date, Hummingbird is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Parent and Acquisition Sub;

         (d) furnish promptly to Parent and Acquisition Sub a copy of each notice, report, schedule or other document or communication delivered or filed by Hummingbird in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated herein;

         (e) defend all lawsuits or other legal, regulatory or other proceedings against Hummingbird challenging or affecting this Agreement or the making or completion of the Arrangement;

         (f) use commercially reasonable efforts to assist in effecting the resignations of the Hummingbird directors and cause them to be replaced as of the Effective Date by persons nominated by Parent;

         (g) use commercially reasonable efforts to: (i) assist Parent in obtaining all Regulatory Approvals referred to in Section 5.3(1)(a); (ii) obtain all necessary or desirable consents, waivers or approvals under Material Contracts; provided that Hummingbird and its subsidiaries shall not, without the prior written consent of Parent (not to be unreasonably withheld or delayed), pay or commit to pay any money or issue or commit to issue any guarantee of any obligations in connection with Hummingbird obtaining such consents, waivers or approvals; and
               (iii) give all necessary or desirable notices under Material Contracts;

         (h) provide, on a timely basis, all reasonable cooperation in connection with the arrangement of any financing as may be reasonably requested by Parent, including (i) participation in meetings and due diligence sessions upon reasonable notice,
               (ii) furnishing Parent and its financing sources with historical financial and other pertinent information regarding Hummingbird and is subsidiaries as may be reasonably requested by Parent, including historical financial statements and financial data, (iii) providing Parent with historical financial data to be used by Parent in connection with its financing of the Transactions, (iv) providing and executing documents as may be reasonably requested by Parent, and (v) reasonably facilitating the provision and registration of security and pledge of collateral (including, without limitation, facilitating or obtaining any title policies or surveys, removing liens or encumbrances and providing affidavits, indemnity or other assurance reasonably requested); provided that (A) none of Hummingbird or any subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time and (B) nothing in this Section 5.2(h) shall be deemed to govern the matters covered by Section 5.2(i);

         (i) provide, on a timely basis, all reasonable cooperation in connection with any dealings by Parent with any Canadian Tax authority or Canadian Governmental Entity with oversight of any Canadian Tax matters concerning any element of the Transactions (including, without limitation, any element that may be effected after the Effective Time by Parent) as may be requested by Parent, including (i) participation in meetings,
               (ii) furnishing Parent (or the relevant Governmental Entity) with historical financial and other pertinent information regarding Hummingbird and its subsidiaries as may be reasonably requested by Parent and (iii) if required, providing and executing an advance income tax ruling request and documents related thereto; provided that Parent covenants and agrees that no advance income tax ruling request or other submissions of any kind shall be made to the Canada Revenue Agency or any other Canadian Tax Authority or Canadian Governmental Entity with respect to Canadian Tax matters that identify or relate to Hummingbird or any of its subsidiaries in any way without Hummingbird's prior written consent, such consent not to be unreasonably withheld, delayed or conditioned;

         (j) provide or cause to be provided to Parent from time to time all proxy return information and dissent notices with respect to the Meeting on a timely basis;

         (k) provide lists of Hummingbird Shareholders prepared by its transfer agent and a list of holders of Hummingbird Options
               (with full particulars as to the purchase, exercise or conversion price, vesting and expiry date) as well as a security position listing from each depositary, including The Canadian Depositary for Securities Limited, and deliver any such lists to Parent promptly following the date hereof and promptly deliver to Parent upon demand thereafter supplemental lists setting out changes thereto; and

         (l)   subject to applicable Laws,

               (i) effect such reorganizations of its business, operations and assets or such other transactions as Parent may request, acting reasonably (each a "Pre-Acquisition Reorganization") and co-operate with Parent and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not prejudicial or potentially prejudicial to Hummingbird or the Hummingbird Shareholders, or would not impede or materially delay the completion of the Transactions. Parent shall provide written notice to Hummingbird of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Effective Time. Upon receipt of such notice, Parent and Hummingbird shall, if Hummingbird is required to do so pursuant to the immediately preceding sentence, work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. If Parent does not acquire all of the Hummingbird Shares, Parent shall promptly reimburse Hummingbird for all reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization,

               (ii) assist Parent in developing the detailed operating, staffing, financial and other business models for Hummingbird's consolidated business in order to facilitate prompt implementation of such models following the Effective Time,

               (iii) not take material action inconsistent with such models except where necessary, in the opinion of Hummingbird, to avoid prejudice to it or the Hummingbird Shareholders or to avoid impeding or materially delaying the completion of the transactions contemplated hereby, and

               (iv) at the request of Parent made at any time following the expiration or termination of the waiting or review period under the HSR Act, the Competition Act (Canada), the Investment Canada Act (Canada) or under any other anti-trust, competition or merger-review Law, commence implementation of such models at Parent's expense to the extent that such implementation would not, in the opinion of Hummingbird, prejudice it or the Hummingbird Shareholders, or impede or materially delay the completion of the transactions contemplated hereby, provided that in no event shall Hummingbird be obligated to terminate any employees.

5.3      Covenants of Parent Regarding the Performance of Obligations
         ------------------------------------------------------------

         (1) Parent shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Parent or any of its subsidiaries under this Agreement, co-operate with Hummingbird in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Parent shall and where appropriate shall cause its subsidiaries to:

         (a) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Parent or any of its subsidiaries which are required in order to consummate the Arrangement under this Agreement and, in doing so, keep Hummingbird reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Hummingbird with copies of all related applications and notifications excluding any part thereof constituting confidential and/or privileged information, in draft form, in order for Hummingbird to provide its reasonable comments thereon; provided that, for greater certainty, nothing contained in this Agreement shall restrict or limit Parent from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law; provided further that nothing herein shall require Parent to make any such commitments, provide any such undertakings or assume any such obligations;

         (b) use commercially reasonable efforts to: (i) assist Hummingbird in obtaining the Regulatory Approvals referred to in Section 5.2(b); and (ii) assist Hummingbird in obtaining all consents, waivers or approvals that Hummingbird is to use commercially reasonable efforts to obtain pursuant to Section 5.2(g), provided that Parent shall not be obligated to pay any fees or guarantee any obligations in connection with Hummingbird obtaining such consents, waivers or approvals;

         (c) furnish promptly to Hummingbird a copy of each notice, report, schedule or other document or communication delivered or filed by Parent in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated herein excluding any part thereof constituting confidential and/or privileged information;

         (d) defend all lawsuits or other legal, regulatory or other proceedings against Parent challenging or affecting this Agreement or the making or completion of the Arrangement;

         (e) without the consent of Hummingbird, which shall not be unreasonably withheld or delayed, not amend the agreement among Parent, Acquisition Sub and Fred Sorkin (as a Hummingbird shareholder) or the agreement among Parent, Acquisition Sub and Alan Barry Litwin (as a Hummingbird shareholder), in each case providing for, among other things, the Hummingbird shareholder voting in favour of the Plan of Arrangement at the Meeting; and

         (2) Each of Parent and Acquisition Sub shall use commercially reasonable efforts to ensure that Acquisition Sub has funds in an amount not less than the Maximum Cash Amount to be deposited with the Depositary no later than immediately prior to the Effective Time.

         (3) Parent shall cause the Open Text Offer to expire in accordance with its terms, and shall cause the conditions in the Open Text Offer to not be amended or waived, provided that: (a) this Agreement has not been terminated for any reason; (b) there has been no breach of or failure to perform any representation, warranty, covenant or agreement on the part of Hummingbird set forth in this Agreement, and no such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.2(a) or 6.2(b) would not be satisfied on the date of expiry of the Open Text Offer.

5.4      Mutual Covenants
         ----------------

         Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

         (a) subject to the limitations set forth in Sections 5.2 and 5.3, it shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in
               Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to, subject to the limitations set forth in Sections 5.2 and 5.3: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; (v) co-operate with the other Party to enable Parent to satisfy the conditions set out in the Commitment Letter, including by providing Parent with cash flow and other financial information on a legal entity basis with respect to subsidiaries of Hummingbird and by taking such actions to facilitate the provision of security relating to the loans described in the Commitment Letter; and

         (b) it shall not take any action or refrain from taking any commercially reasonable action which is inconsistent with this Agreement, including, without limitation, purporting to terminate this Agreement other than in accordance with Section 8.2(1), or which could reasonably be expected to impede the consummation of the transactions contemplated by this Agreement.

5.5      Cash; Accounts Payable and Accounts Receivable
         ----------------------------------------------

         (1) Hummingbird agrees that it shall use its commercially reasonable efforts to ensure that Lender Sub shall have such amount of cash of Hummingbird or its subsidiaries that Parent requests sufficiently in advance of the Effective Date to be used for the purpose of consummating the Transactions (which additional cash shall not be in an amount that would reasonably be expected to result in a breach of
Section 5.5(2)), provided that Hummingbird shall in any event, if Parent requests the Loan Alternative by providing written notice to Hummingbird at least ten business days prior to the Effective Time, ensure that Lender Sub shall have not less than $58 million in cash immediately prior to the Effective Time. In connection with the completion of the Plan of Arrangement and as set forth in the Plan of Arrangement, Lender Sub will, if requested by Parent in accordance with the terms of such plan, make a loan to Acquisition Sub in an amount equal to the sum of (a) the Share Loan Amount, plus (b) any additional cash of Hummingbird or its subsidiaries that Parent requests in accordance with the foregoing. In connection with the completion of the Plan of Arrangement and as set forth in the Plan of Arrangement, Lender Sub will, if requested by Parent in accordance with the terms of such plan, make a loan to Hummingbird in an amount equal to the Option Loan Amount to be used to satisfy the payment obligations of Hummingbird under Section 2.3(b) of the Plan of Arrangement. Each of Hummingbird and Parent will consult and cooperate with each other to accomplish the cash transfers contemplated by this Section 5.5(1) in a commercially reasonable manner. Hummingbird agrees that it shall ensure that none of the cash constituting the loan referred to in the second sentence of this Section 5.1(1) shall have come from Hummingbird or any of its subsidiaries organized or incorporated under the laws of Canada or any jurisdiction in Canada.

         (2) Hummingbird agrees that it shall ensure that Hummingbird and its subsidiaries shall have, immediately prior to three minutes after the Effective Time (and, without limitation, after disbursement of the loans referred to in the second and third sentences of Section 5.5(1), the deposit of funds contemplated by Section 6.3(e) and the payments of the amounts contemplated under Sections 2.3(b) and 2.3(c) of the Plan of Arrangement), consolidated cash (as defined by GAAP) in an amount which is not less that the sum of:

         (i) Hummingbird's then-current bona fide estimate of all of the fees, costs and expenses (including legal fees, accounting fees, financial advisory fees, regulatory fees, disbursements of advisors and printing and mailing costs) that Hummingbird and any of its subsidiaries has incurred, or will incur, in connection with the Symphony Arrangement Agreement, the Open Text Offer and this Agreement and the Transactions which have not already been paid (but, for greater certainty, not including any such fees of Parent or Acquisition Sub or the fees or expenses of the lenders under the Commitment Letter in connection with the Commitment Letter or the related loans by such lender), plus

         (ii) Hummingbird's then current bona fide estimate of amounts payable to the selling shareholders under the acquisition agreement pursuant to which Hummingbird acquired on June 21, 2005 RedDot Solutions AG in full and final satisfaction of all amounts owing to such selling shareholders under the provisions providing for contingent payments by Hummingbird based on the financial performance of RedDot Solutions AG for its fiscal year ended December 31, 2005 which have not already been paid, plus

         (iii) $22 million, less the aggregate amount paid or payable by Hummingbird under Sections 7.3 or 7.4 of the Symphony Arrangement Agreement, plus

         (iv) if the consolidated accounts payable (as defined by GAAP) of Hummingbird and its subsidiaries is greater than $13,500,000, the amount of such difference.

5.6      Deliveries
         ----------

         In connection with the Effective Time, Hummingbird shall deliver to
Parent: (a) a certificate of compliance for Hummingbird issued pursuant to the CBCA dated within three (3) days prior to the Effective Date; (b) a certified copy of the resolutions of the Board of Directors of Hummingbird and the Hummingbird Shareholders approving the Transactions; (c) a certified copy of Hummingbird's constating documents; and (d) such other documents relating to the transactions contemplated by this Agreement as Parent may reasonably request.

5.7      Interim Financials
         ------------------

         Hummingbird's unaudited interim financial statements as at and for the nine months ended June 30, 2006 (including the notes thereto and related MD&A) (the "Interim Financials"): (a) will comply in all material respects with Securities Laws. The Interim Financials will be prepared in accordance with GAAP consistently applied (except (a) as otherwise indicated in such financial statements and the notes thereto, (b) as unaudited interim statements they are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (c) as items in such financial statements have been reclassified) and will fairly present, in all material respects, the consolidated financial position, results of operations and changes in financial position of Hummingbird and its subsidiaries as of the dates thereof and for the periods indicated therein (subject to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all material contingent liabilities, if any, of Hummingbird and its subsidiaries on a consolidated basis.

5.8      Other Deliveries
         ----------------

         Hummingbird shall, as soon as practicable following the date of this Agreement and, in any event, on or before August 9, 2006, deliver or otherwise make available to Parent for its review any employment, retention, change of control or other agreement with any officer, employee, contractor, consultant or advisor whose base annual compensation is at least $100,000, in each case which Hummingbird or any of its subsidiaries is a party to or bound or governed by, other than such agreements as have been delivered or made available to Parent prior to the date of this Agreement.

5.9      Options
         -------

         Hummingbird shall propose as additional business at the Meeting the ratification by Hummingbird Shareholders of the grant of 50,000 Hummingbird Options to each of Hadley C. Ford, John B. Wade III and John A. MacDonald on March 3, 2006. However, if such grants of Hummingbird Options are not approved by Hummingbird Shareholders at the Meeting in accordance with applicable law and stock exchange requirements, Hummingbird agrees to, promptly following the effectiveness of the Arrangement on the Effective Date, make or cause to be made to each of such individuals in respect of each of his 50,000 Hummingbird Options purported to be held a cash payment equal to the amount (if any) by which the Purchase Price exceeds the product of (x) the exercise price thereof (in Canadian dollars), being $26.20 per Hummingbird Share, multiplied by (y) the Exchange Factor.

                                   ARTICLE 6
                            CONDITIONS TO ARRANGEMENT

6.1      Conditions to the Obligations of Each Party
         -------------------------------------------

         The respective obligations of Parent and Hummingbird to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following conditions:

         (a) Hummingbird Shareholder Approval. The Arrangement Resolution shall have been approved, adopted and authorized by the Shareholder Approval at the Meeting, or at any adjournment or postponement thereof, in accordance with the CBCA and the Interim Order.

         (b) Court Orders. The Interim Order and the Final Order shall have been obtained in form and substance reasonably satisfactory to each of Parent and Hummingbird and shall not have been set aside or modified in a manner that is reasonably unacceptable to such Parties, acting reasonably, on appeal or otherwise.

         (c) No Contrary Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

         (d) Regulatory Approvals. All Regulatory Approvals (other than those relating to any and all Safe Income Transactions (as defined in Section 7.8)) shall have been obtained or concluded.

         (e) Proceedings. There shall not be pending or overtly, threatened by or before any Governmental Entity any proceeding seeking an injunction, judgment, decree or other order to prevent or challenge the consummation of the Arrangement or any of the other transactions contemplated hereby.

6.2      Conditions to the Obligations of Parent
         ---------------------------------------

         The obligations of Parent to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions (and in the case of Section 6.2(a) and Section 6.2(b)(i), subject to Section 8.2(3)):

         (a) Representations and Warranties. (i) Disregarding any Material Adverse Effect or materiality qualifiers contained therein, all representations and warranties of Hummingbird set forth in this Agreement other than the Identified Hummingbird Representations and the Identified Hummingbird Monetary Representations shall be true and correct in all respects except to the extent the failure of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect on Hummingbird, (ii) the Identified Hummingbird Representations shall be true and correct in all respects except to the extent that a failure of such representations or warranties to be so true and correct relates to the number of Hummingbird Shares issuable upon the exercise of Hummingbird Options and the true and correct number of Hummingbird Shares issuable upon the exercise of Hummingbird Options does not exceed the number of such Hummingbird Shares set out in Section 3.1(e) by more than 10,000, and (iii) the Identified Hummingbird Monetary Representations shall be true and correct in all respects except to the extent that any and all deficiencies in the monetary amount disclosed by Hummingbird in the Identified Hummingbird Monetary Representations that are not true and correct do not exceed, in the aggregate, $500,000, in the case of each of (i),
               (ii) and (iii): (A) as of the date of this Agreement and (B) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case
               (1) disregarding any Material Adverse Effect or materiality qualifiers contained therein, all representations and warranties other than the Identified Hummingbird Representations and the Identified Hummingbird Monetary Representations shall be true and correct in all respects as of such date except to the extent the failure of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect on Hummingbird, (2) the Identified Hummingbird Representations shall be true and correct in all respects as of such date except to the extent that a failure of such representations or warranties to be so true and correct relates to the number of Hummingbird Shares issuable upon the exercise of Hummingbird Options and the true and correct number of Hummingbird Shares issuable upon the exercise of Hummingbird Options does not exceed the number of such Hummingbird Shares set out in Section 3.1(e) by more than 10,000, and (3) the Identified Hummingbird Monetary Representations shall be true and correct in all respects as of such date except to the extent that any and all deficiencies in the monetary amount disclosed by Hummingbird in the Hummingbird Monetary Representation that are not true and correct do not exceed, in the aggregate, $500,000).

         (b) Agreements and Covenants. Hummingbird shall have performed or complied: (i) in all material respects with all agreements and covenants required by this Agreement (other than Sections 5.5, 7.1 and 7.2) to be performed or complied with by Hummingbird at or prior to the Effective Time; and (ii) in all respects with
               Section 5.5 immediately prior to the Effective Time and Sections 7.1 and 7.2 at and prior to the Effective Time.

         (c) Officer's Certificate. Hummingbird shall have delivered to Parent a certificate, dated the Effective Date, signed by each of the chief executive officer and the chief financial officer of Hummingbird (on Hummingbird's behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.2(a) and 6.2(b).

         (d) Dissent. Dissent Rights shall not have been exercised and remain outstanding at the Effective Time with respect to more than 10% of the outstanding Hummingbird Shares in connection with the Arrangement.

         (e) Satisfaction of Commitment Letter Conditions. The satisfaction, in accordance with the terms of the Commitment Letter as in effect as of the date hereof, of the conditions precedent set forth in the Commitment Letter.

         (f) RedDot Solutions AG. Hummingbird shall have paid not more than 13,500,000 Euros to the selling shareholders under the acquisition agreement pursuant to which Hummingbird acquired on June 21, 2005 RedDot Solutions AG in full and final satisfaction of all amounts owing to such selling shareholders under the provisions providing for contingent payments by Hummingbird based on the financial performance of RedDot Solutions AG for its fiscal year ended December 31, 2005.

         (g) Completion of Safe Income Transactions. All Safe Income Transactions (as defined in Section 7.8) shall have been completed in a manner satisfactory to Parent acting reasonably, and, without limiting the generality of the foregoing, each holding company involved in any Safe Income Transaction ("SI Holdco") shall have been wound up for purposes of the Tax Act (having regard to the published administrative policy of the Canada Revenue Agency), and all Hummingbird Shares owned at any time by such SI Holdco shall have been distributed by such SI Holdco to Hummingbird on such winding-up, and all such Hummingbird Shares shall have been cancelled and shall no longer be outstanding.

         (h) Regulatory Approvals. All Regulatory Approvals relating to any and all Safe Income Transactions shall have been obtained or concluded.

6.3      Conditions to the Obligations of Hummingbird
         --------------------------------------------

         The obligations of Hummingbird to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions (and in the case of Section 6.3(a) and Section 6.3(b), subject to Section 8.2(3)):

         (a) Representations and Warranties. The representations and warranties of Parent in this Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, (i) as of the date of this Agreement and (ii) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such representations and warranties that are qualified by materiality shall be true and correct as of such date and all other representations and warranties shall be true and correct in all material respects as of such date).

         (b) Agreements and Covenants. Parent shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by Parent at or prior to the Effective Time.

         (c) Officer's Certificate. Parent shall have delivered to Hummingbird a certificate, dated the Effective Date, signed by an officer of Parent (on Parent's behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.3(a) and 6.3(b).

         (d) Authority. The Board of Directors of each of Parent and Acquisition Sub shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by each of Parent and Acquisition Sub to permit the consummation of the Transactions.

         (e) Deposit. Parent shall have deposited, or caused Acquisition Sub to deposit, with the Depositary in escrow the Maximum Cash Amount.

                                  ARTICLE 7
                             ADDITIONAL AGREEMENTS

7.1      Non-Solicitation
         ----------------

         (1) Hummingbird shall not, directly or indirectly, through any officer, director, employee, representative or agent of Hummingbird or any of its subsidiaries, (a) solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding, but excluding compliance by Hummingbird with its continuous reporting obligations under applicable securities Laws in the ordinary course consistent with past practice) any inquiries or proposals regarding, constituting or that would reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding an Acquisition Proposal, (c) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval of the Board of Directors of Hummingbird of the Plan of Arrangement, (d) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (e) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the Board of Directors of Hummingbird from taking any of the actions described in clauses (a) through (e) above in respect of an unsolicited bona fide written Acquisition Proposal received after the date hereof that:

         (a) did not result from a breach of any agreement between the person making such Acquisition Proposal and Hummingbird or any of its subsidiaries, or this Section 7.1;

         (b) involves not less than 66? percent of the outstanding Hummingbird Shares or not less than 66? percent of the consolidated assets (measured on a fair value) of Hummingbird; and

         (c) in respect of which the Board of Directors of Hummingbird determines in its good faith judgment pursuant to the exercise of its fiduciary duties under applicable Laws, after consultation with its financial advisors and its outside counsel, that there is a substantial likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms
               (but not assuming away any risk of non-completion), result in a transaction that: (i) is reasonably capable of completion in accordance with its terms without significant additional delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (ii) is more favourable from a financial point of view to Hummingbird Shareholders than under the Plan of Arrangement on a cash-equivalent basis taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal (including any proposal made by Parent or Acquisition Sub in response to such Acquisition Proposal or otherwise)

(any such Acquisition Proposal being referred to herein as a "Superior
Proposal").

         (2) Hummingbird shall, and shall cause the officers, directors, employees, representatives and agents of Hummingbird and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Parent) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Hummingbird agrees not to release any third party from (a) any confidentiality agreement or (b) any standstill agreement or provision in each case to which such third party is a party unless such third party has made a Superior Proposal and Hummingbird has accepted such Superior Proposal. Hummingbird shall immediately following the public announcement by the Parties of this Agreement request the return or destruction of all information provided to any third party which, at any time since January 1, 2005, has entered into a confidentiality agreement with Hummingbird relating to a potential Acquisition Proposal except to the extent that a request has previously been made that such information be returned or destroyed, and, upon the request of Parent, shall use all commercially reasonable efforts to ensure that such requests are honoured.

         (3) Hummingbird shall immediately notify Parent of, at first orally and then, within 24 hours, in writing, any Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for nonpublic information relating to Hummingbird or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Hummingbird or any of its subsidiaries by any person that informs Hummingbird or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. Hummingbird shall keep Parent promptly and reasonably informed from time to time of the status, including any change to the material terms of any such Acquisition Proposal or inquiry. Such notice shall include or be accompanied by a copy of all documentation relating to any Acquisition Proposal and any amendment thereto and a description of all material terms of any oral or other communications related to any Acquisition Proposal, including the identity of the person making such Acquisition Proposal and such other details as Parent may reasonably request.

         (4) If Hummingbird receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal, Hummingbird may request clarifications in writing from such person solely for purposes of valuing, and solely in respect of, any non-cash consideration that is offered under such Acquisition Proposal, provided that such clarifications are reasonably necessary as part of the efforts of the Board of Directors of Hummingbird to ascertain whether such Acquisition Proposal is, or is reasonably likely to be, if consummated in accordance with its terms, a Superior Proposal. If Hummingbird receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors of Hummingbird determines that such proposal would reasonably likely be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors of Hummingbird may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Non-Disclosure Agreement, provide such person with access in accordance with subsection (1) to such information regarding Hummingbird, acting reasonably, provided however that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Hummingbird sends immediately a copy of any such confidentiality agreement to Parent upon its execution and Parent is immediately provided with a list and copies of all information provided to such person not previously provided to Parent and is immediately provided with access to information similar to that which was provided to such person.

         (5) Hummingbird shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors, agents or representatives retained by it are aware of the provisions of this Section, and Hummingbird shall be responsible for any breach of this Section by any such person or its advisors or representatives.

         (6) Nothing contained in this Section 7.1 shall prohibit the Board of Directors of Hummingbird from making any disclosure to all of the Hummingbird Shareholders prior to the Outside Date if, in the good faith judgment of the Board of Directors of Hummingbird, after consultation with outside counsel, the failure to make such disclosure would be inconsistent with its fiduciary duties or would contravene applicable Laws (including Section 99 of the Securities Act (Ontario)), provided that any such disclosure that relates to an Acquisition Proposal shall be deemed to constitute a basis for termination of this Agreement by Parent pursuant to Section 8.2(1)(e) unless the Board of Directors of Hummingbird reaffirms its recommendation to the Hummingbird Shareholders to accept the Offer in such disclosure.

7.2      Right to Match
         --------------

         (1) Subject to Section 7.2(2), Hummingbird covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)) unless:

         (a) Hummingbird has complied with its obligations under Section 7.1 and the other provisions of this Article 7 and has provided Parent with a copy of all material documentation and a summary of any material oral or other communications relating to the Superior Proposal (the "Superior Proposal Information");

         (b) a period (the "Response Period") of five (5) business days shall have elapsed from the date on which Parent received both the Superior Proposal Information together with written notice from the Board of Directors of Hummingbird that the Board of Directors of Hummingbird determined, subject only to compliance with this Section 7.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal Information; and

         (c) if the Response Period would not terminate on or before the date fixed for the Meeting, Hummingbird shall, upon the written request of Parent, adjourn the Meeting to a date selected by Parent that is not less than two nor more than 20 business days after the expiration of the Response Period.

         (2) During the Response Period, Parent will have the right, but not the obligation, to offer to amend the terms of the Transactions. The Board of Directors of Hummingbird will review any such proposal by Parent to amend the terms of the Transactions, including an increase in, or modification of, the consideration to be received by the holders of Hummingbird Shares, to determine whether the Acquisition Proposal to which Parent is responding would be a Superior Proposal when assessed against the Transactions as it is proposed by Parent to be amended. If the Board of Directors of Hummingbird does not so determine, the Board of Directors of Hummingbird will promptly reaffirm its recommendation of the Transactions as amended and Hummingbird will not implement the proposed Superior Proposal. If the Board of Directors of Hummingbird does so determine, Hummingbird may on termination of this Agreement in accordance with Section 8.2(1)(g) and payment of the fee to Parent pursuant to Section 7.3, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

         (3) Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Hummingbird Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.2 and Parent shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.3      Certain Payments
         ----------------

         (1) Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, in the event that:

         (a)   Parent has terminated this Agreement pursuant to Section
               8.2(1)(e);

         (b) Hummingbird has terminated this Agreement pursuant to Section 8.2(1)(g);

         (c)   (i)   (A)(1) this Agreement has been terminated pursuant to
                     Section 8.2(1)(h) or 8.2(1)(i) and (2) the Arrangement has failed to receive the requisite approval of the Hummingbird
                     Shareholders in accordance with applicable Law; or

                     (B)(1) this Agreement has been terminated pursuant to
                     Section 8.2(1)(c), provided that in the case of a breach of a representation or warranty such breach was made knowingly by Hummingbird;

               (ii) an Acquisition Proposal has been negotiated or discussed with Hummingbird (directly or indirectly through any officer, director, employee, representative or agent of Hummingbird or any of its subsidiaries), made or publicly announced or an inquiry to Hummingbird (directly or indirectly through any officer, director, employee, representative or agent of Hummingbird or any of its subsidiaries) concerning an Acquisition Proposal has been made, in each case prior to the termination of this Agreement; and

               (iii) (A) an agreement or a letter of intent in respect of any Acquisition Proposal has been entered into by Hummingbird on or before the first anniversary of the termination of this Agreement and such Acquisition Proposal has been completed; or

                     (B) any Acquisition Proposal, in respect of which Hummingbird has not entered into an agreement or a letter of intent, has been completed on or before the first anniversary of the termination of this Agreement; or

         (d)   Hummingbird has breached its obligations under Section 7.1 or
               Section 7.2,

then Hummingbird shall promptly, but in no event later than the Payment Deadline (defined below), make a payment to Parent in the amount of $12,356,544, less any amounts paid to Parent pursuant to Section 7.4 by wire transfer of immediately available funds to an account designated by Parent. Hummingbird acknowledges that the agreements contained in this Section 7.3(1) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Acquisition Sub would not enter into this Agreement. Notwithstanding anything to the contrary, this Section 7.3 shall survive completion of any and all of the Transactions. Payment Deadline means: the fifth business day following termination of this Agreement in the case of a payment to be made under Section 7.3(1)(a); the time of termination of this Agreement in the case of a payment to be made under Section 7.3(1)(b); the fifth business day following completion of an Acquisition Proposal in the case of a payment to be made under Section 7.3(1)(c); and the fifth business day following Parent's request for payment in the case of a payment to be made under Section 7.3(1)(d).

7.4      Fees and Expenses
         -----------------

         (1) Subject to subsections (2) and (3) of this Section 7.4, each Party shall pay all fees, costs and expenses, including legal fees, accounting fees, financial advisory fees, regulatory fees, stock exchange fees, disbursements of advisors and printing and mailing costs, incurred by such Party in connection with this Agreement and the Transactions and any financing thereof.

         (2) In the event that:

         (a) this Agreement is terminated pursuant to Section 8.2(1)(a) or 8.2(1)(c); or

         (b) (i) this Agreement is terminated pursuant to Section 8.2(1)(h) or 8.2(1)(i); and

               (ii) the Arrangement has failed to receive the requisite approval of the Hummingbird Shareholders in accordance with applicable Law, then Hummingbird shall promptly, but in no event later than five business days following the request by Parent, pay all of the charges and expenses incurred by Parent and Acquisition Sub in connection with this Agreement and the Transactions and the financing thereof, subject to a maximum of $2,000,000 (which maximum amount will be reduced to $1,000,000 if the Agreement has been terminated pursuant to Section 8.2(1)(i) in circumstances where the Hummingbird Shareholders have voted on the Arrangement Resolution at the Meeting but the Arrangement Resolution failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting), as reimbursement to Parent and Acquisition Sub payable by wire transfer of same day funds to or to the order of Parent, provided however, that no payment under Section 7.4(2) shall be made if a payment has been made under Section 7.3.

         (3) Each Party acknowledges that the agreements contained in this
Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Party would enter into this Agreement. Notwithstanding anything to the contrary, this Section 7.4 shall survive completion of any and all of the Transactions.

7.5      Liquidated Damages and Injunctive Relief
         ----------------------------------------

         Each of the Parties acknowledges that all of the payment amounts set out in Sections 7.3 and 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages Parent and Acquisition Sub, on the one hand, or Hummingbird, on the other hand (as the case may be) will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Sections 7.3 and 7.4, payment of the amounts determined pursuant to Sections 7.3 and/or 7.4 in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment. Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

7.6      Access to Information; Confidentiality
         --------------------------------------

         (1) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, upon reasonable notice and subject to applicable Law, including pre-merger notification and other competition law requirements, Hummingbird shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Parent and to the officers, employees, agents and representatives of Parent such access as Parent may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Parent with all data and information as Parent may reasonably request. Parent and Hummingbird acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Non-Disclosure Agreement.

         (2) Parent and Hummingbird acknowledge that information received pursuant to this Section 7.6 may be personal information under applicable privacy and other Laws, or non-public or proprietary in nature and therefore all such information shall be deemed to be and shall be treated as confidential information for purposes of the Non-Disclosure Agreement. Parent and Hummingbird further acknowledge their obligation to maintain the confidentiality of such confidential information in accordance with the Non-Disclosure Agreement. If any material is withheld by Hummingbird or any of its subsidiaries because of the confidential nature of such material, or otherwise, Hummingbird or such subsidiary shall inform Parent as to the general nature of what is being withheld and such information may, in the sole discretion of Hummingbird, be disclosed to external advisors of Parent.

7.7      Insurance and Indemnification
         -----------------------------

         (1) Parent will, or will cause Acquisition Sub to, at Parent's option, either (a) maintain in effect without any reduction in scope or coverage for not less than six years from the Effective Date customary policies of directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by Hummingbird in favour of the directors and officers of Hummingbird and each of its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred prior to the Effective Time or (b) purchase as an extension of Hummingbird's current insurance policies, prepaid non cancellable run-off directors' and officers' liability insurance providing coverage comparable to that contained in Hummingbird's existing policy for six years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time.

         (2) Parent agrees that all rights to indemnification or exculpation existing in favour of the directors or officers of Hummingbird or any subsidiary of Hummingbird as at the date of the Non-Disclosure Agreement (the "Hummingbird D&O Rights") as provided in Hummingbird's articles or by-laws or as disclosed in Section 7.7 of the Disclosure Letter shall survive the transactions contemplated hereby and shall continue in full force and effect for a period of not less than six years from the Effective Time. For a period of six years from the Effective Date, Parent will, or will cause Acquisition Sub or Hummingbird to, perform the obligations of Hummingbird under the Hummingbird D&O Rights.

         (3) In the event Hummingbird or any of its successors or assigns (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any person, then, and in such case, proper provision shall be made so that such successors and assigns of Hummingbird or, at Parent's option, Parent, shall assume the obligations set forth in this Section 7.7.

         (4) This Section 7.7 shall survive the consummation of the Arrangement, is intended to benefit Hummingbird and each of its directors and officers and their respective heirs and personal representatives and shall be enforceable by such directors and officers and their respective heirs and personal representatives.

7.8      Safe Income
         -----------

Subject to the terms of the Interim Order and the receipt of all necessary approvals or exemptive relief orders from applicable Governmental Entities, Hummingbird Shareholders will be permitted to effect a "safe income tuck-in" transaction (a "Safe Income Transaction") in accordance with applicable Laws to be effective shortly prior to the Effective Date, on the terms and subject to the conditions and limitations described in the holding company participation agreement attached as Schedule D hereto (the "Participation Amendment"); provided that: (a) no Shareholder will be permitted to effect a Safe Income Transaction unless the terms and conditions of such Safe Income Transaction are satisfactory to Hummingbird and Parent acting reasonably; (b) draft documentation regarding any Hummingbird Shareholder's proposed Safe Income Transaction (including with respect to any transfers or deemed dividends) shall be delivered to Hummingbird and Parent no later than September 18, 2006, and Hummingbird and Parent shall have a reasonable opportunity to review and comment on such draft documentation, and all reasonable comments of Hummingbird and Parent shall be reflected in the final documentation executed in respect of such Safe Income Transaction; and (c) in the event that (i) the terms and conditions of such Safe Income Transaction are not satisfactory to the Director or the Court or (ii) any securities regulatory authority, including any of the Canadian Securities Administrators, refuses to grant any relief required or, in the opinion of Parent, desirable, in connection with any such Safe Income Transaction (for greater certainty, including exemptive relief from the issuer bid requirements under applicable Canadian securities laws) or such relief is not granted prior to the date of the Meeting, then the agreement under this Section 7.8 shall be immediately terminated and of no further force or effect and none of Parent, Acquisition Sub or Hummingbird shall be obligated to consider, facilitate or assist in any alternative or amended form of "safe income" transaction for Hummingbird Shareholders.

                                  ARTICLE 8
                   TERM, TERMINATION, AMENDMENT AND WAIVER

8.1      Term
         ----

         This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2      Termination
         -----------

         (1) This Agreement may, at any time prior to the Effective Time:

         (a) be terminated by Parent if there shall have occurred after the date hereof (or prior to such date to the extent that the relevant change, event, occurrence or development shall have been disclosed generally or to Parent only after the date of this Agreement) up to and including the Effective Date, a Material Adverse Effect in respect of Hummingbird;

         (b) be terminated either by Parent or by Hummingbird, if any Law makes the completion of the transactions contemplated by this Agreement illegal or otherwise prohibited;

         (c) subject to Section 8.2(3), be terminated by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Hummingbird set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.2(a) or 6.2(b) would not be satisfied;

         (d) subject to Section 8.2(3), be terminated by Hummingbird, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.3(a) or 6.3(b) would not be satisfied;

         (e) be terminated by Parent, if the Board of Directors of Hummingbird shall have: (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent its recommendation of this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification), (ii) after being requested by Parent in writing, failed to reaffirm its recommendation of the Arrangement as promptly as practicable (but in any event within two (2) business days) after receipt of any written request to do so from Parent or
               (iii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4));

         (f) be terminated by the mutual written consent of Parent and Hummingbird;

         (g) be terminated by Hummingbird, in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), subject to compliance with Sections 7.1 and 7.2 and provided that no termination under this Section 8.2(1)(g) shall be effective unless and until Hummingbird shall have paid to Parent the amount required to be paid pursuant to Section 7.3;

         (h) be terminated either by Parent or by Hummingbird, if the Effective Time shall not have occurred on or before the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.2(1)(h) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Effective Time to occur on or before such date; or

         (i) be terminated by Parent, if the Arrangement Resolution shall have failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting or at any adjournment or postponement thereof in accordance with the CBCA.

         (2) If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.3 and 7.4 and the Non-Disclosure Agreement.

         (3) None of Parent, Acquisition Sub or Hummingbird may elect to not consummate the transactions contemplated hereby pursuant to the conditions under Section 6.2(a), Section 6.2(b)(i), Section 6.3(a) or Section 6.3(b) (the "Specified Conditions") or to exercise the termination rights under Section 8.2(1)(c) (as it relates to Section 6.2(a) or Section 6.2(b)(i)) or Section 8.2(1)(d) (the "Specified Termination Rights") unless Parent or Hummingbird, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, agreements or representations and warranties which Parent or Hummingbird, as the case may be, is asserting as the basis for non-fulfilment of the applicable Specified Condition or the exercise of the applicable Specified Termination Right, as the case may be. If any such notice is delivered, provided that Parent or Hummingbird, as the case may be, is proceeding diligently to cure such matter and such matter is capable of being cured, the other may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 30 days from such notice (and then only if such breach remains uncured). If such notice has been delivered prior to the date of the Special Meeting, such meeting shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of the cured breach. Also for greater certainty, this Section 8.2(3) does not apply to a Party electing to not consummate the transactions contemplated hereby pursuant to any condition precedent contained herein other than the Specified Conditions or exercising any termination rights herein other than the Specified Termination Rights.

8.3      Amendment
         ---------

         This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of approval of Hummingbird Shareholders there shall be made no amendment that by Law requires further approval by Hummingbird Shareholders at the Meeting without the further approval of such holders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

8.4      Waiver
         ------

         Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

                                  ARTICLE 9
                              GENERAL PROVISIONS

9.1      Notices
         -------

         All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

         (1)      if to Parent or Acquisition Sub:

                  275 Frank Tompa Drive
                  Waterloo, Ontario  N2L 0A1

                  Attention: P. Thomas Jenkins
                  Telephone: 519.888.7111
                  Facsimile: 519.888.0254

                  with a copy to:

                  Osler, Hoskin & Harcourt LLP

                  Box 50, 1 First Canadian Place
                  Toronto, Ontario  M5X 1B8

                  Attention: Clay Horner
                  Telephone: 416.862.6590
                  Facsimile: 416.862.6666

                  with a copy to:

                  Mayer, Brown, Rowe & Maw LLP
                  1675 Broadway
                  New York, NY  10019

                  Attention: Wayne C. Matus, Esq.
                  Telephone: 212.506.2122
                  Facsimile: 212.849.5922

         (2)      if to Hummingbird:

                  1 Sparks Avenue,
                  Toronto, Ontario
                  M2H 2W1

                  Attention: Inder P.S. Duggal
                  Telephone: 416.496.2200
                  Facsimile: 416.496.2207

                  with a copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  222 Bay Street, Suite 1750
                  Toronto, Ontario
                  M5K 1J5

                  Attention: Christopher W. Morgan
                  Telephone: 416.777.4700
                  Facsimile: 416.777.4747

                  with a copy to:

                  Goodmans LLP
                  250 Yonge Street, Suite 2400
                  Toronto, Ontario, Canada M5B 2M6

                  Attention: Stephen Halperin/Michael Partridge
                  Telephone: 416.597.4115/416.597.5498
                  Facsimile: 416.979.1234

9.2      Miscellaneous
         -------------

         This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject-matter hereof save for the Non-Disclosure Agreement and is not intended to confer upon any person other than the Parties any rights or remedies hereunder. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.3      Governing Law
         -------------

         This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Plan of Arrangement.

9.4      Injunctive Relief
         -----------------

         The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5      Time of Essence
         ---------------

         Time shall be of the essence in this Agreement.

9.6      Binding Effect and Assignment
         -----------------------------

         Parent may, without the prior written consent of Hummingbird, assign all or any part of its rights under this Agreement (a) to, and its obligations under this Agreement may be assumed by, a wholly-owned subsidiary of Parent, provided that if such assignment and/or assumption takes place, Parent shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder or (b) for collateral security purposes, to any lender providing financing to Parent or any of its affiliates. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7      Severability
         ------------

         If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8      Counterparts
         ------------

         This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.9      No Recourse
         -----------
(1) Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, Hummingbird covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Parent, Acquisition Sub or their respective affiliates, as such, or any current or former director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Parent, Acquisition Sub or their respective affiliates, as such, or any current or future director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, for any obligation of Parent, Acquisition Sub or their respective affiliates under this Agreement.

         Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, each of Parent and Acquisition Sub covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Hummingbird, as such, or any current or former director, officer, employee or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Hummingbird, as such, or any current or future director, officer, employee or shareholder of any of the foregoing, as such, for any obligation of Hummingbird under this Agreement.

         IN WITNESS WHEREOF, each of Parent, Acquisition Sub and Hummingbird has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                   OPEN TEXT CORPORATION


                                   By:     "John Shackleton"
                                           -------------------------------------
                                   Name:   John Shackleton
                                   Title:  President and Chief Executive Officer

                                   6575064 CANADA INC.


                                   By:     "John Shackleton"
                                           -------------------------------------
                                   Name:   John Shackleton
                                   Title:  President

                                   HUMMINGBIRD LTD.


                                   By:     "Alan Barry Litwin"
                                           -------------------------------------
                                   Name:   Alan Barry Litwin
                                   Title:  President and Chief Executive Officer

                                   Schedule A
                                   ----------

                          To the Arrangement Agreement

                              Regulatory Approvals
                              --------------------

Part A - Canada

o Expiration of the applicable waiting period related to merger pre-notification under Part IX of the Competition Act or earlier termination or waiver thereof in accordance with the Competition Act, and the Commissioner of Competition will have advised Parent in writing (which advice will not have been rescinded or amended), that she does not intend to oppose the purchase of the Hummingbird Shares under the Plan of Arrangement and will not have made or have threatened to make application under Part VIII of the Competition Act in respect of the purchase of the Hummingbird Shares under the Plan of Arrangement, or the Commissioner will have issued an advance ruling certificate in respect of the purchase of the Hummingbird Shares pursuant to Section 102 of the Competition Act.

o Approvals of the Canadian Securities Administrators and any other securities regulatory authorities, as required or, in the opinion of Parent, desirable, (including exemptive relief from the issuer bid requirements under applicable Canadian securities Laws in respect of any and all Safe Income Transactions)

Part B - United States

o Expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended ("HSR Act"), including any voluntary agreed extensions thereof, or earlier termination thereof in accordance with the HSR Act.

Part C - Germany

o Notification (Anmeldung) to the German Federal Cartel Office (Bundeskartellant) in Bonn pursuant to the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschrankungen).

                                   SCHEDULE B
                                   ----------

                             ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

         (1) The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving Hummingbird Ltd. (the "Company"), as more particularly described and set forth in the management information circular (the "Circular") of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

         (2) The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule C to the Arrangement Agreement made as of August 4, 2006 among Open Text Corporation, 6575064 Canada Inc. and the Company (the "Arrangement Agreement"), (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

         (3) The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

         (4) Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

         (5) Any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

         (6) Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                   SCHEDULE C

                               PLAN OF ARRANGEMENT

                                UNDER SECTION 192

                     OF THE CANADA BUSINESS CORPORATIONS ACT

                                   ARTICLE 1
                                 INTERPRETATION

1.1      Definitions
         -----------

         In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

         "Acquisition Sub" means 6575064 Canada Inc., a corporation incorporated under the CBCA and being a wholly-owned subsidiary of Parent;

         "Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or Article 5 hereof;

         "Arrangement Agreement" means the agreement dated August 4, 2006 among Parent, Acquisition Sub and Hummingbird providing for, among other things, the Arrangement;

         "Articles of Arrangement" means the articles of arrangement of Hummingbird in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

         "Business Day" means any day, other than a Saturday or Sunday or a statutory holiday in Ontario, Canada;

         "CBCA" means the Canada Business Corporations Act, as amended;

         "Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

         "Circular" means the notice of the Meeting and accompanying management proxy circular, including all schedules thereto, to be sent by Hummingbird to Shareholders in connection with the Meeting;

         "Court" means the Ontario Superior Court of Justice (Commercial List);

         "Depositary" means CIBC Mellon Trust Company and any other trust company, bank or equivalent financial institution agreed to in writing by Parent and Hummingbird and appointed to carry out any of the duties of the Depositary hereunder;

         "Director" means the Director appointed pursuant to section 260 of the CBCA;

         "Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 3.1;

         "Dissenting Holder" means any Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

         "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

         "Effective Time" means 9:00 a.m. (Toronto time) on the Effective Date;

         "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

         "Exchange Factor" means 0.8879, which is the exchange rate for one Canadian dollar into United States dollars based on the noon rate of exchange of the Bank of Canada on the business day immediately preceding the date of the Arrangement Agreement.

         "Final Order" means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

         "Hummingbird" means Hummingbird Ltd., a corporation existing under the CBCA;

         "Hummingbird Option" means any option to purchase Hummingbird Shares granted pursuant to the Hummingbird Stock Option Plan or any other stock option plan of Hummingbird or any predecessor of Hummingbird, or any option assumed or adopted by Hummingbird;

         "Hummingbird Shares" means the common shares in the capital of Hummingbird;

         "Hummingbird Stock Option Plan" means Hummingbird's 1996 Employee Stock Option Plan;

         "Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended, as contemplated by the Arrangement Agreement;

         "Lender Sub" means one or more wholly-owned subsidiaries of Hummingbird selected by Parent for purposes of making the loans contemplated in
         Section 2.3(a);

         "Lender Sub Option Note" has the meaning ascribed thereto in Section 2.3(a);

         "Lender Sub Share Note" has the meaning ascribed thereto in Section 2.3(a);

         "Letter of Transmittal" means the letter of transmittal forwarded by Hummingbird to Shareholders in connection with the Arrangement, in the form accompanying the Circular;

         "Loan Alternative" means the provision by Lender Sub of the loans contemplated under Section 2.3(a);

         "Loan Amount" means such amount of cash of Hummingbird or its subsidiaries that Parent requests in accordance with Section 5.5 of the Arrangement Agreement, provided that in any event, if so requested by Parent, such amount shall be not less than $58,000,000 and may be $0;

         "Mailing Date" means the date of mailing of the Circular to Shareholders;

         "Maximum Cash Amount" means the aggregate amount of cash in United States dollars equal to (a) the product obtained by multiplying (i) the number of Hummingbird Shares outstanding immediately prior to the Effective Time by (ii) the Purchase Price, less (b) the Share Loan Amount;

         "Meeting" means the special meeting of Shareholders to be held to consider the Arrangement Resolution, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order;

         "Option Loan Amount" means the aggregate amount of cash required to be paid by or on behalf of Hummingbird pursuant to Section 2.3(b)(i) in respect of the Hummingbird Options;

         "Optionholders" means the holders of Hummingbird Options;

         "Parent" means Open Text Corporation, a corporation existing under the CBCA;

         "Person" means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Exchange Act;

         "Purchase Price" means the sum of $27.85 per Hummingbird Share, payable in cash;

         "Share Loan Amount" means the difference obtained by subtracting the Option Loan Amount from the Loan Amount; provided that if the Loan Amount is $0 the Share Loan Amount shall also be $0;

         "Shareholders" means the holders of Hummingbird Shares whose names appear in the register of holders of Hummingbird Shares maintained by or on behalf of Hummingbird and, where the context so provides, includes joint holders of such Hummingbird Shares; and

         "Tax Act" means the Income Tax Act (Canada), as amended.

1.2      Interpretation Not Affected by Headings, Etc.
         ---------------------------------------------

         The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to

"Article" or "section" followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Arrangement Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.

1.3      Rules of Construction
         ---------------------

         In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.4      Date of Any Action
         ------------------

         In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5      Time
         ----

         Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6      Currency
         --------

         Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America.

1.7      Statutes
         --------

         Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulations or rule which amends, supplements or supersedes any such statute, regulation or rule.

                                    ARTICLE 2
                                   ARRANGEMENT

2.1      Arrangement Agreement
         ---------------------

         This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

2.2      Binding Effect
         --------------

         This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Hummingbird, (ii) Parent and Acquisition Sub, (iii) all Shareholders and beneficial owners of Hummingbird Shares and (iv) all registered and beneficial owners of Hummingbird Options.

2.3      Arrangement
         -----------

         Commencing at the Effective Time, the following events set out in this
Section 2.3 shall occur and shall be deemed to occur consecutively in the order and at the times set out in this Section 2.3 without any further authorization, act or formality (subject to the order of Sections 2.3(b) and 2.3(c) being reversed if so requested by Parent in the notice referred to in Section 2.3(a) below):

         (a) If Parent has provided written notice to Hummingbird of Parent's request for the Loan Alternative at least ten business days prior to the Effective Time and such notice sets out the Loan Amount, the Share Loan Amount and the Option Loan Amount, then effective at the Effective Time, (i) if the Share Loan Amount is not $0, Hummingbird shall cause Lender Sub to loan an amount equal to the Share Loan Amount to Acquisition Sub, and Acquisition Sub shall deliver to Lender Sub a duly issued and executed promissory note (the "Lender Sub Share Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of paying a portion of the aggregate Purchase Price for the Hummingbird Shares, (ii) Hummingbird shall cause Lender Sub to loan an amount equal to the Option Loan Amount to Hummingbird, and Hummingbird shall deliver to Lender Sub a duly issued and executed promissory note (the "Lender Sub Option Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of making the payments contemplated by
               Section 2.3(b)(i), and (iii) the Maximum Cash Amount held by the Depositary shall cease to be held in escrow and shall be held in a segregated account by the Depositary for the exclusive purpose of paying a portion of the aggregate Purchase Price for the Hummingbird Shares. If Parent has not provided written notice to Hummingbird of Parent's request for the Loan Alternative but Parent provides written notice to Hummingbird at least ten business days prior to the Effective Time that it wishes Acquisition Sub to fund Hummingbird to enable Hummingbird to make the payments contemplated by Section 2.3(b)(i), then effective at the Effective Time, Acquisition Sub shall loan an amount equal to the Option Loan Amount to Hummingbird, and Hummingbird shall deliver to Acquisition Sub a duly issued and executed promissory note (the "Acquisition Sub Option Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of making the payments contemplated by Section 2.3(b)(i).

         (b) Effective at one minute after the Effective Time (or, if specified in the notice referred to in Section 2.3(a) above, effective at two minutes after the Effective Time) each Hummingbird Option, notwithstanding any contingent vesting provisions to which it might otherwise have been subject, shall be deemed to be conditionally vested and exercisable only as part of the Arrangement and:

               (i) each Hummingbird Option shall be transferred by the Optionholder to Hummingbird in exchange for a cash payment from or on behalf of Hummingbird equal to the amount (if any) by which the Purchase Price exceeds the product of (x) the exercise price thereof (in Canadian dollars) multiplied by (y) the Exchange Factor, which amount shall be paid from the funds deposited with the Depositary under Section 2.3(a);

               (ii) each Hummingbird Option shall immediately be cancelled and all option agreements related thereto shall be terminated and the Optionholders shall thereafter have only the right to receive the consideration to which they are entitled pursuant to this Section 2.3(b) at the time and in the manner specified in Article 4; and

               (iii) the Hummingbird Stock Option Plan shall be terminated and none of Hummingbird or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to this Section 2.3(b).

         (c) Effective at two minutes after the Effective Time (or, if specified in the notice referred to in Section 2.3(a) above, effective at one minute after the Effective Time), each Hummingbird Share outstanding immediately prior to the Effective Time shall be transferred to Acquisition Sub in exchange for the Purchase Price from Acquisition Sub, which amount shall be paid from the funds deposited with the Depositary under Sections 2.3(a)(i) and (iii), and the names of the holders of such Hummingbird Shares transferred to Acquisition Sub shall be removed from the applicable registers of Shareholders, and Acquisition Sub shall be recorded as the registered holder of the Hummingbird Shares so acquired and shall be deemed the legal and beneficial owner thereof; subject to the right of Dissenting Holders to be paid the fair value of the Hummingbird Shares held prior to the Effective Time by such Dissenting Holders in accordance with Section 3.1.

         (d) Effective at three minutes after the Effective Time, all directors of Hummingbird shall cease to be directors and the following persons shall become the directors of Hummingbird (the "New Directors"): John Shackleton, Paul McFeeters and John Trent.

                                    ARTICLE 3
                                RIGHTS OF DISSENT

3.1      Rights of Dissent
         -----------------

         (a) A Shareholder may exercise rights of dissent (the "Dissent Rights") pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 in connection with the Arrangement; provided, however, that, (i) notwithstanding subsection 190(5) of the CBCA, any written objections to the Arrangement Resolution must be received by Hummingbird not later than 5:00 p.m. (Toronto time) on the day which is two Business Days preceding the Meeting, and (ii) notwithstanding section 190 of the CBCA, Acquisition Sub and not Hummingbird shall be required to pay fair market value for the Hummingbird Shares held by holders who duly exercise Dissent Rights. A Shareholder who duly exercises such Dissent Rights and who:

               (i) is ultimately entitled to be paid fair value for its Hummingbird Shares shall be deemed to have transferred such Hummingbird Shares to Acquisition Sub on the Effective Date contemporaneously with the event described in Section 2.3(d) in exchange for the fair value of such Hummingbird Shares; or

               (ii) is ultimately not entitled, for any reason, to be paid fair value for its Hummingbird Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

         (b) In no circumstances shall Parent, Acquisition Sub, Hummingbird or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Shareholder of those Hummingbird Shares in respect of which such rights are sought to be exercised.

         (c) For greater certainty, in no case shall Parent, Acquisition Sub, Hummingbird or any other Person be required to recognize a Dissenting Holder as a Shareholder after the Effective Time, and the name of each Dissenting Holder shall be deleted from the register of Shareholders on the Effective Date at the same time as the events described in Section 2.3(d) occur.

                                    ARTICLE 4
                            CERTIFICATES AND PAYMENTS

4.1      Letter of Transmittal
         ---------------------

         At the time of mailing the Circular or as soon as practicable thereafter, Hummingbird shall forward to each Shareholder and each Optionholder at the address of such holder as it appears on the register maintained by or on behalf of Hummingbird in respect of the holders of Hummingbird Shares or Hummingbird Options, as the case may be, a letter of transmittal in the case of the holders of Hummingbird Shares and, in the case of Optionholders, instructions for obtaining delivery of the consideration payable to Optionholders following the Effective Date pursuant to this Plan of Arrangement.

4.2      Exchange of Certificates for Cash
         ---------------------------------

         (a) At or before the Effective Time, Acquisition Sub shall deposit the Maximum Cash Amount with the Depositary to be held in escrow until Section 2.3(a) takes effect. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Hummingbird Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder as soon as practicable after the Effective Time, a cheque representing the cash which such

               Shareholder has the right to receive under the Arrangement for such Hummingbird Shares, less any amounts withheld pursuant to
               Section 4.4, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Acquisition Sub.

         (b) Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented any Hummingbird Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.2, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Hummingbird Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Hummingbird, Parent or Acquisition Sub. On such anniversary date, all certificates representing Hummingbird Shares shall be deemed to have been surrendered to Acquisition Sub and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to Hummingbird.

         (c) On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of Hummingbird to each Optionholder as reflected on the books and records of Hummingbird a cheque representing the payment to which such holder is entitled in accordance with Section 2.3(b) of this Plan of Arrangement, against receipt of such documentation as Parent or Hummingbird may reasonably require acknowledging the transfer and termination of the Hummingbird Options held by such Optionholder.

         (d) Any payment made by way of cheque by the Depositary on behalf of Acquisition Sub or Hummingbird that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder or Optionholder to receive the consideration for Hummingbird Shares or Hummingbird Options, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Hummingbird for no consideration.

4.3      Lost Certificates
         -----------------

         In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Hummingbird Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Hummingbird and the Depositary in such sum as Hummingbird may direct, or otherwise indemnify Hummingbird in a manner satisfactory to

Hummingbird, against any claim that may be made against Acquisition Sub and Hummingbird with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4      Withholding Rights
         ------------------

         Hummingbird, Acquisition Sub, Parent and the Depositary and any affiliate of Hummingbird shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder or Optionholder such amounts as Hummingbird, Acquisition Sub, Parent or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Hummingbird Shares or Hummingbird Options in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

                                  ARTICLE 5
                                  AMENDMENTS

5.1      Amendments to Plan of Arrangement
         ---------------------------------

         (a) Hummingbird may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing,
               (ii) approved by Parent and Acquisition Sub, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

         (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hummingbird at any time prior to the Meeting (provided that Parent and Acquisition Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

         (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to by each of Hummingbird, Parent and Acquisition Sub (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.

         (d) This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.3 in accordance with the terms of the Arrangement Agreement.

         (e) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this

               Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

                                  ARTICLE 6
                              FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act, authorization or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

                               PLAN OF ARRANGEMENT

                                   APPENDIX A

                             FORM OF PROMISSORY NOTE
                             -----------------------

                                 Promissory Note
                                 ---------------

Date: o

                  FOR VALUE RECEIVED the undersigned unconditionally promises to pay on demand to o (the "Lender") or anyone else who the Lender may specify at o, or such other place as the Lender may direct in writing, the sum of $o with interest calculated daily from the date of this promissory note on the outstanding balance of such sum and payable monthly on the last day of each month at the same place, both before and after demand, default and judgment, at a nominal annual rate of interest equal to o percent and with interest on overdue interest payable at the same time, place and rate.

                  The undersigned agrees to provide the Lender with a written acknowledgement of its indebtedness to the Lender hereunder within thirty (30) days prior to each anniversary of this promissory note or as otherwise requested by the Lender from time to time.

                  This promissory note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province. The undersigned waives presentment for payment, notice of dishonour, protest and notice of protest in respect of this promissory note. This promissory note shall become effective when it has been executed and delivered. Time shall be of the essence of this promissory note in all respects. This promissory note constitutes the entire agreement of the parties pertaining to the indebtedness evidenced by this promissory note and supersedes all prior agreements, understandings, negotiations and discussions with respect to such indebtedness, whether oral or written.

                                       [BORROWER]


                                       By:
                                              ---------------------------------
                                       Name:
                                       Title:

                                   SCHEDULE D


                     HOLDING COMPANY PARTICIPATION AGREEMENT
                     ---------------------------------------

         THIS AGREEMENT made the o day of o , 2006.

BETWEEN:

                         o ,

                         a corporation incorporated under the Canada Business Corporations Act

                         (hereinafter referred to as "HoldCo")

                                  - and -

                         o ,

                         the sole shareholder of HoldCo, [a corporation incorporated established under the laws of o ]

                         (hereinafter referred to as the "Vendor")

                                  - and -

                         HUMMINGBIRD LTD.,

                         a corporation incorporated under the Canada Business Corporations Act

                         (hereinafter referred to as "Hummingbird")

                                  - and -

                         OPEN TEXT CORPORATION

                         a corporation incorporated under the Canada Business Corporations Act

                         (hereinafter referred to as "Parent")

                                  - and -

                         6575064 CANADA INC.

                         a corporation incorporated under the Canada Business Corporations Act

                         (hereinafter referred to as "Acquisition Sub")

WHEREAS pursuant to an arrangement agreement made as of o , 2006 (the "Arrangement Agreement") between Parent, Acquisition Sub and Hummingbird, Acquisition Sub will acquire all of the outstanding common shares of Hummingbird;

AND WHEREAS a shareholder who owns Hummingbird common shares directly or indirectly through one or more Canadian holding companies may choose to transfer to Hummingbird all of the issued and outstanding shares of a holding company holding Hummingbird common shares in return for new Hummingbird common shares issued from treasury (the "Holding Company Alternative");

AND WHEREAS the Vendor is the registered and beneficial owner of all of the issued and outstanding common shares of HoldCo;

AND WHEREAS HoldCo is the registered and beneficial owner of Hummingbird Shares;

NOW THEREFORE in consideration of the respective covenants and agreement herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties hereto), the parties hereby agree as follows:

                                  ARTICLE 1
                                INTERPRETATION

1.1      Defined Terms

In this Agreement, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Arrangement Agreement. The following terms shall have the respective meanings set out below:

         (a)   "Claim" has the meaning set out in Section 6.2;

         (b) "Closing Date" means the date on which the Closing Time occurs; INTD: No later than 5 business days prior to Effective Date

         (c)   "Closing Time" has the meaning set out in Section 5.1;

         (d) "Contract" means any agreement, indenture, contract, deed of donation, lease, deed of trust, licence, option, instrument or other commitment or undertaking, whether written or oral;

         (e)   "Direct Claim" has the meaning set out in Section 6.2;

         (f)   "HoldCo Documents" has the meaning set out in Section 4.1;

         (g) "HoldCo Shares" means all of the issued and outstanding common shares in the capital of HoldCo;

         (h)   "Indemnified Party" has the meaning set out in Section 6.2;

         (i)   "Indemnifying Party" has the meaning set out in Section 6.2;

         (j) "ITA" means the Income Tax Act (Canada), as amended from time to time;

         (k)   "Liabilities" has the meaning set out in Section 6.1;

         (l) "Reorganization" means the Agreements and transactions set forth in Schedule

         (m) "Subject Shares" means the o Hummingbird Shares currently owned beneficially and of record by HoldCo;

         (n) "Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

         (o) "Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums or contributions;

         (p)   "Third Party" has the meaning set out in Section 6.4;

         (q)   "Third Party Claim" has the meaning set out in Section 6.2;
               and

1.2      Sections and Headings

The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to a Section refers to the specified Section of this Agreement. Whenever the word "including" is used it means including without limitation.

1.3      Currency

All amounts in this Agreement are expressed in Canadian dollars.

1.4      Number, Gender and Persons

In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, shareholders, unincorporated organizations, governmental bodies and other legal or business entities.

1.5      Applicable Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.

1.6      Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.7      Amendment and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

1.8      Entire Agreement

This Agreement including the Schedule(s) hereto constitutes the entire agreement between the parties pertaining to the subject matter of such documents. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with the subject matter of such documents except as specifically set forth or referred to in such documents.

                                  ARTICLE 2
                      PURCHASE AND SALE OF HOLDCO SHARES

2.1      Purchase and Sale of HoldCo Shares

Subject to the terms and conditions hereof, the Vendor covenants and agrees to sell, assign and transfer to Hummingbird and Hummingbird agrees to purchase from the Vendor at the Closing Time all of the HoldCo Shares in consideration for the issuance and the allotment by Hummingbird to the Vendor of o fully paid and non-assessable Hummingbird Shares (the "New Hummingbird Shares"). [Note to
Draft: The number of Subject Shares owned by HoldCo will be equal to the number of New Hummingbird Shares.]

2.2      Listing of New Hummingbird Shares

Hummingbird shall use commercially reasonable efforts cause the New Hummingbird Shares to be listed for trading on the Toronto Stock Exchange as soon as possible after the Closing Time.

2.3      Expenses

The Vendor shall be responsible for all costs and expenses (including counsel's fees and expenses and fees and expenses of auditors) incurred by HoldCo, Parent, Acquisition Sub or Hummingbird respectively, in connection with the negotiation and settlement of this Agreement and the transactions contemplated hereby.

                                  ARTICLE 3
                        REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of the Vendor

The Vendor hereby represents, warrants and covenants to Parent, Acquisition Sub and Hummingbird as follows, and hereby acknowledges that Parent, Acquisition Sub and Hummingbird are relying on such representations, warranties and covenants in connection with the purchase by Hummingbird of the HoldCo Shares:

         (a) the execution and delivery of this Agreement by the Vendor and HoldCo and the completion by the Vendor and HoldCo of the transactions contemplated hereby:

               (i) do not and will not conflict with, result in the breach of or constitute a default under the articles, by-laws or resolutions of the Vendor (if applicable) or HoldCo, or any Contract to which the Vendor or HoldCo is a party or is otherwise bound; and

               (ii) do not and will not violate any law or any judicial or administrative award, judgment or decree binding upon the Vendor or HoldCo;

         (b) the Vendor is not a non-resident of Canada within the meaning of the ITA or any applicable provincial or territorial legislation;

         (c) HoldCo is a corporation duly incorporated on o [Note: Must be incorporated after o , 2006] and HoldCo is duly incorporated and organized and validly existing and in good standing under the Canada Business Corporations Act, and has the corporate power to enter into and perform its obligations under this Agreement;

         (d) [the Vendor is a corporation duly incorporated on o and the Vendor is duly incorporated and organized and validly existing and in good standing under the o Act, and has the corporate power to enter into and perform its obligations under this Agreement];

         (e) this Agreement has been duly executed and delivered by each of the Vendor and HoldCo and is a valid and binding obligation of each of the Vendor and HoldCo enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and provided that equitable remedies will only be awarded in the discretion of a court of competent jurisdiction;

         (f) no person has any Contract, entitlement, warrant or option or any right capable of becoming a Contract, entitlement, warrant or option whether under statute or otherwise for the purchase from the Vendor of any of the HoldCo Shares or from HoldCo of any HoldCo Shares or of any of the Subject Shares;

         (g) the authorized share capital of HoldCo consists solely of an unlimited number of common shares, of which o common shares, being all of the HoldCo Shares, are validly issued and outstanding as fully paid and non-assessable shares;

         (h) all of the HoldCo Shares are registered in the name of, and are beneficially owned by the Vendor with good and marketable title thereto free and clear of any Liens;

         (i) upon completion of the transactions contemplated hereby, Hummingbird will acquire the sole ownership of all of the HoldCo Shares with good and marketable title thereto free and clear of any Liens;

         (j) HoldCo is the sole registered and beneficial owner of the Subject Shares, all of which are held and owned by HoldCo with good and marketable title thereto free and clear of any Liens;

         (k) since its incorporation, the sole activity of HoldCo has been the entering into and performance under this Agreement;

         (l) HoldCo does not own or hold and has never owned or held any property or assets or any interests therein of any nature or kind whatsoever other than the Subject Shares and HoldCo has never carried on nor currently carries on any active business;

         (m) HoldCo has no obligations or liabilities (whether actual or contingent) including indebtedness to any person including, without limitation, any liabilities in respect of Taxes of any nature or kind whatsoever, or in respect of any judgments, orders, fines, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign;

         (n) HoldCo has not, and at the Closing Date will not have, declared or paid any dividends, except through one or more increases to the stated capital account maintained in respect of its common shares as contemplated by Schedule A, or made any distribution in respect of any of its shares or repurchased, redeemed or otherwise acquired any of its shares;

         (o) the paid-up capital for purposes of the ITA and any applicable provincial or territorial legislation in respect of the HoldCo Shares is $o;

         (p) HoldCo has no subsidiaries and is not a party to, bound by or affected by any Contract;

         (q) HoldCo has no employees and its directors and officers receive no remuneration or compensation from HoldCo;

         (r) HoldCo has not paid any amounts to any non-residents of Canada within the meaning of the ITA;

         (s) HoldCo is not a partner, co-tenant, joint venturer or otherwise a participant in any partnership, joint venture, co-tenancy or other jointly owned business;

         (t) there are no claims, investigations, actions, suits or proceedings commenced, pending or threatened by, against or affecting: (i) HoldCo, whether at law or in equity before any Governmental Entity; or (ii) the Vendor, whether at law or in equity before any Governmental Entity, that would adversely affect in any manner the ability of the Vendor to enter into this Agreement and perform its obligations hereunder;

         (u) both HoldCo and the Vendor are in full compliance with all laws, rules or regulations to which they are subject (including all laws, rules and regulations relating to its ownership of the Subject Shares);

         (v) no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, or notification to any Governmental Entity or other person is required to be made or obtained by the Vendor or HoldCo in connection with the execution, delivery, performance or enforcement of this Agreement;

         (w) HoldCo does not maintain any depository account, trust account or safety deposit box and has not granted any powers of attorney;

         (x) the books and records of HoldCo fairly and correctly set out and disclose in all respects, in accordance with generally accepted accounting principles in Canada consistently applied, the financial position of HoldCo as of the date hereof and all financial transactions of HoldCo have been accurately recorded in such books and records;

         (y) the corporate records and minute books of HoldCo contain complete and accurate minutes of all meetings or resolutions of the directors and shareholders of HoldCo held since its incorporation and all such meetings were duly called and held and the share certificate books, register of shareholders, register of transfers and register of directors and officers of HoldCo are complete and accurate;

         (z) the Subject Shares are not subject to any contractual or other restrictions (including on transferability or voting) and neither the Vendor nor HoldCo is a party to or otherwise bound by any agreement (including a voting trust or similar agreement) in respect of the Subject Shares;

         (aa) the HoldCo Shares are not subject to any contractual or other restrictions (including on transferability or voting) and neither the Vendor nor HoldCo is a party to or otherwise bound by any agreement (including a voting trust or similar agreement) in respect of the HoldCo Shares;

         (bb) all issuances and transfers of HoldCo Shares, including the transfer of HoldCo Shares contemplated hereunder, have been and will be made in compliance with applicable law and have not conflicted, resulted in the breach of or constituted, and will not conflict with, result in the breach of or constitute a default under the articles, by-laws or resolutions of HoldCo, or any Contract to which HoldCo or the Vendor was or is a party or was or is otherwise bound, and did not, do not and will not violate any law or any judicial or administrative award, judgment or decree binding upon HoldCo or the Vendor;

         (cc)  with respect to tax matters:

               (i) HoldCo has duly and in a timely manner filed its Tax Returns with the appropriate taxing or other governmental authority or agency or if not timely filed has paid any penalties imposed as a result thereof and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon;

               (ii) HoldCo has duly and in a timely manner paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it and Taxes that are not yet due and payable and that relate to periods ending on or prior to the Closing Date;

               (iii) HoldCo has duly and timely withheld from any amount paid or credited by it to or for the benefit of any person, the amount of all Taxes and other deductions required by applicable Law, rule or regulation or the administration thereof, to be withheld from such amount and has duly and timely remitted the same to the appropriate taxing or other Governmental Entity;

               (iv) there are no actions, suits, proceedings, investigations, audits, assessments or reassessments or claims now pending or (after due inquiry) threatened against HoldCo in respect of any Taxes and there are no matters under discussion, audit or appeal with any taxing or other governmental authority or agency relating to Taxes;

               (v) HoldCo has not requested, nor entered into, any agreement or other arrangement or executed any waiver providing for, an extension of time within which: (A) to file any Tax Return covering any Taxes for which HoldCo is or may be liable, (B) to file any elections, designations or similar things relating to Taxes for which HoldCo is or may be liable, (C) HoldCo is required to pay or remit any Taxes or amounts on account of Taxes, or (D) any taxing or other governmental authority or agency may assess or collect Taxes for which HoldCo is or may be liable;

               (vi) except as provided in Section 3.1 (q)(ii), HoldCo has not paid or credited to or for the account or benefit of any person, including, without limitation, any of its directors or any non-resident person, any amounts which under any applicable law, rule or regulation would require any Taxes or other deductions to be withheld therefrom;

               (vii) HoldCo is a resident of Canada and is a taxable Canadian corporation for the purposes of the ITA and is not a non-resident owned investment corporation for the purposes of the ITA;

               (viii)   no amount has been deducted under paragraph 53(2)(g.
                        1) of the ITA in computing the adjusted cost based to HoldCo of the Subject Shares at any time;

               (ix) the Subject Shares have an adjusted cost base (as such term is defined in the ITA) to HoldCo of $o per share;

               (x) for purposes of the ITA, the cost to Hummingbird of the HoldCo Shares will be greater than or equal to the paid-up capital of such shares;

               (xi) the Subject Shares are capital property to HoldCo for the purposes of the ITA and any applicable provincial or territorial legislation;

               (xii) HoldCo has not been a party to any transactions with any person with whom it did not deal at arm's length within the meaning of the ITA which would result in any liability for Taxes under the provisions of section 160 of the ITA or an analogous provision of any applicable provincial or territorial legislation;

               (xiii) the HoldCo Shares are not "taxable preferred shares" for purposes of the ITA;

         (dd) no person has taken or will take any action in connection with any rights to dissent in respect of the Subject Shares; and

         (ee) none of the foregoing representations, warranties and statements of fact contains any untrue statement of fact or omits to state any material fact necessary to make any such statement or representation not misleading to a prospective purchaser of the HoldCo Shares seeking full information as to HoldCo, its property, business and affairs.

3.2      Representations and Warranties of Hummingbird
         ---------------------------------------------

Hummingbird hereby represents and warrants to the Vendor and HoldCo as follows and hereby acknowledges and confirms that the Vendor and HoldCo are relying on such representations and warranties in connection with the sale of the HoldCo
Shares:

         (a) Hummingbird is a corporation incorporated and validly existing under the laws of Canada and has the corporate power to enter into and perform its obligations under this Agreement; and

         (b) this Agreement has been executed and delivered by Hummingbird and is a valid and binding obligation of Hummingbird enforceable against Hummingbird in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and provided that equitable remedies will only be awarded in the discretion of a court of competent jurisdiction.

                                  ARTICLE 4
                                  COVENANTS

4.1      Availability of HoldCo Documents

The Vendor shall forthwith make available to Hummingbird, Parent and their respective authorized representatives all minute books, share certificate books, share registers, books of account, accounting records, corporate documents and all other books or records, documents, information or data relating to HoldCo (collectively, the "HoldCo Documents"). If the transactions contemplated herein are not completed for any reason, Parent, Acquisition Sub and Hummingbird agree that, except as authorized by the Vendor or as required by applicable law, Parent, Acquisition Sub and Hummingbird and any of their respective representatives will not disclose to any Third Party any confidential information or data relating to HoldCo or the Vendor discovered by Parent, Acquisition Sub and Hummingbird or their respective representatives as a result of their review of the HoldCo Documents.

4.2      Compliance with the Law

The parties shall comply with all applicable securities and other laws of Canada and the provinces in connection with the sale of the HoldCo Shares to Hummingbird.

4.3      Directors and Officers

All officers and directors of HoldCo shall resign as at the Closing Date and Hummingbird shall cause the filing of the Form 6 with Industry Canada.

4.4      Financial Statements

The Vendor shall provide all reasonable assistance to Hummingbird and Parent to enable all financial statements of HoldCo for all fiscal years ending immediately before the Closing Time to be prepared.

4.5      Tax Returns

The Vendor further agrees that it will, at its own cost and expense, duly and timely file all Tax Returns of HoldCo not yet filed for all periods ending on or prior to the Closing Date, that such returns as filed will be complete and correct, that such returns will be approved by Parent and Hummingbird as to form and substance, that all Taxes payable by HoldCo in respect of such periods shall be paid on a timely basis by the Vendor, that copies of all returns filed will be provided to Hummingbird and Parent forthwith after they have been filed and that in any event all such Tax Returns will be filed and all Taxes payable pursuant thereto will be paid at the latest two months after the Closing Date.

4.6      Elections

In connection with the transfer of the HoldCo Shares to Hummingbird, the Vendor and Hummingbird undertake and agree to make joint elections under subsection 85(1) of the ITA (and any analogous provision of any applicable provincial or territorial legislation) such that the Vendor's proceeds of disposition and the cost to Hummingbird of the HoldCo Shares will be $o, subject to the provisions respectively of subsection 85(1) of the ITA (and any analogous provision of any applicable provincial or territorial legislation); provided that the agreed amount in such elections will be such an amount as ensures that, for purposes of the ITA, the cost to Hummingbird of such HoldCo Shares shall be greater than or equal to the paid-up capital of such shares.

Hummingbird shall have no liability whatsoever for the proper completion of or timely filing of such election forms which shall be prepared at the expense of and by the Vendor. The Vendor shall deliver such election forms to Hummingbird on the Closing Date, and Hummingbird agrees to sign properly completed forms and return them to the Vendor within three Business Days of receipt.

The Vendor and Hummingbird shall ensure that all such elections, and any other elections to which Hummingbird or HoldCo is a party in respect of transactions occurring on or prior to the Closing Date, will be filed on or prior to the Business Day prior to the Effective Date.

4.7      Winding Up

The Vendor acknowledges that Hummingbird will, prior to the Effective Time, cause HoldCo to be wound-up for purposes of the ITA (having regard to the published administrative policy of the Canada Revenue Agency), and all Subject Shares owned at any time by HoldCo shall have been distributed by HoldCo to Hummingbird on such winding-up, and all such Subject Shares shall have been cancelled and shall no longer be outstanding at the Effective Time.

4.8      Documents

The Vendor and HoldCo shall consider and accept all reasonable comments and requests from each of Hummingbird and Parent in respect of, and make the corresponding changes to, any and all draft documents and other instruments that, in their final form, are executed and delivered prior to, at, or following closing of the transactions contemplated hereunder.

                                  ARTICLE 5
                                   CLOSING

5.1      Place of Closing

The closing shall take place on o at the offices of Osler, Hoskin & Harcourt,LLP at 10:00 a.m. (Toronto time) (the "Closing Time"), or at such other time and place as the parties may in writing agree.

5.2      Conditions of Closing for Benefit of Each of Hummingbird and Parent

The purchase and sale of the HoldCo Shares is subject to the following terms and conditions for the exclusive benefit of each of Hummingbird and Parent, to be fulfilled or performed at or prior to the Closing Time:

         (a) the representations and warranties of the Vendor contained in this Agreement shall be true and correct at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate of an officer or other duly authorized representative of the Vendor dated as of the Closing Date to that effect shall have been delivered by the Vendor at the Closing Time, in form and substance satisfactory to each of Hummingbird and Parent;

         (b) all of the obligations and covenants contained in this Agreement to be complied with or performed by the Vendor and HoldCo at or before the Closing Time shall be complied with or performed to the satisfaction of each of Hummingbird and Parent;

         (c) without limiting the generality of the foregoing conditions set out in Section 5.2(a) and 5.2(b), the results of the review of the HoldCo Documents provided for in Section 4.1 shall be satisfactory to each of Hummingbird and Parent, and all necessary proceedings (including corporate proceedings) or other actions of the Vendor and HoldCo in connection with this Agreement shall have been taken to the satisfaction of each of Hummingbird and Parent, and certified or other copies dated as of the Closing Date and otherwise acceptable to each of Hummingbird, Parent and their respective counsel shall have been provided of all resolutions and documents of HoldCo relating thereto;

         (d) the minute books and all corporate records of HoldCo including copies of all filings made with any governmental or regulatory body shall have been delivered to Hummingbird;

         (e) there shall have been provided such security, if any, in favour of each of Parent, Acquisition Sub and Hummingbird and their directors, officers, employees, advisors and agents (including but not limited to a guarantee in the form set out in Schedule "B" to this agreement from one or more of the shareholders of the Vendor, if applicable, and any security therefor), in the form satisfactory to each of Hummingbird and Parent, which either of Hummingbird or Parent may require in respect of the representations, warranties, obligations, and covenants of the Vendor and HoldCo contained in this Agreement in order to secure the indemnity obligations of the Vendor and HoldCo under Article 6 (the "Security");

         (f) any exemptions requested, or in the opinion of Parent, desirable, from any applicable Canadian securities regulatory authority in connection with the transactions contemplated hereby have been obtained and are of full force and effect;

         (g) the Arrangement Agreement has not been terminated in accordance with its terms;

         (h) each of Vendor and HoldCo shall have provided to each of Hummingbird and Parent and Acquisition Sub an opinion of counsel dated as of the Closing Date acceptable to each of Hummingbird and Parent as to such matters as may be requested by either Hummingbird or Parent, acting reasonably, including the due incorporation and organization of each of the Vendor and HoldCo and any person executing and delivering the Security (the "Debtor"), the power and capacity of the Debtor, the Vendor and HoldCo, the due authorization by the Debtor, the Vendor and HoldCo of the transactions contemplated by this Agreement including the Reorganization, the due execution and delivery by the Vendor and HoldCo of this Agreement and any other material documents required to be executed in connection herewith, including the Reorganization, the due execution and delivery by the Debtor of the Security and related documents, the legal, valid and binding nature of the obligations of the Vendor and HoldCo under this Agreement and such other documents and of the Debtor under the Security and related documents, the enforceability of this Agreement and such other documents against the Vendor and HoldCo in accordance with their terms and of the Security and related documents against the Debtor in accordance with its terms, the authorized and issued share capital of HoldCo, the HoldCo Shares being duly issued and fully paid and non-assessable shares and registered in the name of Hummingbird on the Closing Date and compliance with applicable laws by the Debtor, Vendor and HoldCo relating to the Holding Company Alternative, such opinion to be in such form and subject to such customary qualifications and exceptions as are acceptable to the respective counsel for Hummingbird and Parent, acting reasonably;

         (i) all documents and instruments executed and delivered by the Vendor and/or HoldCo in connection with the transactions contemplated hereunder at or prior to the Closing Time, the Security and related documents, if any, executed and delivered at or prior to the Closing Time, and all actions taken or proposed to be taken by any person or entity other than Parent or Acquisition Sub in connection with the transactions contemplated hereunder (including the Reorganization and the Winding-Up) shall be in form and substance acceptable to each of Hummingbird and Parent;

         (j) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the transactions contemplated by this Agreement (including the Reorganization and Winding-Up) illegal or otherwise preventing or prohibiting consummation of such transactions, and no Governmental Entity (including for the avoidance of doubt the Canada Revenue Agency and any applicable provincial or territorial taxing authority) shall have enacted, issued, promulgated, enforced or entered any Law which is or is proposed to be then in effect, or changed or introduced any administrative policy or assessing practice, the result of which has caused or, in the opinion of either Hummingbird or Parent, in their respective sole discretion, could cause the transactions contemplated by this Agreement (including the Reorganization and Winding-Up) to have an adverse effect on any of HoldCo, Hummingbird, Acquisition Sub or Parent; and

         (k) there shall not be pending or threatened by or before any Governmental Entity any proceeding the result of which has caused or, in the opinion of either Hummingbird or Parent, in their respective sole discretion, could cause the transactions contemplated by this Agreement (including the Reorganization and Winding-Up) to have an adverse effect on any of HoldCo, Hummingbird, Acquisition Sub or Parent.

5.3      Conditions for the Benefit of the Vendor

The purchase and sale of the HoldCo Shares is subject to the following terms and conditions for the exclusive benefit of the Vendor, to be fulfilled or performed at or prior to the Closing Time:

         (a) the representations and warranties of Hummingbird contained in this Agreement shall be true and correct in all material respects at the Closing Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate of a senior officer of Hummingbird dated as of the Closing Date to that effect shall have been delivered by Hummingbird at the Closing Time;

         (b) all of the obligations and covenants contained in this Agreement to be complied with or performed by Hummingbird at or before the Closing Time shall be complied with or performed in all material respects;

         (c) any exemptions required from any applicable Canadian securities regulatory authority in connection with the transactions contemplated hereby have been obtained and are of full force and effect; and

         (d) the Arrangement Agreement has not been terminated in accordance with its terms.

5.4      Closing Deliveries

         (a) At the Closing Time, the Vendor shall deliver to each of Hummingbird and Parent:

               (i) certificates representing the HoldCo Shares duly endorsed by the Vendor for transfer to Hummingbird;

               (ii) certificates representing the Subject Shares registered in the name of HoldCo;

               (iii)    the HoldCo Documents;

               (iv)     the certificates referred to in Section 5.2(a);

               (v) the certified copies of the resolutions and documents of HoldCo referred to in Section 5.2(c); and

               (vi) the resignations of, and the unconditional release of HoldCo and its past, present and future shareholders by, all directors and officers of HoldCo dated the Closing Date which shall take effect at the Closing Time in form and substance acceptable to each of Hummingbird and Parent;

and such other documents as Hummingbird or Parent may reasonably request including the guarantee and documents relating to any security referred to in
Section 5.2(e).

         (b)   At the Closing Time, Hummingbird shall deliver to the Vendor:

               (i)      the certificate referred to in Section 5.3(a); and

               (ii) certificates representing the New Hummingbird Shares registered in accordance with a letter of direction executed by the Vendor.

5.5      Further Assurances

The Vendor covenants and agrees that, from time to time, subsequent to the Closing Time, the Vendor will, at the request of any other party to this Agreement, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents, tax elections (or any amendment thereto) and other assurances and do all such other acts and things as any such requesting party, acting reasonably, may from time to time request to be executed or done in order to better evidence, perfect or effectuate any provision of this Agreement or any of the respective obligations intended to be created hereby.

                                  ARTICLE 6
                               INDEMNIFICATION

6.1      Obligations to Indemnify

The Vendor agrees to indemnify and save harmless Parent, Acquisition Sub, Hummingbird and HoldCo (and their directors and officers, employees, advisors and agents) from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, Taxes (whether or not such Taxes have been assessed or reassessed as at the date hereof), and any instalments with respect thereto, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (collectively "Liabilities") whether resulting from a breach of contract, by the commission of a fault or otherwise suffered or incurred by Parent, Acquisition Sub, Hummingbird and HoldCo (and their directors, officers, employees and agents), the whole to be computed on an after-tax basis, as a result of or arising directly or indirectly out of or in connection with:

         (a) any breach by the Vendor of any of its representations, warranties, obligations or covenants contained in this Agreement or any certificate or document delivered pursuant hereto;

         (b) any Liability sustained, incurred, assumed or acquired by HoldCo on or before, or related to any matter occurring on or before, the purchase of the HoldCo Shares hereunder; and

         (c) this Agreement and the transactions contemplated hereby (including the negotiation, execution, delivery and performance of this Agreement), the Reorganization or the Winding Up, including all Liabilities which, as a result of the Reorganization or Winding Up, are assumed or incurred by Parent, Acquisition Sub, Hummingbird and HoldCo.

6.2      Notice of Claim

In the event that a party to this Agreement (the "Indemnified Party") shall become aware of any claim, proceeding or other matter (a "Claim") in respect of which another party to this Agreement (the "Indemnifying Party") agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the gross negligence or wilful misconduct of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Liabilities incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis.

6.3      Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 30 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 30-day~ period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

6.4      Third Party Claims

With respect to any Third Party Claim, the Indemnified Party shall have the exclusive right, at the expense of the Indemnifying Party, to contest, settle or pay the amount claimed and to retain counsel and other experts or advisors selected by the Indemnified Party in its sole discretion in connection therewith; provided, however, that the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the Indemnifying Party shall remain liable for the settlement amount even if any such consent is not obtained for any reason. If the. Indemnified Party elects to assume such control, the Indemnifying Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defence of such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

6.5      Reduction, Set-off, Payment and Co-operation

The Indemnifying Party shall pay to the Indemnified Party all amounts for which the Indemnifying Party is liable pursuant to this Section 6 promptly after the Indemnified Party incurs the Liability in respect of which such liability arises. If such amount is not so paid, the Indemnified Party may deduct or set-off such amount from any obligation it may have to the Indemnifying Party. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

                                  ARTICLE 7
                                   RELEASE

7.1      Release

Each of the Vendor and HoldCo, together with their respective assigns, estates, heirs, executors, administrators and holders of any beneficial interest in any of them (i) grants to Parent, Acquisition Sub and Hummingbird (and their respective successors, assigns, parent companies, subsidiaries, affiliated companies, and all such entities' present and former directors, officers, employees, advisors and agents) a full and final release from any and all Liabilities suffered or incurred as a result of or with respect to or in any way connected with the transactions contemplated hereby including the computation of "safe income" for purposes of the ITA and any relevant provincial or territorial legislation and any information in that regard provided by any of Parent, Acquisition Sub and Hummingbird (and their respective directors, officers, employees, advisors and agents) to the Vendor, the adequacy or completeness of any such information or the failure of any of Parent, Acquisition Sub and Hummingbird (and their respective directors, officers, employees, advisors and agents) to provide information with respect to the transactions contemplated hereby; and (ii) acknowledges it has relied exclusively on its own tax advisors and has not received or relied upon any statements or representations whatsoever from Parent, Acquisition Sub, Hummingbird or their respective affiliates or advisors.

                                  ARTICLE 8
                        NON-COMPLETION OF ARRANGEMENT

8.1      Non-Completion

In the event the Arrangement Agreement is terminated with the result that the Transaction is not completed, the rights and benefits and obligations and responsibilities of Parent and Acquisition Sub contained in this Agreement shall automatically and without further action of the parties hereto terminate as of the same date as the termination of the Arrangement Agreement. In such event, Parent and Acquisition Sub shall have no right to enforce any such rights and benefits thereafter and this Agreement shall be read as if Parent and Acquisition Sub were not parties to the Agreement. Parent and Acquisition Sub shall have no liabilities in connection with this Agreement and shall maintain the benefit of the release of any indemnity for any costs incurred.

                                  ARTICLE 9
                                MISCELLANEOUS

9.1      Addresses for Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communications, addressed as follows:

         (a)      If to HoldCo:

                  o
                  Phone:  o
                  Fax:  o


                  Attention:  o
                  with a copy to:  o

                  o
                  Phone:  o
                  Fax:  o
                  Attention:  o


         (b)      if to the Vendor:

                  o
                  Phone:  o
                  Fax:  o

                  Attention:  o

                  with a copy to:  o

                  o

                  Phone:  o

                  Fax:  o

                  Attention:  o

         (c)      if to Hummingbird:

                  1 Sparks Avenue,
                  Toronto, Ontario
                  M2H2W1

                  Attention: Inder P.S. Duggal

                  Telephone: 416.496.2200
                  Facsimile: 416.496.2207

with a copy to:

         Skadden, Arps, Slate, Meagher & Flom LLP
         222 Bay Street, Suite 1750
         Toronto, Ontario
         M5K 1J5

         Attention:        Christopher W. Morgan
         Telephone:        416.777.4700
         Facsimile:        416.777.4747

with a copy to:

         Goodmans LLP
         250 Yonge Street, Suite 2400
         Toronto, Ontario, Canada M5B 2M6

         Attention:        Stephen Halperin/Michael Partridge
         Telephone:        416.597.4115/416.597.5498
         Facsimile:        416.979.1234

(d) if to Parent or Acquisition Sub:

         o

         Attention:        o
         Telephone:        o
         Facsimile:        o

with a copy to:

         o

         Attention:        o
         Telephone:        o
         Facsimile:        o

with a copy to:

         Osler, Hoskin & Harcourt LLP
         100 King Street West
         1 First Canadian Place
         Suite 6100, P.O. Box 50
         Toronto, Ontario
         M5X 1B8

         Attention:        o
         Telephone:        416.862.o
         Facsimile:        416.862-6666

9.2      Date of Notice

Any such notice or other communication shall be deemed to have been given and received on the date on which it was delivered or received (or, unless actually received by the addressee, if such day is not a Business Day at the place of receipt, on the next following Business Day).

9.3      Change of Address

Any party may at any time change its address for notice from time to time by giving notice to the other parties in accordance with Section 9.1.

9.4      Binding Nature of the Agreement

The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal personal representatives, successors and permitted assigns. This agreement may not be assigned by the Vendor or HoldCo without the prior written consent of Hummingbird and Parent.

9.5      Survival of Covenants, Representations and Warranties

The covenants, obligations and agreements to the extent that they have not been fully performed at or prior to the Closing Time, and the representations and warranties herein contained and in all certificates and documents delivered pursuant to or contemplated by this Agreement shall survive the consummation of the transactions contemplated hereby and shall continue in full force and effect following the Closing Time, without limitation of time, notwithstanding such closing nor any investigation made by or on behalf of the party entitled to the benefit thereof.

9.6      Counterparts and Facsimile

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument, and delivery of counterparts may be effected by means of a telecopied transmission.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above mentioned.

                                      [HOLDCO]


                                      By:
                                            ----------------------------------
                                            Name:  o
                                            Title: o


                                      [VENDOR]


                                      By:
                                            ----------------------------------
                                            Name:  o
                                            Title: o

                                      HUMMINGBIRD LTD.


                                      By:
                                            ----------------------------------
                                            Name:  o
                                            Title: o


                                      OPEN TEXT CORPORATION

                                      By:
                                            ----------------------------------
                                            Name:  o
                                            Title: o


                                      6575064 CANADA INC.


                                      By:
                                            ----------------------------------
                                            Name:  o
                                            Title: o

                                  SCHEDULE "A"

The following is a list of agreements and transactions intended to implement the Holding Company Alternative:

         (i) the transfer by the Vendor to HoldCo of the Subject Shares in exchange for o common shares in the capital of HoldCo on a tax-deferred basis (to the extent possible) pursuant to subsection 85(1) of the ITA (and any analogous provision of any applicable provincial or territorial legislation);

         (ii) HoldCo Will implement one or more increases to the stated capital account maintained in respect of its common shares; and

         (iii) the transfer by the Vendor to Hummingbird of all of the HoldCo Shares pursuant to this Holding Company Participation Agreement.

                                 SCHEDULE "B"

                                  GUARANTEE

THIS GUARANTEE, dated as of June o, 2006, made by [Full legal name of guarantor] (the "Guarantor"), with its [address/principal place of business] at o, in favour of HUMMINGBIRD LTD. ("Hummingbird"), with its principal place of business at 1 Sparks Avenue, Toronto, Ontario M2H 2W1, OPEN TEXT CORPORATION ("Parent"), 6575064 CANADA INC. ("Acquisition Sub") and the directors officers, employees and agents (collectively the "Related Parties") of Hummingbird, Parent and Acquisition Sub (Hummingbird, Parent, Acquisition Sub and the Related Parties, together in each case with their respective successors and assigns, being collectively the "Creditors" and individually a "Creditor"),

WHEREAS:

A. o ("HoldCo"), o ("Vendor", and collectively with HoldCo, the "Debtors") Hummingbird, Parent and Acquisition Sub are parties to a Holding Company Participation Agreement dated as of o, 2006 (such agreement as it may from time to time be supplemented, amended, consolidated or restated being the "Participation Agreement") providing for the purchase by Hummingbird from the Vender of the issued and outstanding common shares of HoldCo in consideration for the issue and allotment by Hummingbird to HoldCo of fully paid and non-assessable common shares of Hummingbird.

B.       The Guarantor directly or indirectly owns [shares] of the Vendor.

C. A condition to Hummingbird completing the transactions provided for under the Participation Agreement is that the Guarantor execute and deliver this guarantee.

D. All capitalized terms used but not defined in this guarantee have the meanings specified in the Participation Agreement.

THIS GUARANTEE WITNESSES THAT, in consideration for Hummingbird completing the transactions provided for under the Participation Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor agrees to, with and in favour of each of the Creditors as follows:

         1. Guarantee: The Guarantor hereby unconditionally and irrevocably guarantees to each of the Creditors the due and punctual payment and performance in full of all present and future indebtedness, liabilities and obligations of each of the Debtors under, pursuant to or in respect of the Participation Agreement and all certificates and documents delivered by each of the Debtors pursuant thereto or in connection therewith (collectively the "Participation Documents") (including without limitation all such indebtedness, liabilities and obligations arising as a result of, in connection with or in respect of a breach of covenant, or a breach of a representation or warranty, by a Debtor under a Participation Document or arising pursuant to or in respect of any indemnity liability or obligation of a Debtor contained in a Participation Document), and any ultimate unpaid balance thereof (collectively the "Liabilities").

         2. Demand for Payment: The Guarantor shall from time to time pay to Hummingbird for the account of the Creditors forthwith after written demand on the Guarantor from Hummingbird, at the address specified in such demand, the amount of the liability of the Guarantor hereunder specified in such demand (the Guarantor acknowledging that Hummingbird may make demand on the Guarantor on its own behalf and on behalf of any one or more of the other Creditors). All amounts payable hereunder by the Guarantor shall be paid in the currency in which the related amounts are owed by the applicable Debtor. The Guarantor hereby waives any and all presentments, demands, notices and protests in the enforcement of this guarantee, other than as may be required by applicable law.

         3. Continuing Guarantee: This guarantee shall be a continuing guarantee and shall be binding as a continuing obligation of the Guarantor. For all purposes of the liability of the Guarantor hereunder including without limitation the calculation of the amount of the Liabilities at any time, every sum of money which is now or which may hereafter from time to time be due or owing to any Creditor by any Debtor (or would have become so due or owing were it not for the insolvency, bankruptcy, reorganization or winding-up of such Debtor) shall be deemed to be and to continue due and owing to such Creditor until the same shall be actually paid in cash to such Creditor, notwithstanding the insolvency, bankruptcy, reorganization or winding-up of such Debtor or any other event whatsoever. The Guarantor agrees that, if at any time all or any part of any payment previously applied by any Creditor to any of the Liabilities is or must be rescinded or returned by such Creditor for any reason whatsoever (including without limitation the insolvency, bankruptcy, reorganization or winding-up of a Debtor), such Liability shall, for the purpose of this guarantee, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by such Creditor, and this guarantee shall continue to be effective or be reinstated, as the case may be, as to such Liability, all as though such application had not been made. No assurance, security or payment which may be rescinded or avoided under any law relating to insolvency, bankruptcy, reorganization or winding-up and no release, settlement, discharge or arrangement which may have been given or made on the faith of any such assurance, security or payment shall prejudice or affect the right of the Creditors to recover from the Guarantor to the full extent of this guarantee as if such assurance, security, payment, release, settlement, discharge or arrangement had never been granted, given or made. Any such release, settlement, discharge or arrangement shall as between the Creditors and the Guarantor, be deemed to have been given or made upon the express condition that it shall become and be wholly void and of no effect if the assurance, security or payment on the faith of which it was made or given shall at any time thereafter be rescinded or avoided as aforesaid, to the intent so that the Creditors shall become and be entitled at any time after any such recission or avoidance to exercise all or any of the rights conferred upon the Creditors hereunder and of all other rights which by virtue and as a consequence of this guarantee the Creditors would have been entitled to exercise but for such release, settlement, discharge or arrangement.

         4. Enforcing Rights Against Guarantor: The Guarantor hereby waives the benefits of division and discussion. Without limiting the foregoing, no Creditor shall be obliged to take any action or to exhaust any recourse against any Debtor, any other person, or any security held at any time by any Creditor, nor to value any security held by any Creditor, before requiring, or being entitled to, payment from, and to enforce its rights and remedies against, the Guarantor under this guarantee. No Creditor shall be obliged to marshall any assets in favour of the

Guarantor. Any third party dealing with any Creditor shall not be concerned to see or inquire as to the validity of any demand under this guarantee.

         5. Guarantee Absolute:

         (1) The liability of the Guarantor hereunder shall be absolute and unconditional and shall not be released, discharged, diminished, limited or in any way affected by any matter, act, failure to act, or circumstance whatsoever, including without limitation:
               (a) any lack of enforceability of any agreement between any Creditor and any Debtor or any document provided by any Debtor to any Creditor; (b) any failure on the part of any Debtor to carry out any rights or obligations under any agreement or document; (c) any change in the name, objects, powers, organization, share capital, constating documents, business, shareholders, directors or management of any Debtor; (d) any amalgamation, merger or consolidation of any Debtor into or with any other person or entity, or any sale, lease or transfer of all or any of the assets of any Debtor to any other person or entity; (e) any lack or limitation of power, incapacity or disability on the part of any Debtor or any of its directors, officers, shareholders, partners, employees or agents, or any other irregularity, defect or informality, or any fraud, on the part of any Debtor or any of its directors, officers, shareholders, employees or agents with respect to any or all of the Liabilities; (f) any impossibility, impracticability, frustration of purpose, illegality, force majeure or act of government or governmental authority; (g) the insolvency, bankruptcy, reorganization, winding-up or financial condition of any Debtor or any other person at any time; (h) any loss of or in respect of any security held by or on behalf of any Creditor, whether occasioned through the fault of a Creditor or otherwise;
               (i) any law, regulation, limitation period or other matter or circumstance which might otherwise constitute a defence available to, or a discharge of, a Debtor with respect to any or all of the Liabilities; (j) any loss or impairment of any right of the Guarantor to subrogation, reimbursement or contribution, whether or not as a result of any action taken or omitted to be taken by any Creditor; and (k) anything done, omitted to be done, suffered or permitted by any Creditor in connection with all or any of the Liabilities or otherwise or in connection with any security held by or on behalf of any Creditor (whether relating to the Liabilities or otherwise), or which might otherwise operate to release, discharge, diminish or limit in any way the liability of, or otherwise provide a defence to, a guarantor or surety.

         (2) The Creditors may, with respect to all or any of the Liabilities and without releasing, discharging, limiting or otherwise affecting in whole' or in part the Guarantor's liability hereunder: (a) amend, alter or vary any of their agreements with any of the Debtors or any other person; (b) grant time, renewals, extensions, indulgences, releases and discharges to any Debtor or any other person; (c) increase or reduce the rate of interest on all or any of the Liabilities; (d) alter, compromise, accelerate, extend or change the time or manner for payment by any Debtor of, or by any other person or persons liable to the Creditors in respect of any or all of the Liabilities; (e) take or abstain from taking security from any Debtor or any other person or from completing or perfecting any security taken; (f) release or add one or more guarantors or sureties, accept additional or substituted security, or release or subordinate any security; (g) accept compromises from any Debtor or any other person; (h) apply all money at any time received from any Debtor or from any person other than the Guarantor or from any security upon such part of the Liabilities as the Creditors may see fit, and change any such application from time to time in their discretion, or keep such money in a separate account for such period as the Creditors may determine without application to the Liabilities; and (i) otherwise deal with the Debtors, the Guarantor and all other persons and security as the Creditors may determine. The Creditors may apply all money at any time received from the Guarantor hereunder upon such part of the Liabilities as the Creditors may see fit, and may change any such application from time to time in their discretion.

         6. Indemnity: If any amount in respect of the Liabilities is not recoverable from the Guarantor hereunder on the basis of a guarantee, then, notwithstanding any other provision hereof, (a) the Guarantor shall be liable hereunder as principal debtor in respect of the due payment of such amount, and shall pay such amount to Hummingbird for the benefit of the Creditors after demand as herein provided, and (b) the Guarantor shall indemnify and saves each of the Creditors harmless from and against all losses, costs, damages, expenses, claims and liabilities that such Creditor may suffer or incur in connection with or in respect of any failure by the applicable Debtor for any reason to pay or perform any such Liability and shall pay the amount of such loss, cost, damage, expense, claim or liability to Hummingbird for the benefit of the applicable Creditor after written demand for same by Hummingbird.

         7. Conclusive Statement: Any account settled or stated by or between a Creditor and a Debtor at any time respecting the Liabilities shall be prima facie evidence that the balance or amount thereof appearing due to the applicable Creditor is so due.

         8. Stay of Acceleration, etc.: If acceleration of the time for payment, or the liability of a Debtor to make any payment, of any amount specified to be payable by a Debtor in respect of the Liabilities is stayed, prohibited or otherwise affected upon the insolvency, bankruptcy, reorganization or winding-up of such Debtor or any moratorium affecting the payment of the Liabilities by such Debtor, all such amounts otherwise subject to acceleration or payment shall nonetheless be deemed for all purposes of this guarantee to be and to become due and payable by such Debtor and shall be payable by the Guarantor hereunder forthwith after demand by Hummingbird.

         9. Subrogation, etc.: Until the Liabilities have been indefeasibly paid in full, the Guarantor shall not exercise or enforce any right of subrogation against any Debtor. In case of the insolvency, bankruptcy, reorganization or winding-up of a Debtor (whether voluntary or compulsory) or in the event that a Debtor shall make a bulk sale of any assets or scheme of arrangement with creditors, all dividends and other payments which may be due or payable to the Guarantor are hereby assigned and transferred to and shall be due and paid to Hummingbird for the benefit of the Creditors on account of the Liabilities, and for such payment to Hummingbird this shall be a sufficient warrant and authority to any person making the same. The Guarantor shall continue to be liable under this guarantee for any balance of the Liabilities which may be owing to the Creditors by a Debtor, and in the event of the valuation by the Creditors of any of their security and/or retention thereof by the Creditors in accordance with the Bankruptcy and Insolvency Act (Canada) or any other applicable legislation, such valuation and/or continuation shall not as between the Creditors and the Guarantor, be considered as a purchase of such security, or as payment or satisfaction or reduction of all or any part of the Liabilities.

         10. Amounts Owed by Debtors. All present and future indebtedness and liabilities of each of the Debtors to the Guarantor are, effective from and after the date of any demand under this guarantee, postponed and subordinated to the full and final payment of all Liabilities, and until otherwise agreed in writing by the Creditors, all moneys received by the Guarantor in respect of any such indebtedness and liabilities at any such time shall be received as mandatary and agent for the Creditors, shall be kept by the Guarantor separate and apart from its other assets, and shall be paid over to Hummingbird on account of the Liabilities.

         11. Alteration or Waiver: No alteration or waiver of this guarantee or of any of its terms, provisions or conditions shall be binding on the Creditors unless made in writing by an authorized officer of Hummingbird. No failure on the part of any Creditor to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right.

         12. Rights Not Exhaustive: All rights, powers and remedies of the Creditors hereunder shall be in addition to all rights, powers and remedies given to the Creditors at law, in equity, under statute, by agreement or otherwise. All such rights, powers and remedies are cumulative and not alternative and shall not be exhausted by any exercise thereof against the Guarantor or by any number of successive actions until and unless all of the Liabilities have been paid and each of the Guarantor's obligations hereunder has been fully performed. This guarantee is in addition to and not in substitution for any security held at any time by any of the Creditors.

         13. Severability: Any provision of this guarantee which is or is deemed to be void, prohibited or unenforceable in any jurisdiction shall be severed from this guarantee with respect to such jurisdiction, without in any way invalidating the remaining provisions of this guarantee and without affecting such provision in any other jurisdiction.

         14. Delivery and Completeness of Guarantee: Upon this guarantee, bearing the signature of the Guarantor, coming into the possession of Hummingbird, the same shall be deemed to be finally executed and delivered by the Guarantor and shall not be subject to or affected by any promise or condition affecting or limiting the Guarantor's liability except as set forth herein, and no statement, representation, agreement or promise on the part of any officer, employee or agent of any Creditor, unless contained herein, forms any part of this guarantee or has induced the making of this guarantee or shall be deemed in any way to affect the Guarantor's liability hereunder. This guarantee and the Participation Documents constitute the entire agreement between the Creditors and the Guarantor with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between them with respect thereto.

         15. Financial Condition: The Guarantor is fully aware of the financial condition of each of the Debtors, has made all inquiries which the Guarantor feels are necessary and acknowledges that the Guarantor has received no information from any Creditor regarding any Debtor or its financial condition.

         16. No Set-off: All payments to be made by the Guarantor hereunder shall be made in immediately. available funds and shall be made without set-off, or counterclaim and without deduction for any Taxes, levies, duties, fees, deductions, withholdings, restrictions or conditions of any nature whatsoever. If at any time any applicable law, regulation or international agreement requires the Guarantor to make any such deduction or withholding from any such payment, the sum due from the Guarantor with respect to such payment will be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Creditors receive ao net sum equal to the sum which they would have received had no deduction or withholding been required.

         17. Expenses: The Guarantor shall from time to time forthwith after demand by Hummingbird pay to Hummingbird all liabilities, costs and expenses (including reasonable legal fees and expenses on a solicitor and own client basis and any sales, goods and services or other similar taxes payable to any governmental authority with respect to any such liabilities, costs and expenses) incurred by the Creditors in the preservation or enforcement of any of their rights hereunder.

         18. Interest: The liability of the Guarantor to make any payments under this guarantee will bear interest at a nominal rate per annum equal to the Prime Rate in effect from time to time plus 2%, which rate per annum will change automatically without notice to the Guarantor as and when the Prime Rate changes. Such interest will be payable by the Guarantor on demand and will be calculated, but not compounded, daily (both before and after judgement) from and including the date such payment becomes due and payable by the Guarantor under this guarantee to but not including the date of payment. The term "Prime Rate" shall mean the reference rate of interest (however designated) of o for determining interest chargeable by it on Cdn. dollar commercial loans made in Canada.

         19. Communications: Any notice or communication to be given hereunder may be effectively given by delivering the same at the addresses set forth in the first paragraph hereof or by sending the same by prepaid registered mall or facsimile transmission to the parties at such addresses to the attention of o in the case of the Guarantor and Inder P.S. Duggal in the case of Hummingbird. The facsimile number for the Guarantor is o and for Hummingbird is (416) 496-2207. Any notice so mailed shall be deemed to have been received on the fifth Business Day next following the mailing thereof, provided that postal service is in normal operation during such time. Any delivered or facsimile notice shall be deemed to have been received on transmission if the date thereof is a Business Day and if sent prior to 5:00 p.m. (local time of the recipient), and if not, on the next Business Day following transmission. Either party may from time to time notify the other party, in accordance with the provisions hereof, of any change of its address which thereafter, until changed by like notice, shall be the address of such party for all purposes of this guarantee.

         20. Amalgamation. The Guarantor acknowledges that if a Debtor amalgamates or consolidates with any other body corporate or person, this guarantee will extend to and include all indebtedness, liabilities and obligations of the amalgamated body corporate or consolidated person; the term "Debtor", where used in this guarantee, will extend to and include the amalgamated body corporate or consolidated person; and the term "Liabilities", where used in this guarantee, will extend to and include the indebtedness, liabilities and obligations of the amalgamated body corporate or consolidated person of the nature described in paragraph 1 hereof.

         21. Governing Law: This guarantee shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with the laws of the Province of Ontario, excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction, and without prejudice to or limitation of any other rights or remedies available to the Creditors under the laws of any jurisdiction where property or assets of the Guarantor may be found. The Guarantor hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario without prejudice to the right of the Creditors to commence an action against the Guarantor in any other jurisdiction.

         22. Time: Time is of the essence with respect to this guarantee and the time for performance of the obligations of the Guarantor hereunder may be strictly enforced by the Creditors.

         23. Interpretation: Any word herein importing the singular number shall include the plural and vice versa and any reference herein to a person shall include reference to an individual, a firm, a partnership, a corporation, an association, a government and any other entity of any nature whatsoever and vice versa. The headings used in this guarantee are for convenience only and do not form a part of this guarantee nor are they intended to interpret, define or limit the scope, extent or intent of this guarantee or any provision hereof.

         24. Binding Nature: This guarantee shall extend to and enure to the benefit of the Creditors andoo their respective successors and assigns and shall be binding on the Guarantor and its successors. The Guarantor may not assign its obligations under this guarantee.

         25. Counterparts: This guarantee may be executed by the parties in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument, and delivery of counterparts may be effected by means of a telecopied transmission.

IN WITNESS OF WHICH, the Guarantor has caused this guarantee to be duly executed as of the date indicated on the first page of this guarantee.


                                           By:
                                                --------------------------------
                                                Name:  o
                                                Title: o


Read and Accepted as of the date indicated on the first page of this guarantee.

                                    HUMMINGBIRD LTD., on its own behalf
                                    and on behalf of its Related Parties

                                    By:
                                          --------------------------------
                                          Name:  o
                                          Title: o


                                    OPEN TEXT CORPORATION, on its own
                                    behalf and on behalf of its Related Parties

                                    By:
                                         --------------------------------
                                         Name:  o
                                         Title: o


                                    6575064 CANADA INC., on its own behalf
                                    and on behalf of its Related Parties

                                    By:
                                         --------------------------------
                                         Name:  o
                                         Title: o

                                   APPENDIX C
                    OPINION OF BANC OF AMERICA SECURITIES LLC

August 3, 2006


The Special Committee of the Board of Directors
The Board of Directors
Hummingbird Ltd.
1 Sparks Avenue
Toronto, Ontario M2H 2W1 Canada

Members of the Special Committee and the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares of Hummingbird Ltd. ("Hummingbird"), other than Open Text Corporation ("Open Text"), Sub (as defined below) and their respective affiliates, of the Consideration (as defined below) to be received by such holders pursuant to (i) an Arrangement Agreement (the "Agreement") to be entered into among Hummingbird, Open Text and 6575064 Canada Inc., a wholly owned subsidiary of Open Text ("Sub"), and (ii) a Plan of Arrangement to be implemented in accordance with the Agreement (the "Plan of Arrangement"). As more fully described in the Agreement and related Plan of Arrangement, Open Text will acquire Hummingbird by way of an arrangement (the "Transaction") pursuant to which each outstanding common share in the capital of Hummingbird (each, a "Hummingbird Common Share") will be transferred to Sub in exchange for $27.85 in cash (the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement and related Plan of Arrangement.

For purposes of the opinion set forth herein, we have:

         (i) reviewed certain publicly available financial statements and other business and financial information of Hummingbird;

         (ii) reviewed certain internal financial statements and other financial and operating data concerning Hummingbird;

         (iii) reviewed certain financial forecasts relating to Hummingbird prepared by the management of Hummingbird (the "Hummingbird Forecasts");

         (iv) discussed the past and current operations, financial condition and prospects of Hummingbird with senior executives of Hummingbird;

         (v) reviewed the reported prices and trading activity for Hummingbird Common Shares;

The Special Committee of the Board of Directors
The Board of Directors
Hummingbird Ltd.
August 3, 2006
Page 2

         (vi) compared the financial performance of Hummingbird and the prices and trading activity of Hummingbird Common Shares with that of certain other publicly traded companies we deemed relevant;

         (vii) compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

         (viii) reviewed a draft dated August 2, 2006 of the Agreement (the "Draft Agreement") and the form of the Plan of Arrangement attached as a schedule to the Agreement (the "Form Plan of Arrangement");

         (ix) reviewed certain public filings and statements made by Hummingbird and Open Text with respect to the offer commenced by Open Text on July 10, 2006 to acquire all outstanding Hummingbird Common Shares (the "Open Text Offer"), including the fact that the Board of Directors of Hummingbird publicly disclosed that it had determined that the Open Text Offer was a Superior Proposal under the terms of the Arrangement Agreement, dated May 25, 2006, among Hummingbird and certain affiliates of Symphony Technology Group (collectively, "Symphony" and, the transaction contemplated by such arrangement agreement, the "Symphony Transaction"); and

         (x) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the Hummingbird Forecasts, we have assumed, at the direction of Hummingbird, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Hummingbird as to the future financial performance of Hummingbird. We have not made any independent valuation or appraisal of the assets or liabilities of Hummingbird, nor have we been furnished with any such valuations or appraisals. We have assumed, at the direction of Hummingbird, that the final Agreement and Plan of Arrangement will not differ in any respect material to our analyses from the Draft Agreement and the Form Plan of Arrangement reviewed by us. We also have assumed, with the consent of Hummingbird, that the Transaction will be consummated as provided in the Draft Agreement and the Form Plan of Arrangement, with full satisfaction of all covenants and conditions set forth in the Draft Agreement and the Form Plan of Arrangement and without any waivers thereof. We further have assumed, with the consent of Hummingbird, that all third party consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Hummingbird or the Transaction.

The Special Committee of the Board of Directors
The Board of Directors
Hummingbird Ltd.
August 3, 2006
Page 3


We express no view or opinion as to any terms or aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or tax or accounting aspects thereof. As you are aware, we were not requested to, and we did not, solicit proposals from third parties regarding the acquisition of all or a portion of Hummingbird although, in addition to Symphony and Open Text, we understand that, from time to time in the past, representatives of Hummingbird have held discussions with, and received indications of interest from, certain third parties with respect to a potential acquisition of Hummingbird. We also were not requested to, and we did not, assist the Board of Directors or the Special Committee of Hummingbird in their evaluation of alternatives for Hummingbird, or in the negotiations of the terms of the Transaction, nor were we requested to, and we did not, provide any advice or services in connection with the Transaction other than the delivery of this opinion. We express no view or opinion as to any such matters and have assumed, with the consent of Hummingbird, that the terms of the Agreement and related Plan of Arrangement are, from the perspective of Hummingbird, the most beneficial terms that could be negotiated among the parties to the Agreement and related Plan of Arrangement and the transactions contemplated thereby. In addition, we express no view or opinion as to the relative merits of the Transaction in comparison to other transactions available to Hummingbird or in which Hummingbird might engage or as to whether any transaction might be more favorable to Hummingbird as an alternative to the Transaction, nor are we expressing any opinion as to the underlying business decision of the Board of Directors or the Special Committee of Hummingbird to proceed with or effect the Transaction.

We have acted as financial advisor to the Special Committee of Hummingbird solely to render this opinion and will receive a fee for our services payable upon rendering this opinion. We provided certain financial advisory services to the Special Committee of Hummingbird in connection with the Symphony Transaction, for which services compensation is payable. In the ordinary course of our businesses, we and our affiliates may actively trade or hold securities or loans of Hummingbird and Open Text for our own accounts or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

It is understood that this letter is for the benefit and use of the Special Committee and the Board of Directors of Hummingbird in connection with and for purposes of their evaluation of the Transaction. In addition, we express no opinion or recommendation as to how the shareholders of Hummingbird should vote or act in connection with the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion.

The Special Committee of the Board of Directors
The Board of Directors
Hummingbird Ltd.
August 3, 2006
Page 4



Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received by the holders of Hummingbird Common Shares (other than Open Text, Sub and their respective affiliates) in the proposed Transaction is fair, from a financial point of view, to such holders.

                                             Very truly yours,

                                             /s/ Banc of America Securities LLC

                                             BANC OF AMERICA SECURITIES LLC

                                   APPENDIX D
 PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

                               PLAN OF ARRANGEMENT
                                UNDER SECTION 192
                     OF THE CANADA BUSINESS CORPORATIONS ACT

                                   ARTICLE 1
                                 INTERPRETATION

1.1      Definitions
         -----------

         In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

         "Acquisition Sub" means 6575064 Canada Inc., a corporation incorporated under the CBCA and being a wholly-owned subsidiary of Parent;

         "Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or Article 5 hereof;

         "Arrangement Agreement" means the agreement dated August 4, 2006 among Parent, Acquisition Sub and Hummingbird providing for, among other things, the Arrangement;

         "Articles of Arrangement" means the articles of arrangement of Hummingbird in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

         "Business Day" means any day, other than a Saturday or Sunday or a statutory holiday in Ontario, Canada;

         "CBCA" means the Canada Business Corporations Act, as amended;

         "Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

         "Circular" means the notice of the Meeting and accompanying management proxy circular, including all schedules thereto, to be sent by Hummingbird to Shareholders in connection with the Meeting;

         "Court" means the Ontario Superior Court of Justice (Commercial List);

         "Depositary" means CIBC Mellon Trust Company and any other trust company, bank or equivalent financial institution agreed to in writing by Parent and Hummingbird and appointed to carry out any of the duties of the Depositary hereunder;

         "Director" means the Director appointed pursuant to section 260 of the CBCA;

         "Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 3.1;

         "Dissenting Holder" means any Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

         "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

         "Effective Time" means 9:00 a.m. (Toronto time) on the Effective Date;

         "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

         "Exchange Factor" means 0.8879, which is the exchange rate for one Canadian dollar into United States dollars based on the noon rate of exchange of the Bank of Canada on the business day immediately preceding the date of the Arrangement Agreement.

         "Final Order" means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

         "Hummingbird" means Hummingbird Ltd., a corporation existing under the CBCA;

         "Hummingbird Option" means any option to purchase Hummingbird Shares granted pursuant to the Hummingbird Stock Option Plan or any other stock option plan of Hummingbird or any predecessor of Hummingbird, or any option assumed or adopted by Hummingbird;

         "Hummingbird Shares" means the common shares in the capital of Hummingbird;

         "Hummingbird Stock Option Plan" means Hummingbird's 1996 Employee Stock Option Plan;

         "Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended, as contemplated by the Arrangement Agreement;

         "Lender Sub" means one or more wholly-owned subsidiaries of Hummingbird selected by Parent for purposes of making the loans contemplated in Section 2.3(a);

         "Lender Sub Option Note" has the meaning ascribed thereto in Section 2.3(a);

         "Lender Sub Share Note" has the meaning ascribed thereto in Section 2.3(a);

         "Letter of Transmittal" means the letter of transmittal forwarded by Hummingbird to Shareholders in connection with the Arrangement, in the form accompanying the Circular;

         "Loan Alternative" means the provision by Lender Sub of the loans contemplated under Section 2.3(a);

         "Loan Amount" means such amount of cash of Hummingbird or its subsidiaries that Parent requests in accordance with Section 5.5 of the Arrangement Agreement, provided that in any event, if so requested by Parent, such amount shall be not less than $58,000,000 and may be $0;

         "Mailing Date" means the date of mailing of the Circular to Shareholders;

         "Maximum Cash Amount" means the aggregate amount of cash in United States dollars equal to (a) the product obtained by multiplying (i) the number of Hummingbird Shares outstanding immediately prior to the Effective Time by (ii) the Purchase Price, less (b) the Share Loan Amount;

         "Meeting" means the special meeting of Shareholders to be held to consider the Arrangement Resolution, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order;

         "Option Loan Amount" means the aggregate amount of cash required to be paid by or on behalf of Hummingbird pursuant to Section 2.3(b)(i) in respect of the Hummingbird Options;

         "Optionholders" means the holders of Hummingbird Options;

         "Parent" means Open Text Corporation, a corporation existing under the CBCA;

         "Person" means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Exchange Act;

         "Purchase Price" means the sum of $27.85 per Hummingbird Share, payable in cash;

         "Share Loan Amount" means the difference obtained by subtracting the Option Loan Amount from the Loan Amount; provided that if the Loan Amount is $0 the Share Loan Amount shall also be $0;

         "Shareholders" means the holders of Hummingbird Shares whose names appear in the register of holders of Hummingbird Shares maintained by or on behalf of Hummingbird and, where the context so provides, includes joint holders of such Hummingbird Shares; and

         "Tax Act" means the Income Tax Act (Canada), as amended.

1.2      Interpretation Not Affected by Headings, Etc.
         ---------------------------------------------

         The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to "Article" or "section" followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Arrangement Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.

1.3      Rules of Construction
         ---------------------

         In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.4      Date of Any Action
         ------------------

         In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5      Time
         ----

         Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6      Currency
         --------

         Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America.

1.7      Statutes
         --------

         Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulations or rule which amends, supplements or supersedes any such statute, regulation or rule.

                                  ARTICLE 2
                                 ARRANGEMENT

2.1      Arrangement Agreement
         ---------------------

         This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

2.2      Binding Effect
         --------------

         This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Hummingbird, (ii) Parent and Acquisition Sub, (iii) all Shareholders and beneficial owners of Hummingbird Shares and (iv) all registered and beneficial owners of Hummingbird Options.

2.3      Arrangement
         -----------

         Commencing at the Effective Time, the following events set out in this
Section 2.3 shall occur and shall be deemed to occur consecutively in the order and at the times set out in this Section 2.3 without any further authorization, act or formality (subject to the order of Sections 2.3(b) and 2.3(c) being reversed if so requested by Parent in the notice referred to in Section 2.3(a) below):

         (a) If Parent has provided written notice to Hummingbird of Parent's request for the Loan Alternative at least ten business days prior to the Effective Time and such notice sets out the Loan Amount, the Share Loan Amount and the Option Loan Amount, then effective at the Effective Time, (i) if the Share Loan Amount is not $0, Hummingbird shall cause Lender Sub to loan an amount equal to the Share Loan Amount to Acquisition Sub, and Acquisition Sub shall deliver to Lender Sub a duly issued and executed promissory note (the "Lender Sub Share Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of paying a portion of the aggregate Purchase Price for the Hummingbird Shares, (ii) Hummingbird shall cause Lender Sub to loan an amount equal to the Option Loan Amount to Hummingbird, and Hummingbird shall deliver to Lender Sub a duly issued and executed promissory note (the "Lender Sub Option Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of making the payments contemplated by Section 2.3(b)(i), and (iii) the Maximum Cash Amount held by the Depositary shall cease to be held in escrow and shall be held in a segregated account by the Depositary for the exclusive purpose of paying a portion of the aggregate Purchase Price for the Hummingbird Shares. If Parent has not provided written notice to Hummingbird of Parent's request for the Loan Alternative but Parent provides written notice to Hummingbird at least ten business days prior to the Effective Time that it wishes Acquisition Sub to fund Hummingbird to enable Hummingbird to make the payments contemplated by
               Section 2.3(b)(i), then effective at the Effective Time, Acquisition Sub shall loan an amount equal to the Option Loan Amount to Hummingbird, and Hummingbird shall deliver to Acquisition Sub a duly issued and executed promissory note (the "Acquisition Sub Option Note") in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of making the payments contemplated by
               Section 2.3(b)(i).

         (b) Effective at one minute after the Effective Time (or, if specified in the notice referred to in Section 2.3(a) above, effective at two minutes after the Effective Time) each Hummingbird Option, notwithstanding any contingent vesting provisions to which it might otherwise have been subject, shall be deemed to be conditionally vested and exercisable only as part of the Arrangement and:

               (i) each Hummingbird Option shall be transferred by the Optionholder to Hummingbird in exchange for a cash payment from or on behalf of Hummingbird equal to the amount (if any) by which the Purchase Price exceeds the product of (x) the exercise price thereof (in Canadian dollars) multiplied by (y) the Exchange Factor, which amount shall be paid from the funds deposited with the Depositary under Section 2.3(a);

               (ii) each Hummingbird Option shall immediately be cancelled and all option agreements related thereto shall be terminated and the Optionholders shall thereafter have only the right to receive the consideration to which they are entitled pursuant to this Section 2.3(b) at the time and in the manner specified in Article 4; and

               (iii) the Hummingbird Stock Option Plan shall be terminated and none of Hummingbird or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to this Section 2.3(b).

         (c) Effective at two minutes after the Effective Time (or, if specified in the notice referred to in Section 2.3(a) above, effective at one minute after the Effective Time), each Hummingbird Share outstanding immediately prior to the Effective Time shall be transferred to Acquisition Sub in exchange for the Purchase Price from Acquisition Sub, which amount shall be paid from the funds deposited with the Depositary under Sections 2.3(a)(i) and (iii), and the names of the holders of such Hummingbird Shares transferred to Acquisition Sub shall be removed from the applicable registers of Shareholders, and Acquisition Sub shall be recorded as the registered holder of the Hummingbird Shares so acquired and shall be deemed the legal and beneficial owner thereof; subject to the right of Dissenting Holders to be paid the fair value of the Hummingbird Shares held prior to the Effective Time by such Dissenting Holders in accordance with Section 3.1.

         (d) Effective at three minutes after the Effective Time, all directors of Hummingbird shall cease to be directors and the following persons shall become the directors of Hummingbird (the "New Directors"): John Shackleton, Paul McFeeters and John Trent.

                                  ARTICLE 3
                              RIGHTS OF DISSENT

3.1      Rights of Dissent
         -----------------

               (a) A Shareholder may exercise rights of dissent (the "Dissent Rights") pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 in connection with the Arrangement; provided, however, that, (i) notwithstanding subsection 190(5) of the CBCA, any written objections to the Arrangement Resolution must be received by Hummingbird not later than 5:00 p.m. (Toronto time) on the day which is two Business Days preceding the Meeting, and
               (ii) notwithstanding section 190 of the CBCA, Acquisition Sub and not Hummingbird shall be required to pay fair market value for the Hummingbird Shares held by holders who duly exercise Dissent Rights. A Shareholder who duly exercises such Dissent Rights and who:

               (i) is ultimately entitled to be paid fair value for its Hummingbird Shares shall be deemed to have transferred such Hummingbird Shares to Acquisition Sub on the Effective Date contemporaneously with the event described in Section 2.3(d) in exchange for the fair value of such Hummingbird Shares; or

               (ii) is ultimately not entitled, for any reason, to be paid fair value for its Hummingbird Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

         (b) In no circumstances shall Parent, Acquisition Sub, Hummingbird or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Shareholder of those Hummingbird Shares in respect of which such rights are sought to be exercised.

         (c) For greater certainty, in no case shall Parent, Acquisition Sub, Hummingbird or any other Person be required to recognize a Dissenting Holder as a Shareholder after the Effective Time, and the name of each Dissenting Holder shall be deleted from the register of Shareholders on the Effective Date at the same time as the events described in Section 2.3(d) occur.

                                  ARTICLE 4
                          CERTIFICATES AND PAYMENTS

4.1      Letter of Transmittal
         ---------------------

         At the time of mailing the Circular or as soon as practicable thereafter, Hummingbird shall forward to each Shareholder and each Optionholder at the address of such holder as it appears on the register maintained by or on behalf of Hummingbird in respect of the holders of Hummingbird Shares or Hummingbird Options, as the case may be, a letter of transmittal in the case of the holders of Hummingbird Shares and, in the case of Optionholders, instructions for obtaining delivery of the consideration payable to Optionholders following the Effective Date pursuant to this Plan of Arrangement.

4.2      Exchange of Certificates for Cash
         ---------------------------------

         (a) At or before the Effective Time, Acquisition Sub shall deposit the Maximum Cash Amount with the Depositary to be held in escrow until Section 2.3(a) takes effect. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Hummingbird Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder as soon as practicable after the Effective Time, a cheque representing the cash which such Shareholder has the right to receive under the Arrangement for such Hummingbird Shares, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Acquisition Sub.

         (b) Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented any Hummingbird Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.2, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Hummingbird Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Hummingbird, Parent or Acquisition Sub. On such anniversary date, all certificates representing Hummingbird Shares shall be deemed to have been surrendered to Acquisition Sub and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to Hummingbird.

         (c) On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of Hummingbird to each Optionholder as reflected on the books and records of Hummingbird a cheque representing the payment to which such holder is entitled in accordance with Section 2.3(b) of this Plan of Arrangement, against receipt of such documentation as Parent or Hummingbird may reasonably require acknowledging the transfer and termination of the Hummingbird Options held by such Optionholder.

         (d) Any payment made by way of cheque by the Depositary on behalf of Acquisition Sub or Hummingbird that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder or Optionholder to receive the consideration for Hummingbird Shares or Hummingbird Options, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Hummingbird for no consideration.

4.3      Lost Certificates
         -----------------

         In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Hummingbird Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Hummingbird and the Depositary in such sum as Hummingbird may direct, or otherwise indemnify Hummingbird in a manner satisfactory to Hummingbird, against any claim that may be made against Acquisition Sub and Hummingbird with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4      Withholding Rights
         ------------------

         Hummingbird, Acquisition Sub, Parent and the Depositary and any affiliate of Hummingbird shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder or Optionholder such amounts as Hummingbird, Acquisition Sub, Parent or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Hummingbird Shares or Hummingbird Options in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

                                    ARTICLE 5
                                   AMENDMENTS

5.1      Amendments to Plan of Arrangement
         ---------------------------------

         (a) Hummingbird may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Parent and Acquisition Sub, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

         (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hummingbird at any time prior to the Meeting (provided that Parent and Acquisition Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

         (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to by each of Hummingbird, Parent and Acquisition Sub (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.

         (d) This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.3 in accordance with the terms of the Arrangement Agreement.

         (e) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

                                   ARTICLE 6
                               FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act, authorization or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

                               PLAN OF ARRANGEMENT

                                   APPENDIX A

                             FORM OF PROMISSORY NOTE
                             -----------------------

                                 Promissory Note
                                 ---------------

Date: o

                  FOR VALUE RECEIVED the undersigned unconditionally promises to pay on demand to o (the "Lender") or anyone else who the Lender may specify at o, or such other place as the Lender may direct in writing, the sum of $o with interest calculated daily from the date of this promissory note on the outstanding balance of such sum and payable monthly on the last day of each month at the same place, both before and after demand, default and judgment, at a nominal annual rate of interest equal to o percent and with interest on overdue interest payable at the same time, place and rate.

                  The undersigned agrees to provide the Lender with a written acknowledgement of its indebtedness to the Lender hereunder within thirty (30) days prior to each anniversary of this promissory note or as otherwise requested by the Lender from time to time.

                  This promissory note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province. The undersigned waives presentment for payment, notice of dishonour, protest and notice of protest in respect of this promissory note. This promissory note shall become effective when it has been executed and delivered. Time shall be of the essence of this promissory note in all respects. This promissory note constitutes the entire agreement of the parties pertaining to the indebtedness evidenced by this promissory note and supersedes all prior agreements, understandings, negotiations and discussions with respect to such indebtedness, whether oral or written.

                                         [BORROWER]


                                         By:
                                               --------------------------------
                                         Name:
                                         Title:

                                   APPENDIX E
                                  INTERIM ORDER

                                       Commercial List Court File No. 06-CL-6594

                        ONTARIO SUPERIOR COURT OF JUSTICE

                                 COMMERCIAL LIST



THE HONOURABLE MADAM                                   )   FRIDAY, THE 18th DAY
                                                       )
JUSTICE PEPALL                                         )   OF AUGUST, 2006



         IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

         AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF HUMMINGBIRD LTD., CONCERNING THE ACQUISITION BY 6575064 CANADA INC. OF ALL OF THE SHARES OF HUMMINGBIRD LTD.



                                HUMMINGBIRD LTD.

                                                                       Applicant

                                      ORDER


         THIS MOTION made by the Applicant, Hummingbird Ltd. ("Hummingbird"), pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985,
c. C-44, as amended (the "CBCA"), for an interim order for advice and directions in connection with the within application (the "Application"), was heard this day at 393 University Avenue, Toronto, Ontario.

         ON READING the Notice of Application, Notice of Motion and the Affidavit of Inder P.S. Duggal sworn August 15, 2006 (the "Duggal Affidavit"), and the exhibits thereto, and on hearing the submissions of counsel for Hummingbird and counsel for Open Text Corporation ("Open Text") and 6575064 Canada Inc. ("Acquisition Sub"), and on being advised of the letter of non-appearance delivered by the Director appointed under the CBCA,

Definitions

1. THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the Plan of Arrangement attached as Appendix D to the draft management information circular of Hummingbird Ltd. (the "Circular") attached as Exhibit "A" to the Duggal Affidavit.

The Meeting

2. THIS COURT ORDERS that Hummingbird shall be permitted to call, hold and conduct the Meeting, at which Shareholders will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Appendix A to the draft Circular, to, among other things, authorize, adopt and approve the Arrangement and Plan of Arrangement.

3. THIS COURT ORDERS that the record date (the "Record Date") shall be the close of business (Toronto time) on August 21, 2006.

4. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of special meeting forming part of the Circular (the "Notice"), the CBCA, the articles and by-laws of Hummingbird (including the quorum requirements thereof) and the terms of this Order and any further Order of this Honourable Court.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be: (a) the Shareholders or their respective proxy holders; (b) the officers, directors, auditors and advisors of Hummingbird; (c) representatives of Open Text and Acquisition Sub; (d) the Director; and (e) other persons who may receive the permission of the Chair of the Meeting.

6. THIS COURT ORDERS that at the Meeting, Hummingbird may also transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting.

Amendments to the Arrangement and Plan of Arrangement

7. THIS COURT ORDERS that Hummingbird is authorized, subject to the terms of the Arrangement Agreement, to make such amendments, revisions and/or supplements to the Arrangement and to the Plan of Arrangement as it may determine and the Arrangement and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution.

Adjournments and Postponements

8. THIS COURT ORDERS that Hummingbird, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as Hummingbird may determine is appropriate in the circumstances.

Notice of the Meeting

9. THIS COURT ORDERS that Hummingbird shall give notice of the Meeting, substantially in the form of the Notice, subject to Hummingbird's ability to change dates and other relevant information in the final form of Notice. The Notice shall be mailed or delivered in accordance with paragraph 11 of this Order. Failure or omission to give notice in accordance with paragraph 11 of this Order, as a result of mistake or of events beyond the control of Hummingbird, shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Hummingbird, then Hummingbird shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Solicitation of Proxies

10. THIS COURT ORDERS that Hummingbird is authorized to use proxies at the Meeting, substantially in the form accompanying the Circular, subject to Hummingbird's ability to insert dates and other relevant information in the final form of proxy. Hummingbird, Open Text and Acquisition Sub are authorized, at their expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. Hummingbird may waive, in its discretion, the time limits for the deposit of proxies by Shareholders if Hummingbird deems it advisable to do so.

Method of Distribution of Meeting Materials and Court Materials

11. THIS COURT ORDERS that Hummingbird is hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular, the form of proxy, the letter of transmittal and any other communications or documents determined by Hummingbird to be necessary or desirable (collectively, the "Meeting Materials"), as applicable:

         (a) to registered Shareholders, to the directors of Hummingbird and to the auditor of Hummingbird, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of Hummingbird as of the Record Date, or such later date as Hummingbird may determine in accordance with the CBCA; and

         (b) to non-registered Shareholders by Hummingbird complying with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators.

12. THIS COURT ORDERS that Hummingbird is hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular, and any other communications or documents determined by Hummingbird to be necessary or desirable (collectively, the "Court Materials"), to the holders of Hummingbird Options by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person, by courier, by facsimile, or by email), concurrently with the distribution described in paragraph 11 of this Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Hummingbird as of the Record Date.

13. THIS COURT ORDERS that Hummingbird is hereby authorized to make such amendments, revisions or supplements ("Additional Information") to the Meeting Materials and Court Materials as Hummingbird may determine in accordance with the terms of the Arrangement Agreement, and Hummingbird shall distribute such Additional Information by the method and in the time most reasonably practicable in the circumstances.

14. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 11 and 12 of this Order shall constitute good and sufficient service and notice thereof upon all such persons of the Meeting and the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to the persons described in paragraphs 11 and 12 of this Order or to any other persons.

15. THIS COURT ORDERS that a failure or omission to distribute the Meeting Materials and Court Materials in accordance with paragraphs 11 and 12 of this Order as a result of mistake or of events beyond the control of Hummingbird, shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Hummingbird, then Hummingbird shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Voting

16. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be the Shareholders as at the close of business on the Record Date.

17. THIS COURT ORDERS that the Arrangement Resolution must be passed at the Meeting by the affirmative vote of at least two-thirds of the votes cast in respect of the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting. Such vote shall be sufficient to authorize and direct Hummingbird to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

18. THIS COURT ORDERS that in respect of the vote on the Arrangement Resolution, each Shareholder is entitled to one vote for each Hummingbird Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

19. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Hummingbird (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Hummingbird Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.

Dissent Rights

20. THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights with respect to the Arrangement Resolution, in accordance with and in compliance with section 190 of the CBCA, as varied by the Plan of Arrangement, provided that,

         (a) notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Hummingbird not later than 5:00 p.m. (Toronto time) on the day which is two Business Days preceding the Meeting; and

         (b) notwithstanding section 190 of the CBCA, Acquisition Sub and not Hummingbird shall be required to pay fair market value for the Hummingbird Shares held by holders who duly exercise Dissent Rights.

21. THIS COURT ORDERS that a registered Shareholder who duly exercises such Dissent Rights and who:

         (a) is ultimately entitled to be paid fair value for its Hummingbird Shares shall be deemed to have transferred such Hummingbird Shares to Acquisition Sub on the Effective Date contemporaneously with the event described in section 2.3(d) of the Plan of Arrangement in exchange for the fair value of such Hummingbird Shares; or

         (a) is ultimately not entitled, for any reason, to be paid fair value for its Hummingbird Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder but, for greater certainty, in no case shall Open Text, Acquisition Sub, Hummingbird or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered Shareholder of those Hummingbird Shares in respect of which such rights are sought to be exercised, and in no case shall Open Text, Acquisition Sub, Hummingbird or any other Person be required to recognize a Dissenting Holder as a Shareholder after the Effective Time, and the name of each Dissenting Holder shall be deleted from the register of Shareholders on the Effective Date at the same time as the events described in Section 2.3(d) of the Plan of Arrangement occur.

Hearing of Application for Approval of the Arrangement

22. THIS COURT ORDERS that, upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 17 hereof, Hummingbird shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within Notice of Application.

23. THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

         (a)   Hummingbird;

         (b)   Open Text and Acquisition Sub;

         (c)   the Director; and

         (d) any person who has filed a Notice of Appearance herein in accordance with the provisions hereof, the Notice of Application and the Rules of Civil Procedure.

24. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Hummingbird at the following address: Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, Attention: Tom Friedland / Rachelle Dickinson, with a copy to counsel for Open Text and Acquisition Sub at the following address: Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, PO Box 50, Stn. 1st Can. Pl., Toronto, Ontario, M5X 1B8,
         Attention: Laura Fric / Craig Lockwood.

25. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons set out in paragraph 23 shall be entitled to be given notice of the adjourned date.

26. THIS COURT ORDERS that any materials to be filed by Hummingbird in support of the within Application for final approval of the Arrangement may be filed up to two days prior to the hearing of the Application without further order of this Honourable Court.

27. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Order and the terms of any instrument creating, governing or collateral to the Hummingbird Shares, the Hummingbird Options or the articles or by-laws of Hummingbird, this Interim Order shall govern.

28. THIS COURT ORDERS that Hummingbird shall be entitled to seek leave to vary this order upon such terms and upon the giving of such notice as this Honourable Court may direct.


                                        /s/ The Honourable Madam Justice Pepall
                                        ---------------------------------------

                                        ENTERED AT/INSCRIT A TORONTO
                                        ON/BOOK NO:
                                        LE/DANS LE REGISTRE NO.
                                        AUG 18 2006


HUMMINGBIRD LTD.    IN THE MATTER OF AN APPLICATION UNDER               Commercial List Court File: 06-CL-6594
                    SECTION 192 OF THE CANADA BUSINESS
       Applicant    CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS
                    AMENDED, AND RULES 14.05(2) AND 14.05(3) OF
                    THE RULES OF CIVIL PROCEDURE

---------------------------------------------------------------------------------------------------------------
                                        |
                                        |                                ONTARIO
                                        |                       SUPERIOR COURT OF JUSTICE
                                        |                            COMMERCIAL LIST
                                        |
                                        |
                                        |                    Proceeding commenced at Toronto
                                        |======================================================================
                                        |
                                        |
                                        |                            ORDER
                                        |======================================================================
                                        |
                                        |     Goodmans LLP
                                        |     Barristers & Solicitors
                                        |     250 Yonge Street
                                        |     Suite 2400
                                        |     Toronto, Ontario
                                        |     M5B 2M6
                                        |
                                        |     Tom Friedland  LSUC #:  31848L
                                        |     Rachelle Dickinson LSUC #: 51264U
                                        |
                                        |     Tel: (416) 979-2211
                                        |     Fax: (416) 979-1234
                                        |
                                        |     Solicitors for the Applicant
                                        |     Hummingbird Ltd.
                                        |
                                        |

                                   APPENDIX F
                    NOTICE OF APPLICATION FOR THE FINAL ORDER

                                                       Court File No. 06-CL-6594

                        ONTARIO SUPERIOR COURT OF JUSTICE

                                 COMMERCIAL LIST

         IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

         AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF HUMMINGBIRD LTD., CONCERNING THE ACQUISITION BY 6575064 CANADA INC. OF ALL OF THE SHARES OF HUMMINGBIRD LTD.



                                HUMMINGBIRD LTD.

                                                                       Applicant



                              NOTICE OF APPLICATION

TO THE RESPONDENTS:

         A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the applicant appears on the following page.

         THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Friday, September 22, 2006, at 10:00 a.m., or as soon after that time as the application may be heard, at 393 University Avenue, Toronto, Ontario.

         IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

         IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

         IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.




Date    August 11, 2006               Issued by
                                                 ------------------------------
                                                       Local registrar


                                      Address of      393 University Avenue
                                      court office    Toronto, Ontario  M5G 1E6



TO:      ALL HOLDERS OF COMMON SHARES OF HUMMINGBIRD LTD. AS AT AUGUST 21, 2006

AND TO:  ALL HOLDERS OF OPTIONS OF HUMMINGBIRD LTD. AS AT AUGUST 21, 2006

AND TO:  ALL DIRECTORS OF HUMMINGBIRD LTD.

AND TO:  Deloitte & Touche LLP
         BCE Place
         181 Bay Street Suite 1400
         Toronto, ON
         Canada  M5J 2V1

AND TO:  THE DIRECTOR
         Compliance & Policy Directorate
         Corporations Canada, Industry Canada
         9th Floor, Jean Edmonds Tower South
         365 Laurier Avenue West
         Ottawa, Ontario, K1A 0C8

AND TO:  OSLER, HOSKIN & HARCOURT LLP
         1 First Canadian Place
         PO Box 50, Stn. 1st Can. Pl.
         Toronto, Canada, M5X 1B8

         Laura Fric  LSUC#: 36545Q
         Craig Lockwood  LSUC#: 46668M

         Tel:  416-362-2111
         Fax:  416-862-6666

         Solicitors for 6575064 Canada Inc.
         and Open Text Corporation

         APPLICATION

1.       THE APPLICANT MAKES APPLICATION FOR:

         a) an interim order for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA") with respect to a proposed arrangement (the "Arrangement") of Hummingbird Ltd. ("Hummingbird"), concerning the acquisition by 6575064 Canada Inc., a wholly-owned subsidiary of Open Text Corporation, of all of the shares of Hummingbird;

         b) an order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

         c) such further and other relief as this Honourable Court may deem just.

2.       THE GROUNDS FOR THE APPLICATION ARE:

         a) Hummingbird is a corporation governed by the CBCA, with its head office in North York, Ontario and with its common shares listed and traded on the TSX and NASDAQ;

         b)    section 192 of the CBCA,

         c) all statutory requirements under the CBCA have been fulfilled or will be fulfilled by the date of the return of this Application;

         d)    Hummingbird is not insolvent;

         e) it is not practicable for Hummingbird to effect the Arrangement under any other provision of the CBCA;

         f)    the Arrangement is in the best interests of Hummingbird;

         g) the Arrangement is procedurally and substantively fair and reasonable overall to all affected parties;

         h) the directions set out and shareholder approvals required pursuant to any interim order this Court may grant have been followed and obtained, or will be followed and obtained, by the date of the return of this Application;

         i) certain of the holders of common shares of Hummingbird are resident outside of Ontario and will be served at their addresses as they appear on the books and records of Hummingbird as at August 21, 2006, pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim Order for advice and directions granted by this Honourable Court;

         j)    rules 14.05(2), 14.05(3) and 38 of the Rules of Civil Procedure;
               and

         k) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

         a)    such interim Order as may be granted by this Honourable Court;

         b) an Affidavit of Inder P.S. Duggal, Chief Financial Officer of Hummingbird, to be sworn on behalf of Hummingbird, with exhibits thereto, outlining the basis for the within application and for an interim Order for advice and directions;

         c) a further Affidavit, to be sworn on behalf of Hummingbird, with exhibits thereto, reporting as to compliance with any interim Order and the results of any meeting conducted pursuant to such interim Order, with exhibits thereto; and

         d) such further and other material as counsel may advise and this Honourable Court may permit.

August 11, 2006                         GOODMANS LLP
                                        Barristers & Solicitors
                                        250 Yonge Street, Suite 2400
                                        Toronto, Canada  M5B 2M6

                                        Tom Friedland  LSUC #: 31848L
                                        Rachelle Dickinson  LSUC#: 51264U

                                        Tel: (416) 979-2211
                                        Fax: (416) 979-1234

                                        Solicitors for the Applicant,
                                        Hummingbird Ltd.


HUMMINGBIRD LTD.    IN THE MATTER OF AN APPLICATION UNDER                  Court File No: 06-CL-6594
                    SECTION 192, CANADA BUSINESS
       Applicant    CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS
                    AMENDED

------------------------------------------------------------------------------------------------------
                                        |
                                        |
                                        |              ONTARIO SUPERIOR COURT OF JUSTICE
                                        |                      COMMERCIAL LIST
                                        |
                                        |
                                        |              Proceeding commenced at Toronto
                                        |
                                        |=============================================================
                                        |
                                        |                   NOTICE OF APPLICATION
                                        |               (returnable September 22, 2006)
                                        |
                                        |=============================================================
                                        |
                                        |     GOODMANS LLP
                                        |     Barristers & Solicitors
                                        |     250 Yonge Street, Suite 2400
                                        |     Toronto, Canada M5B 2M6
                                        |
                                        |     Tom Friedland LSUC#: 31848L
                                        |     Rachelle Dickinson LSUC#: 51264U
                                        |
                                        |     Tel: (416) 979-2211
                                        |     Fax: (416) 979-1234
                                        |
                                        |     Solicitors for the Applicant,
                                        |     Hummingbird Ltd.
                                        |
                                        |
                                        |
                                        |

                                   APPENDIX G
               SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

         190. (1) Right to dissent -- Subject to Sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

         (a) amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

         (b) amend its articles under Section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

         (c)   amalgamate otherwise than under Section 184;

         (d)   be continued under Section 188;

         (e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

         (f) carry out a going private transaction or a squeeze-out transaction.

         (2) Further right -- A holder of shares of any class or series of shares entitled to vote under Section 176 may dissent if the corporation resolves to amend its articles in a manner described in that Section.

         (2.1) If one class of shares -- The right to dissent described in subsection (2) applies even if there is only one class of shares.

         (3) Payment for shares -- In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this Section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

         (4) No partial dissent -- A Dissenting Holder may only claim under this Section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the Dissenting Holder.

         (5) Objection -- A Dissenting Holder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

         (6) Notice of resolution -- The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

         (7) Demand for payment -- A Dissenting Holder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

         (a)   the shareholder's name and address;

         (b) the number and class of shares in respect of which the shareholder dissents; and

         (c)   a demand for payment of the fair value of such shares.

         (8) Common Share certificate -- A Dissenting Holder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

         (9) Forfeiture -- A Dissenting Holder who fails to comply with subsection (8) has no right to make a claim under this Section.

         (10) Endorsing certificate -- A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a Dissenting Holder under this Section and shall forthwith return the share certificates to the Dissenting Holder.

         (11) Suspension of rights -- On sending a notice under subsection (7), a Dissenting Holder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this Section except where

         (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

         (b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

         (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

         (12) Offer to pay -- A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each Dissenting Holder who has sent such notice

         (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

         (b) if subsection (26) applies, a notification that it is unable lawfully to pay Dissenting Holders for their shares.

         (13) Same terms -- Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

         (14) Payment -- Subject to subsection (26), a corporation shall pay for the shares of a Dissenting Holder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

         (15) Corporation may apply to court -- Where a corporation fails to make an offer under subsection (12), or if a Dissenting Holder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any Dissenting Holder.

         (16) Shareholder application to court -- If a corporation fails to apply to a court under subsection (15), a Dissenting Holder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

         (17) Venue -- An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the Dissenting Holder resides if the corporation carries on business in that province.

         (18) No security for costs -- A Dissenting Holder is not required to give security for costs in an application made under subsection (15) or (16).

         (19)  Parties -- On an application to a court under subsection (15) or
(16),

         (a) all Dissenting Holders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

         (b) the corporation shall notify each affected Dissenting Holder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

         (20) Powers of court -- On an application to a court under subsection
(15) or (16), the court may determine whether any other person is a Dissenting Holder who should be joined as a party, and the court shall then fix a fair value for the shares of all Dissenting Holders.

         (21) Appraisers -- A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the Dissenting Holders.

         (22) Final order -- The final order of a court shall be rendered against the corporation in favour of each Dissenting Holder and for the amount of his shares as fixed by the court.

         (23) Interest -- A court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Holder from the date the action approved by the resolution is effective until the date of payment.

         (24) Notice that subsection (26) applies -- If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each Dissenting Holder that it is unable lawfully to pay Dissenting Holders for their shares.

         (25) Effect where subsection (26) applies -- If subsection (26) applies, a Dissenting Holder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder, or (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

         (26) Limitation -- A corporation shall not make a payment to a Dissenting Holder under this Section if there are reasonable grounds for believing that (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

                        Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Hummingbird's proxy solicitation agent, at:



                                    Georgeson


                              100 University Avenue
                             11th Floor, South Tower
                                Toronto, Ontario
                                     M5J 2Y1

                 North American Toll Free Number: 1-866-500-8075

                                FINANCIAL ADVISOR
                                -----------------

                              LEHMAN BROTHERS INC.

                               745 Seventh Avenue
                               New York, NY 10019
                                       USA
                             Telephone: 212-526-7000

  OFFICES OF THE DEPOSITARY, CIBC MELLON TRUST COMPANY, FOR THIS ARRANGEMENT:
  ---------------------------------------------------------------------------

                                    By Mail

                           CIBC Mellon Trust Company
                                 P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                    M5C 2K4

                       By Hand, Registered Mail or Courier

                            CIBC Mellon Trust Company
                                 199 Bay Street
                               Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                     M5L 1G9
                              Attn: Courier Window

                            Telephone: (416) 643 5500
                            Toll Free: (800) 387 0825

                        E mail: inquiries@cibcmellon.com

                                                                      DOCUMENT 2

                             LETTER OF TRANSMITTAL

                              WITH RESPECT TO THE
                                COMMON SHARES OF

                                HUMMINGBIRD LTD.

This Letter of Transmittal is for use by registered holders ("Shareholders") of common shares (the "Common Shares") of Hummingbird Ltd. ("Hummingbird") in connection with the proposed arrangement (the "Arrangement") involving Hummingbird, Open Text Corporation ("Parent") and 6575064 Canada Inc. ("Acquisition Sub"), a wholly-owned subsidiary of Parent, that is being submitted for approval at the special meeting of Shareholders to be held on September 15, 2006 (the "Meeting"). Shareholders are referred to the Notice of Meeting of Shareholders of Hummingbird and Management Information Circular (the "Circular") dated August 18, 2006 that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meaning set out in the Circular.

                  CIBC MELLON TRUST COMPANY (THE "DEPOSITARY")
        (SEE THE LAST PAGE OF THIS LETTER OF TRANSMITTAL FOR ADDRESS AND
                               TELEPHONE NUMBER)
             OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE
             TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

The Effective Date of the Arrangement is anticipated to be on or about October 2, 2006. On the Effective Date, Shareholders (other than Dissenting Holders) will be entitled to receive, in exchange for each Common Share, US$27.85 in cash.

In order for Shareholders to receive the cash consideration for their Common Shares, Shareholders are required to deposit the certificates representing the Common Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Common Shares deposited for payment pursuant to the Arrangement.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

DEPOSIT

         In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary for transfer and cancellation upon the Arrangement becoming effective, the enclosed certificate(s) representing Common Shares, details of which are as follows:
(Please print or type.)


---------------------------------- -------------------------------------- -----------------------------------
|     Certificate Number(s)       |      Name of Registered Holder       |      Number of Common Shares      |
|---------------------------------|--------------------------------------|-----------------------------------|
|                                 |                                      |                                   |
|---------------------------------|--------------------------------------|-----------------------------------|
|                                 |                                      |                                   |
|---------------------------------|--------------------------------------|-----------------------------------|
|                                 |                                      |                                   |
|---------------------------------|--------------------------------------|-----------------------------------|
|                                 |                                      |                                   |
---------------------------------- -------------------------------------- -----------------------------------

NOTE: If the space provided above is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

It is understood that, upon receipt of this Letter of Transmittal and of the certificate(s) representing the Common Shares deposited herewith (the "Deposited Shares") and following the Effective Time of the Arrangement, the Depositary will send to the undersigned a cheque representing the amount of cash the undersigned is entitled to receive in payment for the Deposited Shares, or hold such cheque for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares shall forthwith be cancelled.

The undersigned holder of Common Shares represents and warrants in favour of Acquisition Sub that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the acquisition consideration is paid, none of Acquisition Sub, Parent, Holdco, Hummingbird or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; and (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on September 14, 2006, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the business day preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares. These representations and warranties shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned surrenders to Acquisition Sub, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Hummingbird.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of the CPOA, and the undersigned hereby agrees not to take any action in future which results in the termination of the authority herein conferred.

The undersigned instructs the Depositary to mail the cheque representing payment for the Deposited Shares promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such cheque for pick-up, in accordance with the instructions given below.

By reason of the use of the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une version anglaise de la presente lettre denvoi, le soussigne, ce dernier et les destinataires sont reputes avoir demande que tout contrat atteste par l'arrangement, telle qu'il est accepte au moyen de cette lettre d'envoi, de meme que tous les documents qui s'y rapportant, soient rediges exclusivement en anglais.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box D, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Hummingbird.

It is understood that the undersigned will not receive payment in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at the address set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further understood that no interest will accrue on the purchase price payable in respect of the Deposited Shares in connection with the Arrangement. The undersigned further represents and warrants that the payment of the purchase price in respect of the Deposited Shares will completely discharge any obligations of Acquisition Sub, Parent, Hummingbird and the Depositary with respect to the matters contemplated by this Letter of Transmittal.


PLEASE COMPLETE EITHER BOX A OR BOX B. SEE INSTRUCTION 5 BELOW.

|---------------------------------------------------------------        ---------------------------------------------
|                            BOX A                             |        |                  BOX B                     |
|              PAYMENT AND DELIVERY INSTRUCTIONS               |        |          PICK-UP INSTRUCTIONS              |
|                                                              |        |                                            |
|                           |_|                                |        |                    |_|                     |
|                                                              |        |                                            |
| ISSUE A CHEQUE in the name of the undersigned and SEND THE   |        |  HOLD CHEQUE FOR PICK-UP AT THE            |
| CHEQUE to the address of the undersigned as it appears on    |        |  OFFICE OF THE DEPOSITARY                  |
| the Hummingbird register of Shareholders or to the           |        |                                            |
| following address:                                           |        |                                            |
|                                                              |        ---------------------------------------------
|               (please print or type)                         |
|                                                              |        ---------------------------------------------
|--------------------------------------------------------------|        |                  BOX C                     |
|                        (Name)                                |        |                                            |
|                                                              |        |  TO BE COMPLETED BY ALL SHAREHOLDERS       |
|                                                              |        |  BY SELECTING ONE BOX BELOW                |
|--------------------------------------------------------------|        |                                            |
|               (Street Address and Number)                    |        |  Indicate whether you are a resident of    |
|                                                              |        |  Canada for tax purposes;                  |
|                                                              |        |                                            |
|--------------------------------------------------------------|        |  |_|   The owner signing above represents  |
|               (City and Province or State)                   |        |        that it is a resident of Canada     |
|                                                              |        |        for tax purposes;                   |
|                                                              |        |                    OR                      |
|--------------------------------------------------------------|        |                    --                      |
|            (Country and Postal (or Zip) Code)                |        |  |_|   The owner signing above represents  |
|                                                              |        |        that it is not a resident of        |
|                                                              |        |        Canada for tax purposes.            |
|                                                              |        |--------------------------------------------|
|--------------------------------------------------------------|
|              (Telephone - Business Hours)                    |
|                                                              |
|                                                              |
|--------------------------------------------------------------|
|          (Tax Identification, Social Insurance or            |
|                   Social Security Number)                    |
|                                                              |
---------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
|                                                     BOX D                                                         |
|                                               DELIVERY INSTRUCTIONS                                               |
|                                   (in the event that the Arrangement is not completed)                            |
|                                                                                                                   |
|   TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.                                                 |
|   SEE INSTRUCTIONS 5 AND 8 BELOW                                                                                  |
|                                                                                                                   |
|         Mail certificate(s) to (Please fill in address for mailing):                                              |
|                                                                                                                   |
|-------------------------------------------------------------------------------------------------------------------|
|                                                                                                                   |
|-------------------------------------------------------------------------------------------------------------------|
|                                                                                                                   |
|-------------------------------------------------------------------------------------------------------------------|
|   OR                                                                                                              |
|   --                                                                                                              |
|                                                                                                                   |
|   |_|   Hold certificate(s) for pick-up at the office of the Depositary listed in Box B                           |
|                                                                                                                   |
--------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------
|                                                                                                                    |
|                                                        BOX E                                                       |
|                                                                                                                    |
|   TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.                                                  |
|   Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.                       |
|   |_|    The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf          |
|          of a U.S. Shareholders;                                                                                   |
|          OR                                                                                                        |
|          --                                                                                                        |
|   |_|    The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.               |
|   A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "A" that is located         |
|   federal income tax within the United States or any territory or possession thereof, or (B) a U.S. person         |
|   for United States purposes.                                                                                      |
|   If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup       |
|   withholding you must complete the Substitute Form W-9 included below or otherwise provide certification          |
|   that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8,         |
|   please contact the Depositary. See Instruction 9 for more information.                                           |
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
|                                                        BOX F                                                       |
|                                                                                                                    |
|   TO BE COMPLETED BY ALL SHAREHOLDERS                                                                              |
|                                                                                                                    |
|   Signature guaranteed by                                                                                          |
|   (if required under Instruction 3):                        Date __________________________ 2006                   |
|                                                                                                                    |
|--------------------------------------------------           -------------------------------------------------------|
|   Authorized Signature of Guarantor                         Signature of Shareholder or Authorized                 |
|                                                             Representative - See Instruction 4                     |
|                                                                                                                    |
|                                                                                                                    |
|--------------------------------------------------           -------------------------------------------------------|
|   Name of Guarantor (please print or type)                  Name of Shareholder (please print or type)             |
|                                                                                                                    |
|                                                                                                                    |
|                                                             -------------------------------------------------------|
|                                                             Taxpayer Identification, Social Insurance or Social    |
|                                                             Security Number of Shareholder (please print or type)  |
|                                                                                                                    |
|                                                                                                                    |
|--------------------------------------------------           -------------------------------------------------------|
|   Address of Guarantor (please print or type)               Name of Authorized Representative, if applicable       |
|                                                             (please print or type)                                 |
|                                                                                                                    |
|                                                             -------------------------------------------------------|
|                                                             Daytime telephone number of Shareholder or             |
|                                                             Authorized Representative                              |
|                                                                                                                    |
|                                                                                                                    |
|                                                             -------------------------------------------------------|
|                                                             Daytime facsimile number of Shareholder or             |
|                                                             Authorized Representative                              |
|                                                                                                                    |
---------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
|                                                                                                            |
|                                                 SUBSTITUTE FORM W-9                                        |
|                                                                                                            |
|                                      TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY                             |
|                                                                                                            |
|------------------------------------------------------------------------------------------------------------
|  SUBSTITUTE                  |                                              |                              |
|  FORM W-9                    | Part 1 - Please provide your name in         |                              |
|                              | the box at right.                            |------------------------------|
|  Department of the Treasury  |                                              | Name                         |
|  Internal Revenue Service    | Taxpayer Identification Number               |                              |
|                              | ("TIN") - ENTER YOUR TIN IN THE BOX          |                              |
|  Request for Taxpayer        | AT  RIGHT. (For most individuals,            |------------------------------|
|  Identification Number and   | this is your social security number.         |                              |
|  Certification               | If you do not have a TIN, see                | Social Security Number(s)    |
|                              | "Obtaining a Number in the Guidelines        | (If awaiting TIN, write      |
|                              | included in this form). CERTIFY BY           | "Applied For")               |
|                              | SIGNING AND DATING BELOW                     |                              |
|                              |                                              | OR                           |
|                              |                                              |                              |
|                              |                                              |------------------------------|
|                              |                                              | Employer Identification      |
|                              |                                              | Number(s) (If awaiting TIN,  |
|                              |                                              | write "Applied For")         |
|                              |                                              |                              |
|                              |----------------------------------------------|------------------------------|
|                              | Part 2 - For payees exempt from backup withholding, please write "exempt"   |
|                              | here (see Instructions):                                                    |
|                              |                                                                             |
|------------------------------|-----------------------------------------------------------------------------|
|                              | Part 3 - Certification - Under penalties of perjury, I certify that:        |
|                              |                                                                             |
|                              | (1)   The number shown on this form is my correct TIN (or I am waiting for  |
|                              |       a TIN to be issued to me) and                                         |
|                              | (2)   I am not subject to backup withholding because (a) I am exempt from   |
|                              |       backup withholding, (b) I have not been notified by the Internal      |
|                              |       Revenue Service ("IRS") that I am subject to backup withholding as a  |
|                              |       result of a failure to report all interest or dividends, or (c) the   |
|                              |       IRS has notified me that I am no longer subject to backup             |
|                              |       withholding; and                                                      |
|                              | (3)   I am a U.S. person (including a U.S. resident alien).                 |
|                              |                                                                             |
|                              | Certificate Instructions. You must cross out Item (2) above if you have     |
|                              | been notified by the IRS that you are currently subject to backup           |
|                              | withholding because you have failed to report all interest and dividends    |
|                              | on your tax return.                                                         |
|                              |                                                                             |
|                              | The IRS does not require your consent to any provision of this document     |
|                              | other than the certifications required to avoid backup  withholding.        |
|                              |                                                                             |
|                              | Signature of U.S. person ___________________   Date: _______________ 2006   |
|                              |                                                                             |
-------------------------------------------------------------------------------------------------------------

NOTE: Failure to furnish your correct TIN may result in penalties imposed by the Internal Revenue Service and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the arrangement. For additional details, please review the enclosed "Guidelines for Certification of Taxpayer
Identification Number on Substitute Form W-9" that follow the instructions accompanying this Letter of
Transmittal.


YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

-------------------------------------------------------------------------------------------------------------
|                                                                                                            |
|                        CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER                            |
|                                                                                                            |
|  I certify under penalties of perjury that a taxpayer identification number has not been issued to me,     |
|  and either (a) I have mailed or delivered an application to receive a taxpayer identification number to   |
|  the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an |
|  application in the near future. I understand that if I do not provide a taxpayer identification number    |
|  by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.            |
|                                                                                                            |
|  Signature: _________________________________    Date _______________________  2006                        |
|                                                                                                            |
-------------------------------------------------------------------------------------------------------------

                                  INSTRUCTIONS

1.   Use of Letter of Transmittal

     (a) In order to permit the timely receipt of the cash proceeds, it is recommended that this Letter of Transmittal (or a manually signed facsimile thereof), together with accompanying certificate(s) representing Common Shares, be received by the Depositary at the office specified below before 5:00 p.m. (Toronto time) on September 14, 2006, or in the case of any adjournment or postponement of the Meeting, no later than 5:00 p.m. (Toronto time) on the business day before the day that any adjourned or postponed Meeting is reconvened or held, as the case may be. Do not send the certificate(s) or this Letter of Transmittal to Hummingbird or Acquisition Sub.

     (b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Common Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received. Hummingbird recommends that the necessary documentation be hand delivered to the Depositary at the address specified below, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Common Shares.

2.   Signatures

     This Letter of Transmittal must be completed, dated and signed by the holder of Common Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

     (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

     (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owners:

          (i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

          (ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

     (c) If any of the surrendered Common Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Common Shares.

3.   Guarantee of Signatures

     No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of Common Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares or if payment is to be sent to a person other than the registered owner(s) of the Common Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

     An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

4.   Fiduciaries, Representatives and Authorizations

     Where this Letter of Transmittal or any share transfer power(s) of attorney are executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or by any other person acting in a representative capacity, such person should so indicate when signing and, this Letter of Transmittal must be accompanied by satisfactory evidence of such authority to act.

     Each of Hummingbird, Acquisition Sub or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.   Payment and Delivery Instructions

     In all cases, either Box "A" or Box "B" should be completed and Box "D" entitled "Delivery Instructions" should be completed. If those boxes are not completed, the cheque for the Common Shares or the certificate(s) in respect of the Common Shares (if the Arrangement is not completed) will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the securities register of Hummingbird.

6.   Miscellaneous

     (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

     (b) If Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

     (c) No alternative, conditional or contingent deposits of Common Shares will be accepted.

     (d) Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified on the last page of this Letter of Transmittal. This Letter of Transmittal is also available on the website maintained by The Canadian Depository for Securities Limited at www.sedar.com.

     (e) It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

     (f) Hummingbird and Acquisition Sub reserve the right, if either so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

     (g) This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.   Lost Certificates

     If a certificate representing Common Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with an explanation of the relevant circumstances, to the Depositary. The Depositary and/or the registrar and transfer agent for the Common Shares will respond with the replacement requirements in order for you to receive your entitlement, which shall include a requirement to provide an affidavit and such other requirements as the Depositary may determine in its sole discretion, including a bond and indemnification against any claim that may be made against Acquisition Sub with respect to the certificate alleged to have been lost, stolen or destroyed.

8.   Return of Certificates

     If the Arrangement does not proceed for any reason, any certificate(s) for Common Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box "D".

9.   United States Holders and Substitute Form W-9

     United States federal income tax law generally requires that a United States Holder (as defined below) who receives cash in exchange for Common Shares provide the Depositary with his correct Taxpayer Identification Number ("TIN") which, in the case of a holder of Common Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.

     To prevent backup withholding, each United States Holder must provide his correct TIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury:
     (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

     Certain holders (including, among others, all corporations) are exempt recipients not subject to these backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 or Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" (the "W-9 Guidelines") that follow these instructions.

     If Common Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

     If a United States Holder does not have a TIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN; (ii) write "Applied For" in the space for the TIN in Part I of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

     If the Substitute Form W-9 is not applicable to a United States Holder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

     For purposes of these instructions, a "United States Holder" is (i) a citizen or individual resident of the United States, (ii) a corporation (including an entity taxable as a corporation) or partnership created under the laws of the United States or any political subdivision thereof,
     (iii) an estate the income of which is subject to United States federal income tax regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

     A UNITED STATES HOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD.

     IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

     TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY SUCH SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

                         FOR UNITED STATES HOLDERS ONLY

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Depositary--Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the Depositary. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.


---------------------------------------------------------------------------------------------------------------------
|  For This Type of Account:                                 |  Give The Taxpayer Identification                    |
|------------------------------------------------------------|------------------------------------------------------|
|  1.   Individual                                           |  The individual                                      |
|------------------------------------------------------------|------------------------------------------------------|
|  2.   Two or more individuals (joint account)              |  The actual owner of the account or, if combined     |
|                                                            |  funds, the first individual on the account(1)       |
|------------------------------------------------------------|------------------------------------------------------|
|  3.   Custodian account of a minor (Uniform Gift to        |  The minor(2)                                        |
|       Minors Act)                                          |                                                      |
|------------------------------------------------------------|------------------------------------------------------|
|  4.   a.  The usual revocable savings trust (grantor is    |  The grantor-trustee(1)                              |
|           also trustee)                                    |                                                      |
|------------------------------------------------------------|------------------------------------------------------|
|       b.  So-called trust that is not a legal or valid     |  The actual owner(1)                                 |
|           trust under state law                            |                                                      |
|------------------------------------------------------------|------------------------------------------------------|
|  5.   Sole proprietorship or single-owner LLC              |  The owner(3)                                        |
|------------------------------------------------------------|------------------------------------------------------|
|  6.   A valid trust, estate or pension trust               |  The legal entity(4)                                 |
|------------------------------------------------------------|------------------------------------------------------|
|  7.   Corporate or LLC electing corporate status on        |  The corporation                                     |
|       Form 8832                                            |                                                      |
|------------------------------------------------------------|------------------------------------------------------|
|  8.   Association, club, religious, charitable,            |  The organization                                    |
|       educational, or other tax-exempt organization        |                                                      |
|------------------------------------------------------------|------------------------------------------------------|
|  9.   Partnership or multi-member LLC                      |  The partnership                                     |
|------------------------------------------------------------|------------------------------------------------------|
| 10.   A broker or registered nominee                       |  The broker or nominee                               |
|------------------------------------------------------------|------------------------------------------------------|
| 11.   Account with the Department of Agriculture in the    |  The public entity                                   |
|       name of a public entity (such as a state or local    |                                                      |
|       government, school district, or prison) that         |                                                      |
|       receives agricultural program payments               |                                                      |
--------------------------------------------------------------------------------------------------------------------

(1)  List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)  Circle the minor's name and furnish the minor's social security number.

(3)  You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.

(4)  List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.


OBTAINING A NUMBER                                    Payments of interest generally exempt
                                                      from backup withholding include:
If you don't have a taxpayer
identification number or you don't know               (i)   Payments of interest on
your number, obtain Form SS-5,                              obligations issued by
Application for a Social Security Card,                     individuals. Note: You
or Form SS-4, Application for Employer                      may be subject to backup
Identification Number, at an office of                      withholding if this
the Social Security Administration or                       interest is $600 or more
the Internal Revenue Service and apply                      and you have not
for a number.                                               provided your correct
                                                            taxpayer identification
PAYEES EXEMPT FROM BACKUP WITHHOLDING                       number to the payer.

Payees specifically exempted from backup              (ii)  Payments of tax-exempt
withholding include:                                        interest (including
                                                            exempt-interest
   (i)   An organization exempt from tax                    dividends under Section
         under Section 501(a), an                           852).
         individual retirement account
         (IRA), or a custodial account                (iii) Payments described in
         under Section 403(b)(7), if the                    Section 6049(b)(5) to
         account satisfies the                              non-resident aliens.
         requirements of Section
         401(f)(2).                                   (iv)  Payments on tax-free
                                                            covenant bonds under
   (ii)  The United States or a state                       Section 1451.
         thereof, the District of
         Columbia, a possession of the                (v)   Payments made by certain
         United States, or a political                      foreign organizations.
         subdivision or wholly-owned
         agency or instrumentality of                 (vi)  Mortgage interest
         any one or more of the                             paid to you.
         foregoing.
                                                      Certain payments, other than
                                                      payments of interest, dividends, and
   (iii) An international organization                patronage dividends, that are exempt
         or any agency or                             from information reporting are also
         instrumentality thereof.                     exempt from backup withholding. For
                                                      details, see the regulations under
   (iv)  A foreign government and any                 sections 6041. 6041A, 6042, 6044,
         political subdivision, agency                6045, 6049, 6050A and 6050N.
         or instrumentality thereof.
                                                      Exempt payees described above must
Payees that may be exempt from backup                 file a Substitute Form W-9 included
withholding include:                                  in this Letter of Transmittal to
                                                      avoid possible erroneous backup
   (i)   A corporation.                               withholding. FILE THIS FORM WITH THE
                                                      PAYER, FURNISH YOUR TAXPAYER
   (ii)  A financial institution.                     IDENTIFICATION NUMBER, WRITE
                                                      "EXEMPT" IN PART 2 OF THE FORM, SIGN
   (iii) A dealer in securities or                    AND DATE THE FORM AND RETURN IT TO
         commodities required to                      THE PAYER.
         register in the United States,
         the District of Columbia, or a               PRIVACY ACT NOTICE--Section 6109
         possession of the Untied                     requires you to provide your correct
         States.                                      taxpayer identification number to
                                                      payers, who must report the payments
   (iv)  A real estate investment trust.              to the IRS. The IRS uses the number
                                                      for identification purposes and may
   (v)   A common trust fund operated by              also provide this information to
         a bank under Section 584(a).                 various government agencies for tax
                                                      enforcement or litigation purposes.
   (vi)  An entity registered at all                  Payers must be given the numbers
         times during the tax year under              whether or not recipients are
         the Investment Company Act of                required to file tax returns. Payers
         1940.                                        must generally withhold 28% of
                                                      taxable interest, dividend, and
   (vii) A middleman known in the                     certain other payments to a payee
         investment community as a                    who does not furnish a taxpayer
         nominee or custodian.                        identification number to payer.
                                                      Certain penalties may also apply.
  (viii) A futures commission merchant
         registered with the Commodity                PENALTIES
         Futures Trading Commission.
                                                      (1)   Failure to Furnish Taxpayer
   (ix)  A foreign central bank of                          Identification Number--If you
         issue.                                             fail to furnish your taxpayer
                                                            identification number to a
   (x)   A trust exempt from tax under                      payer, you are subject to a
         Section 664 or described in                        penalty of $50 for each such
         Section 4947.                                      failure unless your failure is
                                                            due to reasonable cause and
Payments of dividends and patronage                         not to wilful neglect.
dividends generally exempt from
backup withholding include:                           (2)   Civil Penalty for False
                                                            Information With Respect to
   (i)   Payments to non-resident aliens                    Withholding--If you make a
         subject to withholding under                       false statement with no
         Section 1441.                                      reasonable basis that results
                                                            in no backup withholding, you
   (ii)  Payments to partnerships not                       are subject to a $500 penalty.
         engaged in a trade or business
         in the United States and that                (3)   Criminal Penalty for
         have at least one non-resident                     Falsifying
         partner.                                           Information--Wilfully
                                                            falsifying certificates or
   (iii) Payments of patronage dividends                    affirmations may subject you
         not paid in money.                                 to criminal penalties
                                                            including fines and/or
   (iv)  Payments made by certain                           imprisonment.
         foreign organizations.
                                                      For additional information, consult
   (v)   Section 404(k) payments made by              your tax consultant or the IRS.
         an ESOP.


  OFFICES OF THE DEPOSITARY, CIBC MELLON TRUST COMPANY, FOR THIS ARRANGEMENT:



                                    By Mail

                           CIBC Mellon Trust Company
                                 P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                    M5C 2K4


                      By Hand, Registered Mail or Courier


                           CIBC Mellon Trust Company

                                 199 Bay Street
                              Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                    M5L 1G9
                              Attn: Courier Window

                           Telephone: (416) 643-5500
                           Toll Free: (800) 387-0825


                        E-mail: inquiries@cibcmellon.com




          Any questions and requests for assistance may be directed by
             Shareholders to the Depositary at the telephone number
                          and locations set out above.

                                                                      DOCUMENT 3

                                HUMMINGBIRD LTD.

Form of Proxy -- Special Meeting of Shareholders of Hummingbird Ltd. (the "Company") to be held on Friday, September 15, 2006.

This Form of Proxy is solicited by and on behalf of Management of the Company.

Notes to proxy

1. Every registered shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

5. This Proxy, when properly executed, will be voted in the manner directed herein and in the discretion of Management as to any other business that may properly come before the meeting. If no directions are made, this proxy will be voted "FOR" the Special Resolution and "FOR" the Ordinary Resolution.

6. The securities represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

Please date and sign this form of proxy and return it in the enclosed envelope addressed to Proxy Department, CIBC Mellon Trust Company, P.O. Box 721 Agincourt, Ontario, M1S 0A1 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368.2502 so that it is received before 5:00 p.m. (Toronto time) on Thursday, September 14, 2006.

Appointment of Proxyholder

I/We, being registered           Print the name of the       ------------------
shareholder(s) of                person you are appointing  |                  |
Hummingbird Ltd.         OR      if this person is someone  |                  |
hereby appoint:                  other than Barry Litwin     ------------------

Barry Litwin

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as recommended by Management) and all other matters that may properly come before the Special Meeting of Shareholders of Hummingbird Ltd. to be held at The Hummingbird Centre for the Performing Arts, 1 Front Street East, Toronto, Ontario on Friday September 15, 2006 at 10:00 a.m. (Toronto time) (the "Meeting") and at any adjournment or postponement thereof.

Management recommends a vote FOR the following resolutions:

1  Special Resolution                                              For   Against
   The special resolution approving the arrangement (the           [ ]     [ ]
   "Arrangement ") under section 192 of the Canada Business
   Corporations Act involving Hummingbird Ltd. (the "Company "),
   Open Text Corporation and 6575064 Canada Inc. in the form attached as Appendix A to the management information circular of the Company dated August 18, 2006.

2  Ordinary Resolution                                             For   Against
   The ordinary resolution ratifying the issuance of options to    [ ]     [ ]
   acquire 50,000 Common Shares to each of Hadley C. Ford, John
   B. Wade III and John A. MacDonald on March 3, 2006.



                                        Authorized Signature(s) -- Sign Here --
                                        This section must be completed for your
                                        instructions to be executed.

                                        I/We authorize you to act in accordance
                                        with my/our instructions set out above.
                                        I/We hereby revoke any proxy previously
                                        given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted "FOR" the Special Resolution and "FOR" the Ordinary Resolution.

                                        Signature(s)
                                        ---------------------------------------
                                       |                                       |
                                       |                                       |
                                        ---------------------------------------



                                        ----------------------------------------
                                                                            Date

                                                                     DOCUMENT 4

[HUMMINGBIRD LOGO GRAPHIC OMITTED]



HUMMINGBIRD LTD. CONFIRMS MAILING OF MANAGEMENT INFORMATION CIRCULAR AND RECEIPT OF INTERIM ORDER

TORONTO, AUGUST 28, 2006 - Hummingbird Ltd. (NASDAQ: HUMC; TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions and network connectivity solutions, announced today that on August 25, 2006 it mailed to its shareholders a Management Information Circular in connection with the proposed statutory plan of arrangement under which all of Hummingbird's common shares will be acquired by a wholly-owned subsidiary of Open Text Corporation (NASDAQ: OTEX; TSX: OTC). The arrangement will be considered by shareholders at a special meeting scheduled for September 15, 2006. Hummingbird also confirmed that on August 18, 2006, it obtained an interim order from the Ontario Superior Court of Justice (Commercial List) concerning the arrangement. The Management Information Circular is available at www.sedar.com and www.sec.gov.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC; TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-Looking Statements

Forward-looking statements in this press release, including statements relating to the special meeting date, are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to Hummingbird. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to Hummingbird's ability to close the transaction in the time period anticipated, if at all, which is dependent upon Hummingbird's ability to receive the requisite regulatory approvals and to comply with the closing conditions to the transactions, some of which are beyond Hummingbird's control. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and Hummingbird assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For more information, please contact:

Inder Duggal
Chief Financial Officer
Hummingbird Ltd.
Tel: 416 496-2200 ext.2205
inder.duggal@hummingbird.com

Dan Coombes
Director, Investor Relations
Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359
daniel.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2623
michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HUMMINGBIRD LTD.
                                       -----------------------------------------
                                                     (Registrant)

Date:   August 28, 2006                By: /S/ INDER P.S. DUGGAL
        -------------------------          -------------------------------------
                                           Name:  Inder P.S. Duggal
                                           Title: Chief Financial Officer,
                                                  Secretary and Treasurer